10/16


06017682

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME voestalpine AG

*CURRENT ADDRESS voestalpine-Strasse 1
4020 Linz, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

FILE NO. 82- 35027

FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: ERS

DAT : 10/24/06

ANNUAL REPORT 2004/05


success : prospects

voestalpine

ONE STEP AHEAD.

voestalpine Group – Key figures

in EUR million	2000/2001	2001/2002[1]	2002/2003[1]	2003/2004[1]	2004/2005
Revenue	3,166.1	3,353.7	4,373.8	4,616.3	5,779.1
Profit from operations before depreciation (EBITD)	478.1	402.2	516.5	557.9	887.7
EBITD margin	15.1%	12.0%	11.8%	12.1%	15.4%
Profit from operations (EBIT)	258.3	153.9	210.2	243.7	552.5
EBIT margin	8.2%	4.6%	4.8%	5.3%	9.6%
Profit before tax (EBT)	247.1	85.2	109.3	201.9	497.5
Profit for the period from continuing operations	179.1	51.3	72.3	141.2	373.5
Discontinued operations	–	–	–1.9	–10.7	–50.0
EPS – Earnings per share from continuing operations (EUR)	5.60	1.57	1.85	3.44	9.44
Balance sheet total	3,401.2	4,087.1	4,516.7	4,659.9	5,355.3
Cash-flow from operating activities	388.7	180.3	267.2	576.5	550.6
Investments in tangible and intangible assets and interests	319.0	605.8	622.8	436.1	564.9
Depreciation	219.8	248.3	306.3	314.2	335.2
Equity[2]	1,529.5	1,563.7	1,785.9	1,853.2	2,166.3
Net financial debt	251.7	624.5	830.6	635.1	683.5
Net financial debt (in % of equity)	16.5%	39.9%	46.5%	34.3%	31.6%
Return on Capital employed (ROCE)	12.1%	6.1%	7.1%	7.8%	15.0%
Market capitalization period end	967.7	1,074.0	904.8	1,458.9	2,355.1
Number of shares	31.676,700	32.920,000	39.340,303	39.429,326	39.541,970
End of period share price	30.55	32.55	23.00	37.00	59.56
Dividend / share (EUR)	1.20	1.20	1.20	1.25	1.50[3]
Bonus / share (EUR)	0.70	–	–	0.35	0.60[3]
Employees excl. apprentices (period end)	15,658	17,129	22,226	22,755	22,955

[1] Adjusted by retrospective application of IFRS 3 and discontinued operations.
[2] From business year 2004/05 in accordance with IAS 27 incl. minority interest.
[3] As proposed to the Annual General Shareholders' Meeting.

CONTENTS


SEC MAIL
RECEIVED
PROCESSING
OCT 1 0 2006
WASH, D.C.
213
SECTION

THE SUPERVISORY BOARD OF **voest**alpine AG[1]

EM. O. UNIV. PROF. DR. H. C. DR. RUDOLF STRASSER
Honorary Chairman of the Supervisory Board
Johannes Kepler University, Linz

DR. JOACHIM LEMPPENAU
Chairman of the Supervisory Board
Chairman of the Managing Board of Volksfürsorge Versicherungsgruppe, Hamburg

MAG. DR. LUDWIG SCHARINGER
First Deputy Chairman of the Supervisory Board
CEO of Raiffeisenlandesbank Oberösterreich, Linz

DIPL.-ING. RAINER WIELTSCH
Second Deputy Chairman of the Supervisory Board
Member of the Managing Board of Österreichische Industrieholding AG, Vienna

DR. FRANZ GASSELSBERGER
Member of the Supervisory Board
CEO of Oberbank AG, Linz

DR. STEFAN KRALIK
Member of the Supervisory Board
Notary Public, Vienna

DR. JOSEF KRENNER
Member of the Supervisory Board
Financial director of the Government of Upper Austria, Linz

DR. MICHAEL KUTSCHERA MCJ
Member of the Supervisory Board
Partner of Binder Grösswang Rechtsanwälte OEG, Vienna

DR. FRANZ LAUER
Member of the Supervisory Board
Retired CEO of Wiener Städtische Allgemeine Versicherung AG, Vienna

MAG. DR. JOSEF PEISCHER
Member of the Supervisory Board
Director of the Chamber of Labor of Upper Austria, Linz

DIPL.-ING. DR. MICHAEL SCHWARZKOPF
Member of the Supervisory Board
Chairman of the Managing Board of Plansee Holding AG, Reutte

[1] According to the resolutions of the Annual General Meeting and the Supervisory Board dated July 1, 2004

JOSEF GRITZ
Member of the Supervisory Board
Chairman of the Works Council for Wage Earners of **voest**alpine Stahl Donawitz GmbH & Co KG, Donawitz

JOHANN HEILIGENBRUNNER
Member of the Supervisory Board
Chairman of the Works Council for Salaried Staff of **voest**alpine AG, Linz

JOSEF KRONISTER
Member of the Supervisory Board
Chairman of the Works Council for Wage Earners of **voest**alpine Stahl GmbH, Linz

HELMUT OBERCHRISTL
Member of the Supervisory Board
Chairman of the Central Works Council of **voest**alpine Stahl GmbH, Linz

ING. FRITZ SULZBACHER
Member of the Supervisory Board
Chairman of the Works Council for Salaried Staff of **voest**alpine Stahl GmbH, Linz;
Delegate to the Provincial Parliament of Upper Austria

The following members retired from the Supervisory Board of **voest**alpine AG on conclusion of the Annual General Meeting on July 1, 2004[2]:

PROF. DIPL.-ING. DR. RUDOLF STREICHER
Chairman of the Supervisory Board
Former Chairman of the Managing Board of Österreichische Industrieholding AG, Vienna

DR. PETER MICHAELIS
Member of the Supervisory Board
Speaker of the Managing Board of Österreichische Industrieholding AG, Vienna

KR DIPL.-ING. DR. JOSEF FEGERL
Member of the Supervisory Board
Member of the Supervisory Board of MIBA AG, Laakirchen

DR. CORNELIUS GRUPP
Member of the Supervisory Board
Chairman of the Supervisory Board of CAG Holding GmbH, Vienna

KARL HAAS
Member of the Supervisory Board
General Secretary of the Trade Union for the Metal and Textile Sector, Vienna

DKFM. KARL HOLLWEGER
Member of the Supervisory Board
Retired Chairman of the Managing Board of Österreichische Industrieholding AG, Vienna

[2] Functions as of the date of retirement from the Supervisory Board

THE MANAGEMENT BOARD OF **voest**alpine AG

DR. WOLFGANG EDER

Chairman
of the Management Board
Head of Division Steel
(born 1952,
joined **voest**alpine in 1978)

Areas of responsibility
within the Group:
- Group development
- Strategic human resources management
- Corporate communications
- Legal matters and M&A
- Sales organization
- Auditing
- Investor relations
- Market image

DR. WERNER HAIDENTHALER

Deputy Chairman
of the Management Board
Chief Financial Officer
(born 1944,
joined **voest**alpine in 1985)

Areas of responsibility
within the Group:
- Accounting
- Controlling
- Group treasury
- Taxes
- Management information systems
- Risk management

MAG. WOLFGANG SPREITZER

Member of the Management Board
Head of Division Profilform
(born 1951,
joined **voest**alpine in 1971)

Areas of responsibility
within the Group:
- Information technologies



DIPL.-ING. JOSEF MÜLNER

Member of the Management Board
Head of Division Railway Systems
(born 1947,
joined **voest**alpine in 1974)

Areas of responsibility
within the Group:
- R&D and innovation strategy

DIPL.-ING. FRANZ HIRSCHMANNER

Deputy Member
of the Management Board
Deputy Head of Division Steel
(born 1953,
joined **voest**alpine in 1978)

Areas of responsibility
within the Group:
- Environmental concerns
- Sourcing strategy

DIPL.-ING. MAG. ROBERT OTTEL

Deputy Member
of the Management Board
Head of division motion
(born 1967,
joined **voest**alpine in 1997)



From left to right: **Josef Mülner, Werner Haidenthaler, Wolfgang Eder, Wolfgang Spreitzer, Franz Hirschmanner, Robert Ottel**

LETTER OF THE MANAGEMENT BOARD

Ladies and Gentlemen:

We are pleased to report that this business year was easily the most successful in the company's history. As indicated in this annual report, the **voest**alpine Group reached new highs, with sales of nearly EUR 6 billion, an operating result of well over EUR 500 million, and ROCE (return on capital employed) of 15%. The Group did of course benefit from the strong situation in the steel industry. Nonetheless, the steel processing divisions too, namely Railway Systems, motion, and Profilform, also scaled new heights in sales and results despite the not particularly favorable trends in those areas, which was particularly encouraging.

The 2004/05 business year also saw the **voest**alpine share reach an all-time high, completion of the first stage of the "Linz 2010" (Division Steel) investment program to the tune of about EUR 1 billion, and further international acquisitions in all three processing divisions. Partly thanks to this further growth, all four group divisions further strengthened their positions in their respective key segments.

Further details regarding the 2004/05 business year can be found in the main part of the annual report. We should therefore like to comment briefly here on broader topics above and beyond issues relating to the 2004/05 business year.

The fact that a successful business year should coincide with such an important date for the **voest**alpine Group, namely the tenth anniversary of our fall 1995 IPO, might seem mere chance. However, it does underscore the way the company has moved ahead over the past ten years: with a consistent, sustained approach regarding company matters, and with a predictable and reliable approach regarding customers and shareholders.

It has perhaps been forgotten, but there was considerable skepticism surrounding the new direction we took ten years ago. Many parties simply could not envisage that the **voest**alpine Group could transform itself from a state-owned steel firm, hitherto synonymous with the results of political influence upon an industrial company, into a fully privatized, internationally successful corporate group.

However, the capital markets had faith in our strategy of value-adding growth and of focusing on high-value and profitable niche segments right from the start, and were ready to believe the company had a long-term future in a globally competitive environment. It was therefore **voest**alpine AG's shareholders, along with many long-term key customers and the highly motivated workforce, who laid the foundations for the Group's success. In return for this trust, we have paid out around EUR 500 million in dividends over these ten years and achieved a dividend yield of 4.6% a year and a total shareholder return (total capital gain plus dividends) of about 20% annually on average from the 1995 IPO to the end of the 2004/05 business year.

Despite all the reservations, when VOEST-ALPINE STAHL AG (as it was still called at that time) went public in October 1995 it was the most successful IPO ever by an Austrian company. What is particularly gratifying is that the **voest**alpine share trebled in value in the period from then up to the end of the past business year. This can be unequivocally linked to another important date of recent years: the summer 2003 decision to complete the privatization process—once and for all—by offering the remaining state-held shares via the capital markets. In light of how the share price has fared, it is fair to say that the all-time high in March 2005 can be traced back in causal terms to the time when the decision was made to take action to complete the privatization process.

This, along with the figures contained in this report, demonstrate that we were right to consistently pursue our efforts to fully privatize the Group via the capital markets and thus preserve the Group's strategic autonomy as a successful, quality- and technology-driven steel and steel processing niche provider.

We therefore wish to extend special thanks to our shareholders, especially those who acquired stock right at the beginning, for being with us, supporting us, and displaying such confidence over the last ten years.

Moreover, our employees believed in us from the very start and have displayed tremendous commitment, consistency and conviction, helping us along the road towards an autonomous future. Nowhere is the **voest**alpine Group's success more clearly reflected than in the area of personnel: In the year we went public, the **voest**alpine Group employed 15,000 people, almost all of them in Austria, and almost all of them in steel production. Currently we employ just under 23,000 people, of whom about 40% work for Railway

Systems, motion and Profilform division subsidiaries with international operations. Group employees hold 10.3% of **voest**alpine AG shares, a figure which is unique by international standards, and testifies to their firm belief in "their" company.

Our customers, too, have made a major contribution over the last ten years, and their indirect influence has been greater than it looks from the outside. Dedicated to being a strong and reliable partner, we have been aiming to meet their requests and needs in many instances for decades and they in turn have provided us with enormous help in strategically reorienting the **voest**alpine Group.

But we must not limit ourselves to simply reviewing a successful decade. We must also look ahead to a successful future. With the future in mind, in recent years we have comprehensively expanded basic steel operations in Linz, in addition to growing the processing divisions internationally. We have consistently strengthened our position in existing markets, while also targeting new regions in a sustained manner. Today, the **voest**alpine Group is well placed to efficiently and comprehensively exploit future opportunities in key product areas and market regions.

To ensure a successful future, we must also sustain group profitability by remaining consistent in our approach to modifying the portfolio. During the past business year, this has meant selling or shutting down non-core companies and companies whose long-term earnings outlook does not meet overall group earnings targets based on anticipated market movements. Action of this kind frequently involves social hardships, and we are aware that any such step will affect our people's fortunes. However, we cannot forget either that where the predecessor of today's **voest**alpine AG failed in the 1980s was in not having the strength for such moves, and over ten thousand jobs were consequently lost. Against this background, we must continue to adopt a critical stance and modify the portfolio based on group strategy rather than vice versa.

That brings us back to the topic of the IPO. A company that expects confidence from its owners must earn and cultivate that confidence by being credible, consistent and successful. There is no point in discussing the future in the absence of success. The yardsticks applied to the **voest**alpine Group over the last ten years differ from and are more demanding than those of earlier decades. The stock market listing has definitely brought about a change in corporate culture and approach, and we must continue to be a reliable and transparent partner able to "generate value" in every sense for customers, employees and shareholders.

These are the principles which we have applied over the last ten years and which will continue to underlie our future actions. We hope you, as customer, shareholder or employee, will continue to put your confidence in us as we confront future challenges.

Linz, June 2005

The Management Board

Wolfgang Eder | Werner Haidenthaler | Wolfgang Spreitzer

Josef Mülner | Franz Hirschmanner | Robert Ottel

GROUP STRUCTURE BY DIVISIONS

voestalpine AG (Holding)





voestalpine – Division Steel

voestalpine Stahl GmbH
- **voest**alpine Grobblech GmbH
- **voest**alpine Gießerei Linz GmbH
- **voest**alpine Schmiede GmbH[1]
- **voest**alpine Stahl Service Center GmbH
- **voest**alpine Stahlhandel GmbH
- **voest**alpine Anarbeitung GmbH
- **voest**alpine Rohstoffhandel GmbH (83.5%)[2]
- **voest**alpine Rohstoffbeschaffungs-GmbH[2]
- Logistik Service GmbH
- **voest**alpine Mechatronics GmbH (63%)[2]
- **voest**alpine Eurostahl GmbH[3]

voestalpine – Division Railway Systems

voestalpine Bahnsysteme GmbH & Co KG
- **voest**alpine Schienen GmbH
- TSTG Schienen Technik GmbH
- VAE GmbH
- **voest**alpine Klöckner Bahntechnik GmbH
- **voest**alpine Railpro B.V. (70%)
- **voest**alpine Stahl Donawitz GmbH & Co KG
- **voest**alpine Austria Draht GmbH
- **voest**alpine Tubulars GmbH & Co KG (50%)

[1] Merged into **voest**alpine Stahl GmbH as of the end of the 2004/05 business year
[2] Incl. minority interest held by other group companies
[3] Group sales organization; will be part of the Division Steel from the 2005/06 business year on





voestalpine – division motion

voestalpine motion gmbh & co kg

- Polynorm N.V.
- **voest**alpine Matzner GmbH & Co KG[4]
- **voest**alpine Europlatinen GmbH & Co KG
- **voest**alpine Rotec GmbH
- Vollmer GmbH & Co KG[5]
- Vollmer Metallwaren GmbH & Co KG[5]
- Turinauto S.p.A. (33.33%)



voestalpine – Division Profilform

voestalpine Profilform GmbH

- **voest**alpine Krems GmbH
- **voest**alpine Krems Finaltechnik GmbH
- Nedcon N.V
- Sadef N.V.
- Metsec plc
- Roll Forming Corporation
- **voest**alpine Profilform s.r.o.
- **voest**alpine Präzisionsprofil GmbH

[4] The decision to shut down the **voest**alpine Matzner group was taken at the end of the 2004/05 business year
[5] Acquisition took place at the beginning of the 2005/06 business year

In this organization chart, the corporate groups information relates to the respective lead companies. For a detailed description of the organizational structure, please refer to the description of holdings in the appendix (page 120 onwards).

CORPORATE GOVERNANCE REPORT

The Austrian Corporate Governance Code became valid in October 2002. This Code provided Austrian corporations with a regulatory framework for company management and supervision.

The Code achieves validity through voluntary self-regulation by the companies. The Management Board and Supervisory Board of **voest**alpine AG approved the recognition of the Code of Corporate Governance in 2003 and implemented the appropriate measures.

The Code's objective is the responsible management and supervision of companies and groups of companies, aiming at the creation of sustainable and long-term value. The Code is designed to establish a high degree of transparency for all company stakeholders.

The Code is based on the provisions of Austrian corporation law, securities and capital market law, as well as on the tenets of the OECD Principles of Corporate Governance. On the basis of the amendments to the Stock Exchange Act which came into force on January 1, 2005, and of the 2004 Accounting Standards Amendment Act, seven rules of the Code were amended on February 22, 2005. These amendments have already been implemented in the **voest**alpine Group.

Since its initial public offering in 1995, **voest**alpine AG has already been largely in compliance with the internationally recognized Principles of Good Corporate Governance. Due to the high standards of corporate governance already in place, introduction of the Code of Corporate Governance will require only a few adjustments.

In addition to the mandatory "L rules"* (legal requirements), the Code will be observed in accordance with the "C rules" (comply or explain) with the following restrictions:

RULE 38:	No age limit is defined in the Articles of Incorporation for the nomination of members to the Management Board. In the principles for the nomination of Management Board members, however, the Supervisory Board has established an age limit of 65 years for nomination. The Supervisory Board may make reasonable exceptions to this principle.
RULE 42:	No strategy committee will be set up by the Supervisory Board. Issues of corporate strategy will be addressed exclusively in the plenary session of the Supervisory Board.
RULE 49:	Company transactions with individual members of the Supervisory Board or companies with which they are associated shall be entered into on the basis of general market conditions. Such transactions shall be submitted to the Supervisory Board for approval and subsequently made public if they fall under the list of transactions requiring action by the Supervisory Board or if they do not conform to the conventional standards of the industry.
RULE 54:	The Articles of Incorporation do not specify an age limit for the nomination of Supervisory Board members for the company.

In respect of Rule 49 of the Code, the Supervisory Board has approved the appointment of Dr. Michael Kutschera as legal advisor to **voest**alpine AG for a group financing project. The Supervisory Board has also authorized the appointment of Dr. Kutschera as lawyer to **voest**alpine AG in matters of compulsory labor and restitution. In this matter it is likely that only concluding activities will still have to be carried out. Payment of this position will be made at the respective hourly rates generally applicable at the Binder Grösswang law firm, where Dr. Michael Kutschera works as a partner. These hourly rates are between EUR 200 and EUR 390 per hour.

voestalpine AG also complies to the fullest extent with the recommendations as defined by the "R rules".

The Corporate Governance Code provides for regular external evaluations of the company's compliance with the Code. Such an evaluation was carried out by the Group's auditor in the course of checking the 2004/05 financial statements. The auditor determined as a result of the evaluation that the declaration of compliance with the Corporate Governance Code submitted by **voest**alpine AG corresponds to the realities allowing for the provisos contained in the declaration.

The detailed auditor's report of the external evaluation may be inspected on the company's home page at www.voestalpine.com.

* The Code of Corporate Governance contains the following rules: "L rules" (= legal requirements), which are the mandatory measures prescribed by law; "C rules" (comply or explain), non-compliance of which must be justified; "R rules" (recommendations) are recommendations only.

INVESTOR RELATIONS

TEN YEARS OF THE **voest**alpine SHARE—VALUE-ADDING GROWTH IN ITS BEST FORM

The year 2005 has been a very significant one for **voest**alpine AG in many respects. Firstly, the 2004/05 business year which came to an end on March 31, 2005, was by far the most successful year in the Group's history, not only from an operational point of view but also with regard to price performance of the share; secondly, this year sees the tenth anniversary of the initial public offering on the Vienna Stock Exchange. During this period, the corporation, and with it the value of the **voest**alpine share, have grown continuously. The consistent implementation of corporate strategy directed at constant extension of the added-value chain towards customers was therefore also rewarded appropriately on the capital market.

From the time of the initial public offering (IPO) in October 1995 (offer price: EUR 20.71) up to the end of the 2004/05 business year, the value of the **voest**alpine share has trebled. It should be noted that, when looking at the market price trends over the last few years, there is a clear chronological correlation between the final withdrawal of the government in September 2003 and the company's significant enhancement in value on the capital market. The total shareholder return – i.e., the overall view looking at price performance and dividend payments – shows that during the last ten years, the shareholders of **voest**alpine AG have been able to achieve an average rate of return made up of dividend and share price of around 20% a year and thus highlights the positive development of **voest**alpine AG since it was first quoted in 1995.
Furthermore, it should be noted that in the time since first being quoted the share has never fallen below the level of the original buying price.

PRICE PERFORMANCE IN THE 2004/05 BUSINESS YEAR

In the last business year, the price of the **voest**alpine share developed along an extremely positive course. The as yet all-time high was reached on March 10, 2005, with an end-of-day closing price of EUR 67.70, which corresponds to an increase in value of 226% compared with the initial issue price. From the middle of March the price came under some pressure due to a phase of increased profit-taking which set in immediately thereafter (possibly too in the wake of significant levels of exchange of the convertible bond issued by the OIAG – see below).
Nevertheless, there has been a significant increase in price from EUR 37.79 to EUR 59.56 over the whole 2004/05 business year signifying an increase in value of 58%.

The **voest**alpine Group's operational performance was very well and its share rose in attractiveness as a result of the further increase in widely spread shareholdings following the full privatization in the fall of 2003. The stock also profited from the ongoing positive development of the Vienna Stock Exchange that was observed with great interest on an international level.

Furthermore, the **voest**alpine stock surpassed the significant rise in the Austrian Traded Index (ATX). Its price over the course of the 2004/05 business year has risen around 20% higher than that of the Austrian central index. It was even possible to outperform the Dow Jones Euro STOXX 600, the most significant comparable index for Europe, by 50%.



voestalpine AG VS.
INTERNATIONAL INDICES
Financial year 2004/05
April 1, 2004 – March 31, 2005
Change compared
to March, 2004 in %
— voestalpine AG
— Austrian Traded Index (ATX)
— Dow Jones STOXX
190
180
170
160
150
140
130
120
110
100
90

This development is attributable to several factors. Alongside a generally positive environment for the steel industry (favorable developments in quantities and prices) it was brought about at corporate level above all by the excellent performance, simultaneous further improvement in the earnings structure, continued specialization of the divisions on market leadership in high-quality niche segments and finally the government's final withdrawal from its role as owner already touched on.

INVESTOR-RELATIONS ACTIVITIES

IR activities were developed still further in the 2004/05 business year. In addition to numerous lectures in front of investment clubs and small shareholders, far in excess of 100 different institutional investors were informed about the Group's development prompted by investor conferences, roadshows and specific investor meetings alone. The number of analysts publishing reports about **voest**alpine AG also rose again.
These currently include:
Bank Austria Creditanstalt, Vienna. Bayerische Landesbank, Munich. BHF-BANK, Frankfurt. CSFB, London. Deutsche Bank, Vienna/Frankfurt. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. JP Morgan, London. Merrill Lynch, London. Morgan Stanley, London. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt. UBS, London.

In the fall of 2004, **voest**alpine AG was awarded the Austrian Stock Exchange Award for its exemplary investor relations work; the Group's efforts in the field of Corporate Governance were awarded third prize.

OWNERSHIP STRUCTURE

Following inventory-taking carried out in May 2005, around 45% of **voest**alpine stock is in the hands of Austrian institutional and private investors. This does not include the employee holding (by way of the employee endowment) which amounts to 10.3%.

The remaining stocks are held predominantly by institutional investors in Europe (24%) and the USA (19%). Around 8% are still accounted for by the convertible bond issued in September 2003 by the government holding OIAG. This means that approximately one in two subscribers of the bond issued originally by the government for the last 15% of the **voest**alpine share have exchanged ahead of time (final maturity: October 2006).

OWNERSHIP STRUCTURE

Business year 2004/05



45.0% Austria
10.3% Employee shareholding scheme
1.7% Rest of world
2.0% Switzerland
6.0% Rest of Europe
8.0% Germany
8.0% Great Britain
19.0% North America

Share capital	EUR 287.784,423.30 divided into 39.600,000 non-par value shares Status of own holdings as of March 31, 2005: 58,030 shares
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

CLASS OF SHARES

Common bearer shares
Details in euros

Share price high April 2004 to March 2005	67.70
Share price low April 2004 to March 2005	35.00
Share price as of March 31, 2005	59.56
Market capitalization as of March 31, 2005*	2,355,119,733

* Basis: total number of shares minus repurchased shares

BUSINESS YEAR 2004/05

In euros

Earnings/share	9.44
Dividend/share*	1.50 + 0.60 bonus
Book value/share	54.79

* Subject to decision of shareholders' meeting

PROJECTED SCHEDULE FOR THE CALENDAR YEAR 2005

June 30, 2005	Annual Shareholders' Meeting
July 12, 2005	Ex-dividend date
July 18, 2005	Dividend payment date
August 19, 2005	Letter to shareholders on the 1st quarter 2005/06
November 22, 2005	Letter to shareholders on the 1st half of 2005/06

INVESTOR RELATIONS

Wolfgang Lemberger
Tel.: +43 (0)732/65 85-9949
E-mail: InvestorRelations@voestalpine.com
Fax: +43 (0)732 6980-5581
Internet: www.voestalpine.com

HIGHLIGHTS 2004/05

THE MOST SUCCESSFUL YEAR in the history of the Group

Strategy of VALUE-ADDING GROWTH consistently continued
in all four divisions—EBIT margin and ROCE REACH NEW RECORD FIGURES

Completion of the first stage of the huge
"LINZ 2010" investment program in the Division Steel

EXPANSION OF THE MARKET POSITION through additional international
acquisitions in the processing divisions Railway Systems,
motion, and Profilform

voestalpine SHARE reaches an ALL-TIME HIGH,
earnings per share climb from EUR 3.44 to EUR 9.44

REPORT OF THE MANAGEMENT BOARD

MANAGEMENT REPORT 2004/05

This Management Report of **voest**alpine AG is also to be considered the Group Management Report, as we are making use of the provision in accordance with Section 267(3) of the Austrian Commercial Code (HGB) which permits the consolidation of the two reports.

ECONOMIC ENVIRONMENT

The world-wide economy grew by 3.8% in 2004. While the economy in the United States and particularly in China was robust throughout the entire year, economic growth in the euro zone slowed down appreciably during the second half of the year, thus holding growth to a mere 2% over the entire year 2004. The reasons were continued weak domestic demand, the high price of crude oil, and a downturn in exports due to the rise in the rate of exchange of the euro compared to the US dollar.

Uneven economic development in Europe

Although, compared with the euro zone, the economy in the 25-member European Union (EU) grew slightly more strongly at 2.3% because the economies of the new member states showed more dynamic momentum, it was still significantly lower than the OECD average of 3.3%.
Within Europe, which continues to be the most important export market for the **voest**alpine Group, Great Britain showed an above average increase with growth of its gross national product of a little over 3%, while the German economy merely grew by just short of 1.7% in 2004, and even this growth was only possible because of a continued favorable trend in exports. At 2.3%, growth in France corresponded to the EU average and, compared to 2003 (0.5%), it accelerated significantly.

After three consecutive down years, Austria posted a GNP growth of just under 2% in 2004. Here, too, it was not domestic demand (only +0.6% compared to 2003) that fueled this improvement but considerable growth (9%) in the export sector.
The economic trend in Italy, likewise an important market for the **voest**alpine Group, was also more sluggish during the past year, experiencing economic growth of only 1.2%. The dynamic economic situation in the new Central and Eastern European member states, as well as in potential accession states in this region continued with growth rates that ranged from 4% (Czech Republic, Hungary) to more than 8% (Romania).

Largely positive development of customers in the premium segment

The trend in the most important customer industries for the **voest**alpine Group was uneven. The situation in the European automotive industry (including commercial vehicles) differed widely, depending on the manufacturer. However, business performance for the main customers in the premium segment was largely positive. The household appliance industry showed a similarly differentiated appearance. The building industry stabilized in 2004, although at a lower level. The fact that there has not been a sustained recovery, particularly in this sector, is largely a result of the continued restrictive budget policies in many EU member states that go hand in hand with the caution in implementing public infrastructure projects.
With a few regional exceptions, this continues to impact the railway industry (tracks, switches, railway infrastructure). However, in this segment, the continued difficult economic environment in Europe—particularly in Germany—was contrasted with significant growth overseas and in Asia.

Continued favorable environment for steel industry

During the entire 2004/05 business year, the steel industry was characterized by a continued favorable environment, with ever-rising prices and demand that remained stable at a high level. This made it possible to pass the massive price increases for raw materials that are now at the historically highest level, the energy prices that have been pushed upward by the price of oil, as well as freight and transport costs on to the market and, in some cases, even to overcompensate for them.
However, this trend has naturally led to a considerably more difficult market environment for the steel processing industry. Although the situation eased during the course of the year with regard to steel prematerial, steel prices continued to rise well into the first calendar quarter of 2005; combined with the stagnating economic recovery toward the end of the year 2004, which made it more difficult to pass on price increases to the market, all of these factors escalated the pressure on this sector.

(The detailed development of the steel market and the market environment of the three processing divisions of the **voest**alpine Group can be found in the reports by the individual divisions following the Management Report.)

BUSINESS PERFORMANCE OF THE **voest**alpine GROUP*

Increase in sales, results and financial key figures to new record levels

During the 2005/05 business year, the **voest**alpine Group was able to significantly increase both its sales figures as well as all operating result and financial key figures compared to the already high level of the previous year to an absolute record. The tenth year of being listed on the stock exchange is thus by far the most successful business year in the history of the **voest**alpine Group. In addition to an increase in sales of 25%, the EBIT (earnings before interest and taxes) was more than doubled

* Last year's figures were adjusted in accordance with the retroactive application of IFRS 3. The profit and loss statement for the previous year was also corrected with regard to the discontinued operation (**voest**alpine Matzner group).

compared to the previous year, the EBITD (earnings before interest, taxes, and depreciation) rose by considerably more than 50%, while the EBT (result from ordinary activities) and net income each climbed to around two and half times last year's figures.

This also applies to the ROCE (return on capital employed) which is particularly important from the point of view of the capital market and which has almost doubled since the previous year to 15% as well as to the earnings per share which have almost trebled.

Substantial improvement in all four divisions

On the one hand, the good economic environment in the steel industry and, on the other hand, the good or, at least satisfactory, demand over large portions of the year on the part of the most important customer industries of the three processing divisions, Railway Systems, motion, and Profilform, enabled all divisions to increase their sales and operating result figures substantially compared to the previous year. Compared to the previous business years, in which growth was driven primarily by acquisitions, growth in 2004/05 was largely organic, that means, it was achieved by a sound business performance in the existing group companies. This applies particularly to the Division Steel and the processing divisions Railway Systems and Profilform. Despite the critical situation in the engineering company **voest**alpine Matzner, even in the automotive sector, where the division motion continues to operate in a difficult market environment, sales and earnings could be increased due to the positive trend in most of the other subsidiaries.

EXTERNAL SALES

Business year 2004/05
In millions of euros


3,166.1
3,353.7
4,373.8
4,616.3
5,779.1
2000/01
2001/02
2002/03
2003/04
2004/05

Sales revenue of the Group increased by a quarter

Compared to the 2003/04 business year, the sales revenue of the **voest**alpine Group increased from EUR 4,616.3 million to EUR 5,779.1 million. This corresponds to an increase in sales revenue of 25.2%. The Profilform (+47.2%), Steel (+27.5%), and Railway Systems (+22%) divisions posted the strongest growth. With an increase of just under 13%, even the sales revenues of the division motion rose markedly as compared to the previous year.

Additional sales through acquisitions

New additions to the fully consolidated companies of the **voest**alpine Group as compared to 2003/04 were Nedcon N.V. (Division Profilform, sales revenue contribution EUR 75.8 million), a Dutch company acquired during the past business year, and Polynorm Van Niftrik B.V. (division motion, sales revenue contribution EUR 52.2 million). Compared to the previous business year, the sales revenue of the Division Railway Systems contains added sales revenue of around EUR 40 million—resulting from of the acquisition of the production sites for switches of Meridian Rail, USA, which were acquired in December 2003 in an asset deal—and of around EUR 2 million resulting from the two acquisitions in India, which took place in the 2004/05 business year.



EXTERNAL SALES
BY DIVISIONS
Business year 2004/05
% of total sales
50% Division Steel
26% Division Railway Systems
13% division motion
11% Division Profilform

The strong growth of the processing divisions last year is mirrored in their share of total sales revenue of the Group. Despite the extraordinarily good business performance for steel producers, the share of group sales revenue of the Division Steel went up only marginally from 49% to 50% and thus corresponds to that of the three processing divisions.

The strategy of the **voest**alpine Group of increasing the processing share in the medium term to about 60%, while, at the same time, expanding the steel basis with a focus on innovation and quality, was not neglected even in this "steel boom" phase.

The automotive and railway sectors are the main customer industries

The automotive industry which – as in the 2003/04 business year – generated 29% of the Group's sales revenue, is still by far the most important customer industry. Compared to the past year, the shares of the other main industries in the total sales revenue of the **voest**alpine Group also remained unchanged, namely, the railway industry (18%), the building and building supply industry (16%), the steel and machine construction sector (14%), as well as the oil (6%) and household appliance industries (5%).


EXTERNAL SALES
BY INDUSTRIES
29% Automotive
6% Oil
5% White goods
12% Others
incl. transportation
& storage
18% Railways
16% Construction &
construction subsuppliers
14% Civil and
mechanical engineering
Business year 2004/05
% of total sales

Export quota at 81%—focus on European Union

With 81%, the export quota remained unchanged as compared to the previous year. However, there were slight shifts in the shares of the individual countries or regions. Because of the increasing internationalization of the Group, the sales revenue generated outside Europe rose from 10% in the 2003/04 business year to 12%. As a result of the accession of the new member states in Central, Eastern, and Southern Europe, the sales revenue generated in the most important market by far, namely the European Union, rose considerably from 79% to 84%. Here, Germany's and Italy's shares declined slightly from 28 to 26% and 12 to 11% respectively. The increase of the EU share with a concurrent decline of the share of other European countries is also by and large a result of the expansion of the European Union last year.


EXTERNAL SALES
BY REGIONS
26% Germany
12% Rest of world
4% Rest of Europe
11% Italy
28% Rest of EU
19% Austria
Business year 2004/05
% of total sales

Significant rise in the EBITD

The trend visible in the operating result figures is extremely gratifying. The EBITD (earnings before interest, taxes, and depreciation) which, with EUR 557.9 million last year was already at its historically highest level, continued to grow in the 2004/05 business year by another 59.2% to EUR 887.7 million. The EBITD margin rose from 12.1% to 15.4% and was thus above the Group's target figure of 14%.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (EBITD)

Business year 2004/05
In million euros


478.1
402.2
516.5
557.9
887.7
2000/01
2001/02
2002/03
2003/04
2004/05

Highest operating result in history

Compared to the past year, earnings before interest and taxes (EBIT) more than doubled, rising by 126.7% from EUR 243.7 million to EUR 552.5 million. (For comparison: the highest previous operating result was achieved in the 2000/01 business year and amounted to EUR 258.3 million.) The Railway Systems (+125%), Steel (+118%) and Profilform (+105%) divisions showed the largest increases in the EBIT.
The EBIT margin improved in 2004/05 to 9.6%, thus almost doubling in comparison to the previous year (5.3%). As compared to 2003/04, all divisions were able to substantially raise their profitability; individually, the EBIT margins were 11.6% in the Division Profilform, 10.9% in the Division Steel, 7.7% in the Division Railway Systems, and 3.7% in the division motion.

The reasons for the improved operating results are the good economic environment in the steel industry and the leading role taken by the Division Steel in generating innovative product solutions on the one hand and, on the other, the fact that the processing divisions were able to continue to expand their position because of their strong market presence in their respective segments. In the Division Railway Systems, this applies primarily to tracks, switches, and wire, in the Division Profilform to high-bay storage systems and special profiles for the building and commercial vehicle industries, and in the division motion to precision parts, laser-welded blanks, and sophisticated body-in-white pressed components.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

Business year 2004/05
In millions of euros


258.3
153.9
210.2
243.7
552.5
2000/01
2001/02
2002/03
2003/04
2004/05

Significant improvement in EBT and net income

The strong increase in the operating results has also produced a substantial improvement in the EBT (result from ordinary activities) and the net income (operating result after taxes), which both rose to almost two and a half times the previous year's figures. The EBT went up by 146.4% from EUR 202.0 million to EUR 497.5 million, while the net income increased by 148% from EUR 130.5 million to EUR 323.5 million.
The tax rate fell from 30.1% (2003/04) in the past business year (mainly because of the tax reform and the associated introduction of group taxation in Austria) to 24.9%.
The net income has already taken into account the EUR 50.0 million provisions for losses and non-recurring expenses that were incurred in connection with the closure of the **voest**alpine Matzner group. In accordance with IAS 35, the operating results of the abandoned business sector must be shown separately and not in the earnings before interest and taxes (EBIT).

Reduced gearing ratio

As a result of acquisitions and investments, the net financial debt rose in the 2004/05 business year from EUR 635.1 million to EUR 683.5 million. Because the equity capital rose disproportionately from EUR 1.9 billion to EUR 2.2 billion, the gearing ratio (net financial debt in relation to equity capital) fell from 34.3% to 31.6%.

NET FINANCIAL DEBT
EQUITY
GEARING (IN %)


251.7
1,529.5
624.5
1,563.7
830.6
1,785.9
635.1
1,853.2
683.5
2,166.3
16.5
39.9
46.5
34.3
31.6
2000/01
2001/02
2002/03
2003/04
2004/05

Business year 2004/05
In millions of euros

Earnings per share rose by 174%

The earnings per share in the 2004/05 business year were EUR 9.44 for the continued operations. As compared to the previous year's figure (EUR 3.44), this corresponds to an increase of 174.4%.

Contingent upon the approval by the Annual General Shareholders' Meeting of **voest**alpine AG, which is set to take place on June 30, 2005, the shareholders will be paid a dividend of EUR 1.50 per share (2003/04: EUR 1.25) plus a bonus of EUR 0.60 per share (2003/04: EUR 0.35); thus, the total dividend per share will be EUR 2.10. This corresponds to a dividend yield of 4.4% (measured using the mean price for the 2004/05 business year of EUR 47.25 per share).

CHANGES IN THE MANAGEMENT BOARD OF **voest**alpine AG

In December 2004, the Supervisory Board of **voest**alpine AG decided on personnel changes in the Management Board of the Group. Dr. Werner Haidenthaler, Deputy Chairman of the Management Board and Chief Financial Officer, is retiring as of September 30, 2005. In order to enable a smooth transition, Dipl.-Ing. Mag. Robert Ottel, who has been a deputy member of the Management Board and head of the division motion, will be taking over as Chief Financial Officer of **voest**alpine AG as of October 1, 2005. At the same time, Dipl.-Ing. Franz Hirschmanner, previously deputy member of the Management Board and deputy head of the Division Steel, will take over responsibility for the division motion. His prior position will be discontinued as of December 31, 2005.

The position held up to now by Dipl.-Ing. Hirschmanner in the Management Board of **voest**alpine AG will be eliminated because the two-billion-euro "Linz 2010" investment program, whose technical concept and implementation was the focus of his area of responsibility, has already progressed substantially. Therefore, starting in October 2005, the number of Management Board members will be reduced from six to five.

The divisional responsibilities of the other members of the Management Board—Dr. Wolfgang Eder (Chairman of the Management Board and head of the Division Steel), Dipl.-Ing. Josef Mülner (head of the Division Railway Systems), and Mag. Wolfgang Spreitzer (head of the Division Profilform)—remain unchanged.

CONTINUED IMPLEMENTATION OF THE GROWTH STRATEGY

In the 2004/05 business year, the **voest**alpine Group continued its strategy of value-adding growth. This means the additional expansion of the steel basis at the Linz location in the form of the major investment program "Linz 2010" and the continued expansion of the processing divisions Railway Systems, motion, and Profilform, primarily by means of acquisitions. At the same time, the efforts to accelerate the Group's orientation toward its core sectors were bolstered by appropriate portfolio streamlining.

ACQUISITIONS

Expansion in growth markets for railway products in North America and India

In the Division Railway Systems, the VAE Group, i.e., the **voest**alpine switches sector that is poised for market leadership, was expanded with acquisitions in North America and India. First of all, in November 2004, there was a takeover of the production sites of the switch construction company Rail Products & Fabrications in Seattle by way of an asset deal. After having already strengthened its position on the North American market through the acquisition of three sites during the previous business year, the VAE Group now owns seven production sites in this growth region for railway products.
During the 2004/05 business year, the switches sector also entered the market in India by making two acquisitions, thus paving the way for local production in one of the railway markets with the highest growth. The VAE Group now holds 57% of VAE VKN

Industries Pvt. Ltd. and 50.1% of Digvijay Steels Pvt. Ltd. These are two well-known companies—each previously under the exclusive ownership of the same family—that have been manufacturing conventional switches, including the production of core elements (cast manganese steel frogs). At the beginning of the business year, Energiepark Donawitz GmbH, which had been outsourced in 1999, was repurchased to secure the long-term energy supply for the steel basis of the Division Railway Systems.

Entry into the Indian market with local production

In the division motion, the materials and processing competency for composite materials was reinforced by the acquisition of Kendrion Van Niftrik B.V., Netherlands, in April 2004. The company that is now operating under the name Polynorm Van Niftrik B.V. is manufacturing and processing interior and exterior plastic components for commercial vehicles and passenger cars. This acquisition is yet another important step to strengthen the Group's position in the sector of body-in-white components made of plastic or hybrid materials, i.e., composites of different materials such as steel, aluminum, or plastic.

Strengthening of position in body-in-white components made of hybrid materials

During the second quarter of the 2004/05 business year, Nedcon N.V., another Dutch company, was acquired; this acquisition will enhance the storage technology segment of the Division Profilform. The Group that specializes in industrial storage systems has sites in Holland and the Czech Republic and holds a 49% share in a joint venture in Russia.

Expansion of storage systems segment

EXPANSION IN CENTRAL AND EASTERN EUROPE

Within the scope of implementing the Group's strategy for Central and Eastern Europe, the special attention that this region received during the 2004/05 business year was not limited to acquisitions.

For example, after having received approval from the Supervisory Board in December 2004, the Division Steel will erect a new Steel Service Center in Poland to supply the growing demand for custom flat products in the household appliance and electrical industry as well as in the automotive and automotive supply industry of the new EU member states. Completion of the center and start-up of production are scheduled for the summer of 2006; the project has an investment volume of just over EUR 20 million. Concurrently, there will be an additional expansion of the existing Steel Service Center at the Linz location in order to provide even better service for those Central European markets that are in closer proximity.

Decision to establish a Steel Service Center in Poland

voestalpine Stahlhandel GmbH has also expanded its position in this region with its new sites in Poland and Romania.

In the 2004/05 business year, the Division Profilform erected a new production hall at its existing location in the Czech Republic. In Vyskov, production is focused on customer-specific profiles for the Eastern European building industry.

Consistent implementation of core business strategy

DIVESTMENTS/PORTFOLIO STREAMLINING

Within the scope of consistent implementation of the core business strategy, the Division Steel has decided to phase out its forging activities by 2006. All employees will be taken over by **voest**alpine Stahl GmbH and will have new jobs within the scope of the "Linz 2010" investment program.

Within the Division Railway Systems, the past business year saw the sale of the 100% group companies Schmid Schrauben GmbH, Hainfeld (Lower Austria), and **voest**alpine Personalservice Donawitz GmbH & Co KG (Styria).

As of the end of the 2004/05 business year, the division motion decided to close the German engineering group Matzner. This decision was made against the backdrop of the changed market environment in the automotive industry that is increasingly handling its own development and engineering tasks; this insourcing trend is expected to intensify in the future. Because of the reasons given above, this company's markedly negative operating results over the last two years were not expected to improve, not even in the medium term.

The decision to close the company does not represent a substantive change in the automotive strategy of the **voest**alpine Group whose goal is to establish itself as a systems provider for body-in-white components (including complete body shells) and a manu-facturer of superior precision parts by 2010. Other companies of the division will take over corresponding responsibilities in respect of know-how.

INVESTMENTS

In the 2004/05 business year, the investments of the **voest**alpine Group amounted to EUR 564.9 million. Of this total amount, EUR 518.4 million were spent for tangible fixed assets and EUR 46.5 million for intangible assets and equity interests.
Compared to the previous year (EUR 436.1 million), this equals an increase of 29.5%.

1st stage of "Linz 2010" program completed

The Division Steel's total investments amounted to EUR 324.8 million. The focus was on the first stage of the "Linz 2010" expansion and modernization program which culminated in the successful start-up of the operation of the new blast furnace A in October 2004 and which has since been completed. During this first phase, approximately EUR 1 billion were invested over a period of three years.

The second phase of the project (2005 to 2007/08) which is already in progress provides for the construction of a new cold rolling mill, two additional hot dip galvanizing plants, a walking beam furnace, additional secondary metallurgical facilities, as well as a number of additional smaller investments primarily relating to infrastructure and energy supply. Investment expenditure will total about EUR 1 billion and will be financed—as already in the first stage of the project—wholly by way of divisional cash flow.

Technological enhancement through new rail rolling mill

In the Division Railway Systems (total investments in the 2004/05 business year: EUR 118.2 million), the construction of the most modern rail rolling plant worldwide at the Donawitz location (investment volume: about EUR 66 million) is the main investment project. By using "universal rolling technology," it will not only be possible to make production more flexible in the future but also to strengthen the technology leadership position in the special rails segment. Start-up of operation of the new facility will take place in the course of the 2005/06 business year.

Important investments in expansion and modernization of production facilities

The investments of the division motion totaled EUR 50.3 million. The major portion was spent for the expansion and modernization of production facilities and for the acquisition of Kendrion Van Niftrik B.V. The most important single investments were related to further technological development and the expansion of production capacity at the production facilities for blanks in Linz and Torino, the construction and modernization of press lines and processing facilities of the Polynorm Group at the Bunschoten (Netherlands) location, as well as the acquisition of production facilities in an asset deal through the Rotec Group that will enable expansion of precision parts activities in North America.

During the 2004/05 business year, the Division Profilform invested EUR 65.6 million. In addition to the previously mentioned acquisition of Nedcon N.V., these investments include various expansion and modernization investments at a number of locations, including a new production hall at the Vyskov site, Czech Republic.

RAW MATERIALS AND ENERGY

During the business year 2004/05, the tense situation on the global raw materials market as well as further shortages and the uninterrupted price increases continued due to the increasing raw material demand from China and especially the consolidation at significant suppliers and transportation bottlenecks.

Further price increase by 20%

In addition, the closing of coke plants in Europe and the USA in the past years is making itself felt. This could not yet be compensated for by the expansion of coke capacity which is still in the planning stage. Significant raw material contracts in the Steel and Railway Systems divisions were renegotiated for the business year 2005/06. This results in a further significant price increase of about 20% of all raw materials as seen from today's point of view compared with the previous business year. In the 2004/05 business year, the added burden to corporate results by increased raw material costs, compared to the 2003/04 business year, already totaled around EUR 300 million or about 30%.

Purchasing strategy secures long-term supply

Secure supply for the **voest**alpine Group is guaranteed despite the difficult market conditions because of a timely change in the Group's purchasing strategy in the light of the difficult raw material situation.
Core elements of this include the expansion of long-term supply agreements, the expansion of the supplier portfolio as well as the exclusive access to the resources of the Styrian iron ore mine (Erzberg) which was secured in the 2004/05 business year by an appropriate endowment model.
voestalpine Group's own scrap organization also proved to be an important asset in the scrap bottleneck. It was able to cover around half of the scrap demand by itself.
For the first time comparatively significant cost effects resulted in a series of substitute and alloy materials such as zinc, molybdenum, vanadium, and nickel.
voestalpine's energy supply is not an important issue since the main energy consumers of the Group, i.e, the steel works in Linz (Division Steel) and Donawitz (Division Railway Systems), have theire own power plants which make them largely self-sufficient. In this connection, it should be noted that the power plant in Donawitz ("Energy Park Donawitz GmbH") was outsourced some years ago, but, due to cost and flexibility reasons, was again integrated into this location in the past business year.

EMPLOYEES

As of the end of the 2004/05 business year, the **voest**alpine Group employed 22,955 persons (not including apprentices). Compared to the previous year (22,755), this represents an increase of 200 employees or a growth rate of nearly 1%.
This is mainly due to the acquisition of Nedcon (Division Profilform) and new hirings in the course of Division Steel's "Linz 2010" investment program.

Further increase in the number of international employees

8,505 employees of the **voest**alpine Group, corresponding to 37%, are employed outside Austria. Compared to the previous year, this represents an increase by 2 percentage points due to acquisitions. The proportion of international employees is highest in the motion (86%) and Profilform (66%) divisions.

Employee shareholding scheme expanded to the first company outside Austria

While in previous years the employee equity participation scheme had been limited for legal reasons to the Austrian companies in the Group, the 2004/05 business year saw the inclusion of employees working for international group companies in the scheme. Since the individual countries have different legal systems there is no scope for generally widening the scheme; on the contrary, it will be necessary to develop country-specific participation schemes in each case. As the first group outside Austria, the employees of Polynorm N.V. in the Netherlands (division motion) were given the opportunity to participate in **voest**alpine AG in the last business year. The scheme developed for this purpose on the basis of the legal conditions in the Netherlands will be used for all Dutch companies of the **voest**alpine Group from now on. At present around 10.3% of the total shares of **voest**alpine AG are owned by employees by way of corresponding endowment models.

In the 2004/05 business year, implementation of the "LIFE" program was pushed further ahead at the level of individual operational group companies. A number of concrete measures were implemented by all companies as a group-wide standard in areas such as human resources strategy and promotion of training initiatives. The outcome of these efforts, among other things, is a significant expansion of the capacities for professional development and training on the Linz site with an investment expenditure of around EUR 12 million.

Implementation of the "LIFE" program continued

The general aim of the "LIFE" program is to further increase the attractiveness of the **voest**alpine Group as an employer and, above all, to counteract the critical demographic developments on the labor market in the coming years. The main objective is to optimally adapt the working hours, the sequences of operations and the workplaces to the life phases of employees to ensure an even more productive cooperation between all the generations working in the company. These activities will be further accelerated in the current business year with the focus on the older employee group which is increasingly gaining in importance.

EMPLOYEES
(NOT INCLUDING
APPRENTICES)

Business year 2004/05


15,658
17,129
22,226
22,755
22,955
2000/01
2001/02
2002/03
2003/04
2004/05

An employee satisfaction survey was carried out in 40 group companies in the first quarter of the 2004/05 business year. One of the most significant results derived from the poll is that in those areas where measures of the "LIFE" program have become effective, the employees' satisfaction has improved, in some cases considerably so.

"LIFE" has also attracted great interest outside the company. In this context, **voest**alpine AG has received the "knowledge 2004" government prize for human resources development activities awarded by the Federal Ministry for Economy and Labor and the "Nestor 2004" for "LIFE" activities in respect of older employees from the Federal Ministry for Social Security, Generations and Consumer Protection.

ENVIRONMENT AND SAFETY

ENVIRONMENT

Environmental investments by the **voest**alpine Group in the 2004/05 business year remained at a continuing high level. Due to the commissioning of new plants within the framework of the "Linz 2010" investment program, the current operating costs which amounted to EUR 148 million in the 2003/04 business year increased by another 15%.

Substantial measures to reduce dust emissions

Stricter EU-wide regulations governing the nitrogen oxide and fine dust exposure pose a huge challenge to sectoral polluters such as traffic, building heating systems, industry and agriculture. Particularly on the Linz site, the **voest**alpine Group has already reacted with a comprehensive package of measures and will further reduce dust or fine dust emissions by the end of 2007 by approximately another 60%—despite a 25% increase in production capacity in the course of the "Linz 2010" development program and following a reduction by about 80% which has already been achieved since the 90s. Implementation of the necessary investments, for example in new filter plants, constituted a central investment focus in the area of environment in the 2004/05 business year.

At the same time an evidence collection program was started to classify emissions according to their influence on pollution, i.e., to enable a polluter-oriented assessment of the air quality. This investigation program is carried out by experts of the provincial government of Upper Austria and the Central Institute for Meteorology and Geodynamics (ZAMG) supported by the environmental agency of the City of Linz.

Further substantial measures to minimize dust exposure were also implemented on the Donawitz site in the past business year. Both the steelworks and the sintering plant were fitted with state-of-the-art filter technology. As a result it was possible to achieve vital improvements in the area of pollution and to reduce, for example, the violation of the threshold limits related to fine dust in the Leoben-Donawitz region to significantly below the tolerance limits.

Efficient risk management system in the environmental sector

An important aspect of securing the production sites of the **voest**alpine Group in the long term is efficient risk management which also covers environmental risks. The basis for optimized management of environmental data and information was created in the "Argus" database developed by the Group's central environmental department. By continuously updating sector-specific environmental parameters and by carrying out analyses/assessments taking into account the development of the national and international legal framework relating to the environment, necessary strategic measures are already defined in an early stage and are included in corporate planning considerations.

Since January 1, 2005, CO_2 emissions from the plants on the Linz and Donawitz steel sites as well as the Steyrling lime works that are obliged to trade emissions are recorded in line with the Emission Allowance Act and compared monthly with the certificates assigned by the Federal Ministry for Agriculture and Forestry, Environment and Water Management. The necessary measures for satisfying the emission certificate balance will be derived in accordance with the national allocation plan on the basis of this comparison and forecast calculations.

SAFETY

Downward trend in accidents continued

In the past business year, the downward trend in industrial accidents within the Group continued. Activities in respect of preventive employee protection were acknowledged at national and international level with awards and prizes.

Large building projects such as as the refurbishment of the blast furnace A in Linz were also completed without serious incidents due to the safety management system. Approximately 5,200 employees from 120 companies involved in the project were instructed in safe behavior on the building site using an interactive training tool developed in-house.

RESEARCH & DEVELOPMENT

In the 2004/05 business year, R&D expenditure for the **voest**alpine Group amounted to just short of EUR 60 million and was considerably higher than the previous year's figure of around EUR 52 million.

Focus on process and product development

Approximately half of the amount was accounted for by the Division Steel and—for essentially equal amounts—by the three processing divisions Railway Systems, motion and Profilform. As before, R&D work focused on process and product development throughout the Group. Thus, in the Division Steel, the development of high tensile and extremely high tensile steels plus new coating processes as well as process optimization measures in the areas of quality, environment and energy efficiency continued to be at the forefront.

In the 2004/05 business year, a new research center—consisting of a development center and a processing center—was taken into operation on the Linz site. The investment in this facility, where simulation plants are used to carry on process and product development and to investigate the processing and usage properties of steel products, was around EUR 10 million.

In the processing divisions, R&D focused on the areas of forming technologies and hybrid concepts (division motion and Division Profilform). Following the first track tests of the "Dobain®" high-strength bainitic rail, the Division Railway Systems has successfully continued track section trials in the German and Austrian federal railways networks and in heavy traffic networks. Further development of the HYTRONICS® products and additional steps towards launching the "installation-ready switch" were the main priorities in the switches sector.

GROSS R&D EXPENDITURE

In millions of euros


80
60
40
20
0
R&D budget
1991
1992
1993
1994
1995
1996
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06

Furthermore, in the previous business year a series of interdisciplinary research and development projects were started within the "**voest**alpine know-how network". The Steel, motion and Profilform divisions, for example, work closely with customers in the automotive industry to develop "press-hardened" steels with cathodic corrosion protection. These steels are characterized by both optimum deformability and exceptional hardness, and offer advantages in vehicles due to saving weight while maintaining the same level of stability and reduction of the components required in production.

Interdivisional projects

The Steel and motion divisions made a successful breakthrough in the manufacture of a deformable compound of steel and aluminum which had previously been considered virtually impossible to realize. Welding of these two materials opens up new possibilities in the "multi-material design" of lightweight vehicle construction. These two developments are protected by appropriate patents.

Breakthrough in "multi-material design"

In the area of environmentally relevant research activities, companies across the entire Group are involved in the European Community project ULCOS (Ultra Low CO_2 Steelmaking). This project is looking into new technologies and process developments to reduce process-related CO_2 output.

In view of EU directives that regulate the use of certain critical materials, new chromium-free surface treatments have been developed which will primarily benefit customers of the automotive and electrical industries. Having already switched over to chromium-free production processes for plastic-coated sheets some five years ago, the Division Steel, jointly with external partners, has now also developed a new similar process for hot-dip galvanized sheets that will come into use from the middle of 2005.

Focus on environment-related R&D

As a result, **voest**alpine Stahl GmbH will be the world's first steel manufacturer whose entire product range is free from chromium compounds and who no longer uses specific problematic substances during production.

RISK MANAGEMENT

Modern, value-oriented corporate management requires a conscious examination of strategic and operational risks. The aim, therefore, is to identify potential risks in good time, assess them and introduce suitable provisions to guard against them.

voestalpine AG regards systematic risk management, as it has already been in operation in the Group since the 2000/01 business year, as an integral part of its business processes and operating procedures and thus as its most basic management task. Systems supporting this approach are primarily internal rating measures ("rating tool"), the planning system and a revolving risk information system.

RISK MANAGEMENT SYSTEM

The **voest**alpine Group's risk management system covers three levels:

- Operational risk management is based on a revolving process which is implemented throughout the entire Group at least once a year and which enables early identification of potential risks. The identified risks must meet the criteria "describable", "ratable" and "controllable". Among other things, operational, environmental, technological and IT risks are documented.

- Strategic risk management serves to evaluate and safeguard strategic future planning. The strategy is checked for conformity with the Group's system of objectives to ensure value-increasing growth through the best possible allocation of resources.

- The third level of risk management creates an internal rating tool for hedging financing terms in the capital market.

MEASURES

Concrete measures to reduce risks were continued

For risks identified in the Group in the past, concrete measures were developed and for the most part have already been implemented; this has enabled us to reduce the risk potential noticeably. The measures developed were directed at lowering the extent of (possible) damage and/or reducing the probability of an occurrence. In the past business year, risk management was also introduced in the companies newly acquired by the **voest**alpine Group in the previous year.

In the past business year, a best-practice comparison was carried out across the entire Group between directly comparable operational processes and associated possible risks; further measures to minimize risks were developed on the basis of the results. As in previous years, risk surveys were conducted in the larger group companies in cooperation with an insurance consortium. Measures were developed jointly with the insurers to minimize possible (fire) risks.

In summary, it can be said that risks in the **voest**alpine Group are limited and manageable and do not jeopardize the Group's continued existence.

OUTLOOK

The economic situation in Europe continues to be unable to keep pace with that in the other regions of the world. While there has been significant economic growth both in China and in a number of countries in Southeast Asia as well as in North America, the major European economies are rarely achieving more than 2% growth. If it weren't for those ten countries that became members of the European Union over a year ago and which—at least in Central and Eastern Europe—are demonstrating not just a positive economic environment but even a spirit of optimism and enthusiasm, average growth in the 25-member EU in 2005 would be substantially lower than 2%.

It has been just this geographic proximity to the Central and Eastern European markets, which have exhibited sustainable growth, that has had a crucial effect on the outlook for the 2005/06 business year for the **voest**alpine Group.

There is hardly a single industry segment in that region that isn't demonstrating considerably more growth than in Western Europe. This applies to the automotive and automotive supply industry, the household appliance and building industries, machine construction, as well as to the railway sector and the oil and gas industries.

Against this backdrop, it should be possible for the Division Steel to sell the products manufactured as a result of the capacity increases during the past business year, despite the fact that the second quarter has seen the environment of the European steel industry become more challenging. With regard to prices, a continuation of the consolidation tendencies can be anticipated during the course of the business year in the wake of significant price increases during the past quarters. In connection with this trend, the situation in the raw materials segment—particularly for scrap and coke—is showing a tendency to ease up.

In the Division Railway Systems, the environment in Western Europe is difficult as a result of continued national budget restrictions, while in Central and Eastern Europe it is expected to ease somewhat within the scope of initial steps to realize "trans-European networks." In this division, orders from North America, Africa, and Australia continue to be stable at a high level.

Despite the continuing difficult situation for the European automotive manufacturers, the division motion should be able to achieve a considerable improvement in profitability during the 2005/06 business year after the closure of the **voest**alpine Matzner group and a number of other measures taken to optimize structural organization and cost efficiency.

Following the successful 2004/05 business year, the Division Profilform is anticipating a pronounced cooling off in the standard product segments during the current business year; the special profiles and high-bay storage systems segments, however, continue to show satisfactory business performance.

In summary, the operating results of the Division Steel and the Division Railway Systems should be approximately at the same level as the past business year, although the further development of the raw materials prices continues to present a significant element of uncertainty. The division motion is anticipating an improvement in the operating results; the Division Profilform, however, is expecting the EBIT to decline slightly as compared to the "extraordinary" year 2004/05.

Overall, observed from the current vantage point, the **voest**alpine Group will again be able to show an operating result of over EUR 500 million in the 2005/06 business year.

HIGHLIGHTS

Significant INCREASE IN SALES AND PROFITABILITY;
EBIT more than doubled

FIRST STAGE of "Linz 2010" investment program COMPLETED

Steel Service Center set up in Poland ahead of FURTHER EXPANSION
in Central and Eastern Europe

FORGE OPERATIONS abandoned

DIVISION STEEL

MARKET SITUATION

Ongoing dynamism in Asia

The global steel industry experienced strong demand, accompanied by a further increase in production, correspondingly high prices, and an ongoing tight situation in raw materials markets.

Global crude steel production rose 8.8% in 2004, to 1.05 billion metric tons. This increase was once again mainly driven by strong growth in China, where crude steel production rose 23.2% to 272.5 million metric tons, thus accounting for more than a quarter of global steel production. In Europe (EU-15), crude steel production rose 4.8%, to 168.3 million metric tons.

Europe's steel industry experienced strong demand and high prices in 2004, but the trend was largely decoupled from the general economic situation. As in 2003, it was not primarily due to an upturn in Europe's domestic economy, but rather was largely due to upward trends in Asian markets and ongoing strong demand for steel and raw materials there. The resulting "slipstream effect" was very pronounced in Europe, with imports at very low levels. As inventory levels were low on average, and many buyers endeavored to ensure that supply levels remained as high as possible, demand for steel was boosted even further.

Raw material needs remained at a high level, with prices high in historic terms. There were frequent shortages in various raw materials areas, and the situation as a whole was extremely tight.

Tense raw-material situation

Economic trends affecting the key customer areas of the Division Steel, particularly the automotive industry (automakers in the premium segment as well as commercial vehicle manufacturers) and radiator producers, were satisfactory. The situation was slightly more volatile in the household appliance sector; construction industry trends were generally muted and remained at a low level as a whole.

On a region-by-region basis, the past year saw continuing imbalances between Western Europe (EU-15)—where economic trends remained sluggish—and the relatively much greater dynamism of the new EU member states. A parallel trend involved the shifting of production capacity out of Western Europe, and the setting up of new production capacity in the aforementioned countries of Central and Eastern Europe. In particular, the auto industry pushed ahead with investment in Central Europe; and there was above-average growth in the household appliance industry in the new EU countries, at least partly at the expense of traditional west European production sites.


MARKETS OF THE
DIVISION STEEL
36% Austria
22% Germany
15% Italy
19% Rest of EU
3% Rest of Europe
5% Rest of world
Business year 2004/05
% of sales

CUSTOMERS OF THE DIVISION STEEL

Business year 2004/05
% of sales


26% Automotive
7% Oil
15% Other
11% White goods
17% Construction industry
24% Steel and machine construction

Reflecting the general European trends, prices revealed a sharp increase in all customer segments of the Division Steel. However, there was a certain delay before the price increases on the raw material side could be passed on to the customers in the sectors with a high percentage of medium- and long-term supply contracts.

BUSINESS PERFORMANCE

KEY FIGURES OF THE DIVISION STEEL

In millions of euros	2004/05	2003/04
Sales	3,087.4	2,422.4
EBITD	511.4	300.4
EBITD margin (in %)	16.6	12.4
EBIT	337.7	154.8
EBIT margin (in %)	10.9	6.4
Employees	9,567	9,417

Above-average growth in sales and results

Given the favorable industrial environment, the Division Steel succeeded in achieving higher than average growth in sales and results in the 2004/05 business year. Sales exceeded the EUR 3 billion mark for the first time, up by 27.5% over the previous year from EUR 2,422.4 million to EUR 3,087.4 million, while the EBITD showed an improvement of 70.2% from EUR 300.4 to EUR 511.4 million. This raised the EBITD margin from 12.4% to 16.6%. The increase in the operating result was even greater: Compared with the previous business year, the EBIT has more than doubled, climbing by 118.2% from EUR 154.8 million to EUR 337.7 million. As a result, the EBIT margin has also risen from 6.4% to 10.9%.

New recruits for the "Linz 2010" investment program caused the number of employees in the Division Steel to go up by 1.6% from 9,417 to 9,567 in the 2004/05 period.

BUSINESS PERFORMANCE IN DETAIL

Marked improvement in profitability

What accounts for the marked growth in sales is virtually only the price level, which is around 25% higher on average than in the previous year, and only 1.4% from our deliveries rising to 4.27 million metric tons. The much higher revenue along with consistent cost management, sustained greater productivity and an optimized product mix focusing on top-quality grades with better margins resulted in a marked improvement in profitability. In addition to the encouraging business performance of the more restricted flat-steel sector, growth is also due to the substantially improved contributions from heavy plate, the Steel Service Center and steel trading.

The result did however suffer unduly from the huge increases in raw material prices: the additional costs were no less than 30% or around EUR 200 million higher than in the previous year. The impact was even greater from the almost 50% price increase in scrap and over 100% hikes in bought-in coke.

All contracts honored and all deliveries made

Although the main blast furnace A was shut down for about three months and other building or rebuilding work proved necessary to complete the first phase of the "Linz 2010" investment program, we still managed to meet the increased demand over the past business year almost entirely, thus enabling us to honor our contracts and maintain deliveries. (For more details of the "Linz 2010" program, see also the "Investments" section in the Management Report on page 31.)

Increase in the Group's crude-steel production

Crude-steel production in the Division Steel rose by 4.5% from 4.4 to 4.6 million metric tons in the 2004/05 business year. Taking the Donawitz plant (Division Railway Systems) into account, which stepped up production by 7% from 1.4 to 1.5 million metric tons, total crude-steel production for the **voest**alpine Group was 6.1 million metric tons in the 2004/05 business year. This is a plus of 5% compared with the previous year (5.8 million metric tons).

CHANGES IN THE ORGANIZATIONAL STRUCTURE

In the 2004/05 business year, several organizational changes were either agreed or carried out in the Division Steel. Not only are they intended to focus on the core divisions, but also to optimize orientation to the strategy of a longer value-added chain towards more customer-specific products. It was therefore decided to concentrate divisional hot-rolled and heavy-plate preprocessing activities in a separate company. At the beginning of the current business year, we transferred heavy-plate preprocessing activities to the newly formed company, **voest**alpine Anarbeitung GmbH, and as the next step we are planning to move hot-rolled preprocessing in the course of the business year.

Concentration of preprocessing activities

Furthermore, while consolidating the Group's portfolio in the 2004/05 business year—selling off non-core business divisions—we decided to reintegrate **voest**alpine Schmiede GmbH in **voest**alpine Stahl GmbH (both at the Linz plant) and close it down. Implementation is scheduled for completion over the next 18 months.

As of April 1, 2005, **voest**alpine Eurostahl GmbH was also integrated in the Division Steel. Previously operated as a direct subsidiary of **voest**alpine AG, the international sales organization of the Group will continue to carry out this function. However, as it has always predominantly been involved in sales activities for the Division Steel, it now also reports directly to the division.

Ongoing implementation of the strategy for Central and Eastern Europe

Finally, another important step in implementing the **voest**alpine Group's strategy for Central and Eastern Europe was taken in the 2004/05 business year when the resolution was passed to set up a Steel Service Center (SSC) in Poland. In addition to the SSC in Linz, which will shortly be extended again, it will provide an optimal service for the customers in the new EU member states. The project will entail an investment volume of just under EUR 20 million with completion and opening planned for mid-2006.

HIGHLIGHTS

Renewed INCREASE IN SALES and marked EBIT
improvement to a NEW HIGH

Outstanding development in the INDUSTRIAL
PARTNERSHIP sector (steel, wire, tubes)

FURTHER EXPANSIONS through acquisitions in the growing railway markets of
North America and India, mostly a DIFFICULT SITUATION in Europe

PORTFOLIO CORRECTION by the sale of companies
not related to the core business

DIVISION RAILWAY SYSTEMS

MARKET SITUATION

RAILWAY ACTIVITIES (TRACKS, SWITCHES, RAIL INFRASTRUCTURE)

Further decrease in Germany, stable demand in the rest of Europe

In the track segment, the noticeable decrease in demand continued because of the drastic cutbacks of Deutsche Bahn in Germany, which is the largest single European market for the Division Railway Systems. The conservative investment activity in public projects and by private railway-network businesses added further to the negative trend. In contrast to this, the demand in most of the Western European countries (especially in Austria, Switzerland, Italy, Great Britain, the Netherlands and the Scandinavian states) remained largely stable. It remained primarily weak in the Central and Eastern European markets.

The positive trend in the superstructure area continued in non-European markets, on the one hand because of general regional economic growth (North America, India, China) and on the other hand driven by railway infrastructure improvements in countries rich in raw materials (Australia, South Africa, Brazil).

Favorable market environment in the North American switches sector

In addition, in the switches sector, the economizing of Deutsche Bahn, which preferred to purchase from its own switch factory, had an equally serious effect as in the case of tracks. The German corporation Weichenbau-Konzerngesellschaft BWG was strongly affected in all three of its locations. Although in the remainder of the European market numerous segments of high-speed projects were completed in Italy, Spain and the Netherlands, further additions to these networks nevertheless depend on the budget situation of the individual states. In North America, economic improvement had a positive effect on the investing activity of private freight lines and thus also on the switch business. Moreover, considerable investment in short railroad lines is planned for this region.

MARKETS OF THE DIVISION RAILWAY SYSTEMS


71% EU
10% Rest of world
12% North America
7% Rest of Europe

Business year 2004/05
% of sales

INDUSTRIAL PARTNERSHIPS (STEEL, WIRE, PIPES)

Higher demand for semi-finished products, wire rod and tubes

The conditions in the segment of industrial partnerships, which consists of steel production as well as the manufacture of rolled wire and seamless pipes, were consistently favorable. Steel production was characterized by the good economic situation of steel combined with a structurally growing need for high-value unfinished products in Europe even though it coincided with the shortage and significant price increase of raw materials. The 2004/05 business year began with a notable increase in the demand for rolled steel and wire products in almost all markets. The growth in structural demand for high-value wire products, especially in the automotive supply sector, was accompanied by the appropriate investments. Increased efforts to produce and ship oil and natural gas, favored by rising energy prices, led to a higher global demand for high-quality seamless pipe production, which could be taken advantage of for improving sales and results, especially in the segment of high-value casings and tubings (vertical drill-hole piping).

PRODUCTS OF THE DIVISION RAILWAY SYSTEMS


62% Tracks & switches*
1% Other
9% Tubes
11% Semi-Finished Products
17% Wire rod

* Incl. engineering and general contracting

Business year 2004/05
% of sales

BUSINESS PERFORMANCE*

KEY FIGURES OF THE DIVISION RAILWAY SYSTEMS

In millions of euros	2004/05	2003/04
Sales	1,586.4	1,300.4
EBITD	197.6	132.4
EBITD margin (in %)	12.5	10.2
EBIT	122.5	54.2
EBIT margin (in %)	7.7	4.2
Employees	6,738	7,182

Significant increase in sales—EBIT more than doubled

The Division Railway Systems was able to achieve a marked increase in sales and simultaneously doubled its operating results. Sales totaled EUR 1,586.4 million. Compared with the previous year, this represents an increase of 22%. The EBITD rose by 49.3% from EUR 132.4 million to EUR 197.6 million. The EBITD margin stands at 12.5% as opposed to last year's 10.2%. The EBIT improved 125.3% from EUR 54.2 million to EUR 122.5 million. The EBIT margin rose accordingly from 4.2% to 7.7%.

As of March 31, 2005, the Division Railway Systems had 6,738 employees. This represents a decrease of 6.6% from a total of 7,182 employees at the end of last year and is the result of divestment activities.


CUSTOMERS OF THE
DIVISION RAILWAY
SYSTEMS


58% Railway
4% Other
12% Oil
14% Automotive
5% Construction
7% Civil

Business year 2004/05
% of sales

* Last year's figures were adapted because of the retroactive application of IFRS 3.

BUSINESS PERFORMANCE IN DETAIL

Excellent business performance of industrial partnerships

The division's favorable development in sales and results can be attributed primarily to the excellent business performance in the fields of wire, seamless pipes and unfinished steel products (industrial partnerships). Steel experienced a very strong demand for unfinished products, both from internal customers of the division and from external markets (especially in Germany and Italy). Prices for this product segment could be raised well above the average price increase of raw materials. In addition to this, the product mix was further optimized.

The seamless pipe segment also profited from the increase in demand in the energy sector, especially in the gas and oil industry. The significantly higher prematerial costs could be passed on to the market step by step or even overcompensated in the case of OCTGs ("oil country tubular goods"). Nevertheless, sharper competition from China and Eastern Europe became noticeable in the commodity sector.

Excellent business performance in the wire segment

The division's wire segment experienced an excellent year, with record figures both in new orders and sales and results. In addition to the favorable economic situation of this segment, this is primarily attributable to the strategy, which has been pursued consistently for some years, to specialize in high-value wire products and to continuously improve product quality development. As a result of this strategy, there was significant growth in deliveries to the auto industry, especially in the main markets of Germany and Italy. Because of this, it was also possible to fully pass on to the market the price increases of raw materials in all product segments.

Difficult market conditions for railway activities in 2004/05 business year

The sales development in the railway segment reflects, on the one hand, the high level of raw material costs and, on the other hand, the growth in sales resulting from the acquisition of the Meridian Rail switch plants, which were acquired in the USA in December 2003. The slight improvement in the results of the railway segment is to be attributed mainly to internal cost-cutting measures.
In the track segment, it was possible, for the most part, to offset the significant cost increases of raw materials, prematerials and energy, and the continued weak demand in the European core markets by dynamically opening high-yield overseas markets to special products. The **switch** segment, in contrast, could pass on the price increases of steel only to a small extent because of long-term contracts. The weak demand in Europe was overcompensated by strong growth in other regions, especially overseas (e.g., North America).

The railway logistics and services segment was able to neutralize the decrease in sales to Deutsche Bahn to a great extent by focusing on private/community passenger transport, the growing light rail sector as well as major projects in the Netherlands. Nevertheless, increasing competition for the few major projects which are currently in progress led to growing pressure on the margins.

ACQUISITIONS/DIVESTMENTS

Further expansion in railway growth markets

In the 2004/05 business year, the Division Railway Systems continued its expansion in growth markets for railway products. In November 2004, full ownership of the production plants of the switch company Rail Products & Fabrications in Seattle, North America, was acquired. The Group's North American switch corporation, VAE Nortrak, now operates a total of seven production locations. The takeover made it possible to further increase the market share and to optimize proximity to the customers because the new location provides better access to the U.S. West Coast. Moreover, the production of manganese ore—an important element in switch manufacturing—at the Seattle location brings additional advantages in marketing the company's products in the USA.

Entry into the Indian market with local production

Furthermore, in the past business year, an important step was made in the Indian market, one of the very dynamic railroad growth markets. The VAE Group, the switch segment of the Division Railway Systems, now holds 57% of VAE VKN Industries, Pvt. Ltd and 50.1% of Digvijay Steels Pvt. Ltd., two Indian companies whose portfolios include conventional Indian switch manufacturing and the production of manganese casting ore. With these subsidiaries—the partner is an Indian business family with many years of activity in the railway sector and excellent customer contacts—the entry into the Indian market was accomplished and, at the same time, the opportunity to implement innovative switch technology in an important market of the future was created.

In Austria, Energiepark Donawitz GmbH & Co KG was purchased by the Styrian power supply company STEWEAG/STEG in April 2004, and subsequently merged with **voest**alpine Stahl Donawitz GmbH. With this, cost-optimized and dependable power supply for this location is secured for the long term.

Parallel to this, in November 2004, the divisional companies Schmid Schrauben GmbH in Hainfeld and **voest**alpine Personalservice Donawitz GmbH & Co KG were divested. The decrease in the number of employees in the Division Railway Systems in the past business year can be attributed, to a large extent, to these two divestments.

HIGHLIGHTS

Further INCREASE IN SALES AND IMPROVEMENT IN OPERATING RESULT compared with the previous year despite difficult economic environment

Above-average POSITIVE DEVELOPMENT in laser-welded blanks and precision parts

FURTHER ACQUISITIONS strengthen processing competence in composite materials and precision parts as well as series business

Closure of the German ENGINEERING COMPANY **voest**alpine Matzner GmbH

division motion

MARKET SITUATION

Positive development of global automotive industry

Overall, the worldwide economic situation of the automotive industry developed positively in the 2004 calendar year. Compared with the previous year, global sales rose by 5.1% to a new high of over 61 million vehicles. The main reason for this was again the dynamic growth in Asia; sales figures stabilized at a low level in North America, while in Western Europe, sales figures rose by 3%, thus for the first time in a long while giving rise to hopes of a recovery in the sector's economic activity. Italy, however, remained the exception to this.

In 2004, total production in Europe, division motion's major market, was above that of the preceding year; the premium manufacturers—the key accounts of the **voest**alpine Group—again developed well and some were even able to achieve new record sales and post record earnings. At the same time, however, they were up against ever-increasing competition from Asian automobile producers.

Increased insourcing of development and engineering services

In the last few quarters, in addition to increased efforts to achieve improved quality and processes, the automotive industry—and especially the relationship between manufacturers and component suppliers—was affected above all by the sharp rise in steel prices, which represented an enormous problem for smaller component suppliers. Furthermore, OEMs (original equipment manufacturers/car manufacturers) suffering from considerable structural overcapacities are increasingly insourcing services previously outsourced to component suppliers in order to better utilize their own production facilities. This trend, which has existed for some time now, primarily affects the engineering and development sector.

MARKETS OF THE division motion

Business year 2004/05
% of sales

42% Germany
3% Rest of world
10% North America
30% Rest of EU
8% France
7% Netherlands

BUSINESS PERFORMANCE*

KEY FIGURES OF THE division motion

In millions of euros	2004/05	2003/04
Sales	788.0	698.2
EBITD	85.8	75.4
EBITD margin (in %)	10.9	10.8
EBIT	29.4	17.4
EBIT margein (in %)	3.7	2.5
Employees	3,582	3,696

* Amendment of previous year's figures in accordance with IAS 35 due to reclassification of **voestalpine** Matzner GmbH in "operating result from discontinued operations" and the retroactive application of IFRS 3

In the 2004/05 business year, an increase in sales of EUR 698.2 million to EUR 788.0 million, thus by 12.9%, was achieved. The operating result figures are considerably better as compared to last year's figures: the EBITD increased by 14% from EUR 75.4 million to EUR 85.8 million, corresponding to an essentially constant EBITD margin of 10.9% (2003/04: 10.8%). The EBIT rose by 69% from EUR 17.4 million to EUR 29.4 million, the EBIT margin accordingly amounted to 3.7 % (previous year: 2.5%).

Significant increase in sales and result

As of March 31, 2004, the number of employees in the division motion fell by 3.1% to 3,582 (previous year: 3,696). The reduction due to restructuring measures (particularly at **voest**alpine Matzner GmbH) was only partially compensated by the growth resulting from acquisitions; 86% of employees work at locations outside Austria.

BUSINESS PERFORMANCE IN DETAIL

In addition to consolidation of the Dutch company Polynorm Van Niftrik B.V. (contribution to sales: EUR 52.2 million) purchased in April 2004, the sales increase in the 2004/05 business year is attributable to a consistently good performance in most of the division's companies and thus to organic growth.

Favorable business development for laser-welded blanks, precision parts and pressed parts

This applies above all to the **voest**alpine Europlatine Group (production of laser-welded blanks) with its production sites in Linz and Torino, which was again able to increase its sales proceeds by just short of 10% compared with the record figure of the previous year, to the **voest**alpine Rotec Group operating eight sites in Europe and North America (production of precision parts) with an increase in sales of around 22% and to the likewise good performance of the Dutch Polynorm Group in the pressed parts sector.

Disproportionate cost burdens imposed due to drastic rises in prematerial prices (for steel, but also aluminum and plastics) and market setbacks in the development and production of machine tools have had a negative effect on the operating result. Furthermore, the operating result was burdened for the last time with EUR 13 million by the retroactive assignment of company values from acquisitions (in accordance with IFRS 3)—which is no longer allowed as of next year—and the depreciation resulting from these.

As compared with the previous business years, however, there was a positive effect in that it was possible to achieve a turnaround during the last quarter in the North American subsidiary of the Polynorm Group.

In the automotive tooling sector, comprehensive steps towards restructuring and adaptation of capacities were taken at Polynorm's Schwäbisch Gmünd site in Germany due to the ongoing unfavorable market conditions.

ACQUISITIONS/DIVESTMENTS

Expansion of competence with hybrid components

The Dutch component supplier Kendrion Van Niftrik B.V. (from now on Polynorm Van Niftrik B.V.) specializing in the production and processing of internal and external parts as well as components for passenger and commercial vehicles on the basis of injection-molded plastics was acquired in April 2004. This acquisition signified further expansion of product development and processing competence with hybrid components—material combinations of steel, aluminum and plastics.

Two further acquisitions in Germany at the beginning of 2005/06

Two further acquisitions in Germany followed at the beginning of the new business year 2005/06; in April 2005, full ownership of the precision parts manufacturer HTI GmbH as well as of the two companies Vollmer Metallwaren GmbH and Vollmer GmbH was acquired. HTI with its headquarters in the Rhineland Palatinate specializes in rotational forming and surface technology and manufactures a broad product range of formed pipe components, which are used predominantly in the automotive sector, especially in the comfort and safety segment. Examples of this are pressure vessels for airbags, series production of pipe components for air suspension in executive class cars and the most diverse structural elements. With the acquisition of this company, whose development capacities will be further expanded, the **voest**alpine Group is now taking another important strategic step towards becoming a development and production partner of the automotive industry in the precision parts segment.

The Vollmer company is a leading technology manufacturer of pressed parts and components with two sites close to Stuttgart. The company specializes in top-quality, complex sheet-formed parts made from steel but also from alternative materials such as aluminum, which are used primarily as safety elements in the vehicle body shell and the engine environment. Its customers are exclusively direct suppliers to the automotive industry ("Tier 1"); thus, for the **voest**alpine Group, this acquisition will mean reinforcement of series production and will strengthen its position in the "Tier 2" segment of the automotive component supplier industry.

Decision to close down operation of **voest**alpine Matzner group

At the end of the 2004/05 business year, the Management Board of **voest**alpine AG decided to close down operation of the **voest**alpine Matzner group, thus no longer acting on the basis of the going-concern principle for this group. The main reasons for this step were the ongoing unsatisfactory operating result situation—the group also finished the 2004/05 financial year with a significant negative operating result as had already been the case in the preceding two years—and above all the fact that there is still no sign of any upturn in the market in the foreseeable future, especially in this special segment of automotive engineering and development services, due to sustained overcapacities in Europe. Orders still to be fulfilled will be dealt with in a controlled manner following discussion with the customers affected, the intention being that they will be dealt with either by the **voest**alpine Matzner group itself or by other companies in the division.

In this consolidated annual report, the results of the **voest**alpine Matzner group will be represented in accordance with IFRS 35 under "results of discontinued operations". In the segment reports, the **voest**alpine Matzner group is no longer included as a part of the division.

Closure of the company took place within the framework of portfolio adjustment consistently performed for some time now by **voest**alpine AG, in line with which the Group is detaching itself from companies that are not close to its core business and from those companies, whose long-term result prospects do not, in the long run, match the high profitability goals of the Group as a whole.

HIGHLIGHTS

New RECORD VALUES IN SALES AND RESULTS—EBIT more than doubled

Further IMPROVEMENT IN PRODUCTIVITY and product mix

ACQUISITION of Nedcon with locations in Holland and Eastern Europe STRENGTHENS STORAGE TECHNOLOGY segment

NEW ORGANIZATIONAL STRUCTURE put into practice

DIVISION PROFILFORM

MARKET SITUATION

In the 2004/05 business year, the development in the core markets of the division differed in both a geographical and in a chronological sense. The increasing demand in the first half of the year was followed by weakening demand in the second half of the year.

Differing development of the core industries

From the viewpoint of the most important customer industries, the construction industry developed very dynamically, primarily in Great Britain and Eastern Europe, while, at the same time, the crisis in the German construction sector became more critical. The growth of the European machine construction sector was driven primarily by high export demand.

The commercial vehicle industry showed an equally positive development, which was attributable to the strong demand from Eastern Europe and other growth markets.

The growth in the area of logistics and warehousing technology was characterized by a continued strong growth potential both in Western and in Eastern Europe as well as in the USA.

Difficult environment for the steel processing industry

The steel processing industry came under pressure due to a massive shortage of prematerial and high global steel prices. Especially in smaller companies, this led in some cases to significant capacity reductions and to a limitation of their ability to make deliveries. The availability of prematerial returned to normal in the second half of the year due to the weakening economic situation. Nevertheless, at the same time, this deterioration made it more difficult to pass on to the market the steel prices, which in the meantime had risen again.



MARKETS OF THE DIVISION PROFILFORM
32% Rest of EU
20% UK
24% Germany
11% Austria
10% Rest of world
3% Rest of Europe
Business year 2004/05
% of sales

BUSINESS PERFORMANCE

KEY FIGURES OF THE DIVISION PROFILFORM

In millions of euros	2004/05	2003/04
Sales	713.1	484.5
EBITD	108.3	65.7
EBITD margin (in %)	15.2	13.6
EBIT	82.8	40.3
EBIT margin (in %)	11.6	8.3
Employees	2,718	2,127

Compared with the record values of the previous year, sales as well as results could be enhanced significantly. Sales rose by 47.2% from EUR 484.5 million to EUR 713.1 million. The EBITD increased by 64.8% from EUR 65.7 million to EUR 108.3 million, which resulted in an EBITD margin of 15.2% as opposed to 13.6% in the previous year. With an EBIT of EUR 82.8 million, the company's operating result was over 105.5% higher than last year's figure of EUR 40.3 million. This corresponds to an EBIT margin which has grown from 8.3% to 11.6%.

Sales and earnings reach new all-time high

At the end of the 2004/05 business year, the Division Profilform had 2,718 employees. Mainly because of acquisitions, this is 27.8% more than in the previous year. 66% of the employees are working at locations outside of Austria.



CUSTOMERS OF THE DIVISION PROFILFORM
17% Other
22% Transportation & storage
14% Automotive
12% Civil and mechanical engineering
35% Construction & construction subsuppliers
Business year 2004/05
% of sales

BUSINESS PERFORMANCE IN DETAIL

Given the new highly satisfactory values in sales and results, the Division Profilform was able to improve its position as the top-selling and most profitable producer of high-value pipes and profiles in Europe. All subsidiaries of the Division developed very positively, especially those in Austria, Belgium and Great Britain.

High premateriall costs could be passed on to the market

This market leadership and the favorable economic situation with regard to special profiles and special pipes in the first half of the year, mainly in the commercial vehicle and construction industries in the core markets of Europe and the USA and also for special products in China, made it possible that the burden of high prematerial costs was passed on to the market at an early stage or even overcompensated in some cases, while at the same time the ability to supply key customers was maintained. Overall, the increase in demand and earnings in the first half of the business year plus the initial consolidation of the Dutch company Nedcon N.V. (revenue contribution: EUR 75.8 million) in the third quarter, have resulted in an improvement in sales and results over the previous year. Nevertheless, the decreasing demand in the second half of the year put pressure on the margins since the high prematerial costs from a series of long-term contracts, which were negotiated at the beginning of the fourth quarter an entered into effect in January 2005, could not be passed on to the same extent as previously.

The continued consistent implementation of productivity measures affected the results positively. In addition, the product mix of the division was further optimized, and the diversified range of customer industries proved to be a definite advantage, particularly in economically difficult times.

NEW ORGANIZATIONAL STRUCTURE

In the fall of 2004, the new organizational structure of the division came into effect. In order to secure the consistent implementation of the active management of the division's holdings and its strategic business planning activities, a lead company was founded: the (non-operative) management holding company **voest**alpine Profilform GmbH. This company is a wholly-owned subsidiary of **voest**alpine AG and directly holds the shares in the division's individual companies.

New lead company

In the course of this organizational change, the activities of the division were structured into the segments "Profiles" and "Warehousing Technology". This does not create legally independent entities, but rather organizational units in the sense of subdivisions, which represent the two core business areas of the Division Profilform.

Structuring into "Profiles" and "Warehousing Technology" segments

ACQUISITIONS

In the second quarter of the 2004/05 business year, the Division Profilform purchased the Dutch company Nedcon N.V. This company specializes in warehouse systems and has locations in the Netherlands and in the Czech Republic. The warehousing technology segment of the Division Profilform thus continues to improve, especially in Eastern Europe, its strong position in this field. In addition, in its core area of warehousing technology, Nedcon holds a 49% share in a joint venture in Russia.

Industrial warehouse system sector strengthened through acquisition

The division's existing production site in the Czech Republic is to be regarded in connection with the consistent exploitation of market potential in Central and Eastern Europe. The new production hall in Vyskov, which, for the most part, manufactures special profiles for the construction industry, launched production in June 2005.

Expansion of the production site in the Czech Republic

voestalpine AG
CONSOLIDATED FINANCIAL STATEMENTS 2004/05

CONTENTS

voestalpine AG
REPORT OF THE SUPERVISORY BOARD ON THE 2004/05 FINANCIAL YEAR

The Supervisory Board has fulfilled its responsibilities according to legal provisions and the articles of incorporation within the framework of eight meetings. On these occasions, the Management Board furnished extensive written and oral disclosure as to the business development and the position of the company.

The annual financial statements and the consolidated financial statements of March 31, 2005, were audited by the annual accounts auditors Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Auditing and Tax Consulting Ltd.), Vienna, that were elected according to the provisions of section 270 HGB (Austrian Commercial Code).

Based on the results of the audit, the financial statements and the consolidated financial statements conform to legal provisions and adhere to the stipulations of the articles of incorporation. The audit further demonstrated the compliance to the fullest extent with the provisions of section 269 HGB (Austrian Commercial Code) and as a result the auditors issued an unqualified certification.

There were no grounds for objection. The year-end closing was discussed by the balance-sheet committee of the Supervisory Board in the board meeting held on May 25, 2005, and was submitted for approval to the Supervisory Board. The Supervisory Board has examined and approved the financial statements and the consolidated financial statements as well as the status report and the proposal for profit distribution. The financial statements are thus established pursuant to section 125 Stock Corporation Law (Aktiengesetz). The consolidated financial statements were compiled according to the International Financial Reporting Standards (IFRS). These financial statements were also audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Auditing and Tax Consulting Ltd.), Vienna, and accorded an unqualified certification. The Supervisory Board acknowledged and approved the consolidated financial statements and status report.

It is stated that the 2004/05 financial year closed with a balance sheet profit of EUR 83.460,495.26. It is proposed to distribute a dividend of EUR 1.50 per share and a bonus of EUR 0.60—thus a total amount of EUR 2.10 per share with dividend rights—and to carry the remainder forward to new account.

The Supervisory Board

Dr. Joachim Lemppenau
(Chairman)

Vienna, June 1, 2005

voestalpine AG

CONSOLIDATED INCOME STATEMENT 2004/05

In thousands of euros
[x] = Note no.

	2004/05	2003/04
Revenue [1]	**5.779,136**	**4.616,332**
Cost of sales	–4.551,114	–3.711,924
Gross profit	**1.228,022**	**904,408**
Other operating income [2]	200,030	175,745
Distribution costs	–417,364	–376,801
Administrative expenses	–283,767	–295,759
Other operating expenses [3]	–174,420	–163,899
Profit from operations (EBIT)	**552,501**	**243,695**
Share of profit of associates [4]	17,619	2,217
Finance income [5]	35,445	42,956
Finance costs [6]	–108,038	–86,920
Profit before tax (EBT)	**497,527**	**201,948**
Income tax expense [7]	–124,016	–60,781
Profit for the period from continuing operations	**373,511**	**141,167**
Discontinued operations [8]	–50,000	–10,715
Profit for the period	**323,511**	**130,452**
Attributable to:		
Equity holders of the parent	323,094	124,846
Minority interest	417	5,606
Basic earnings per share from continuing operations = Diluted earnings per share from continuing operations (euros) [27]	9.44	3.44

voestalpine AG

CONSOLIDATED CASH FLOW STATEMENT 2004/05

In thousands of euros
[x] = Note no.

	2004/05	2003/04
OPERATING ACTIVITIES		
Profit for the period	323,511	130,452
Adjustments [23]	420,623	301,256
Changes in working capital	–193,555	144,821
Cash flows from operating activities	**550,579**	**576,529**
INVESTING ACTIVITIES		
Additions of other intangible assets, property, plant and equipment	–481,709	–419,518
Income from disposals of assets	27,544	95,471
Cash flows from changes in the consolidation range	–49,859	–11,378
Acquisitions of minority interest	–2,934	0
Additions of other financial assets	–23,550	–22,417
Cash flows from investing activities	**–530,508**	**–357,842**
FINANCING ACTIVITIES		
Dividends paid	–63,248	–47,273
Dividends paid to minority interest/Other changes in equity	–4,318	–7,094
Acquisitions/Disposals of own shares	3,293	2,740
Borrowing/Repayment of financial liabilities	25,432	–85,091
Cash flows from financing activities	**–38,841**	**–136,718**
Net decrease/increase in cash and cash equivalents	**–18,770**	**81,969**
Cash and cash equivalents, beginning of year	196,595	114,626
Net exchange differences	–336	0
Cash and cash equivalents, end of year [15]	**177,489**	**196,595**

voestalpine AG

CONSOLIDATED BALANCE SHEET
FOR THE YEAR ENDED MARCH 31, 2005

ASSETS

In thousands of euros [x] = Note no.	03/31/2005	03/31/2004
A. NON-CURRENT ASSETS		
Property, plant and equipment [9]	2.166,589	1.999,849
Goodwill [10]	217,395	203,116
Other intangible assets [10]	48,938	58,418
Investments in associates [11]	57,762	43,643
Other financial assets [11]	113,680	117,332
Deferred tax assets [12]	56,072	94,622
	2.660,436	**2.516,980**
B. CURRENT ASSETS		
Inventories [13]	1.224,793	933,714
Trade and other receivables [14]	1.110,382	852,129
Other financial assets [11]	182,205	160,498
Cash and cash equivalents [15]	177,489	196,595
	2.694,869	**2.142,936**
TOTAL ASSETS	**5.355,305**	**4.659,916**

EQUITY AND LIABILITIES

In thousands of euros
[x] = Note no.

	03/31/2005	03/31/2004
A. EQUITY [16]		
Share capital	287,784	287,784
Capital reserves	451,756	451,756
Other reserves	-7,043	-13,040
Retained earnings	1.386,020	1.126,715
Equity attributable to equity holders of the parent	2.118,517	1.853,215
Minority interest	47,789	52,855
	2.166,306	**1.906,070**
B. NON-CURRENT LIABILITIES		
Pensions and other employee obligations [17]	411,254	401,130
Provisions [18]	24,796	25,510
Deferred tax liabilities [12]	69,881	56,963
Financial liabilities [19]	697,373	660,992
Trade and other payables [20]	3,005	1,973
	1.206,309	**1.146,568**
C. CURRENT LIABILITIES		
Provisions [18]	360,846	255,019
Financial liabilities [19]	619,556	529,034
Trade and other payables [20]	1.002,288	823,225
	1.982,690	**1.607,278**
TOTAL EQUITY AND LIABILITIES	**5.355,305**	**4.659,916**
Contingent liabilities [21]	95,341	30,558

voestalpine AG

STATEMENT OF CHANGES IN EQUITY 2004/05

In thousands of euros

	Share capital	Capital reserves	Other reserves: Translation reserve	Other reserves: Hedging reserve	Reserve for own shares
Balance as of April 1, 2003	**287,784**	**451,756**	**–1,909**	**–3,813**	**–6,606**
Retrospective application of IFRS 3	0	0	0	0	0
Own shares acquired/disposed	0	0	0	0	2,740
Dividends	0	0	0	0	0
Profit for the period	0	0	0	0	0
Currency translation	0	0	–2,956	0	0
Hedge accounting	0	0	0	–496	0
Other changes	0	0	0	0	0
Balance as of March 31, 2004	**287,784**	**451,756**	**–4,865**	**–4,309**	**–3,866**
Balance as of April 1, 2004					
Own shares acquired/disposed	0	0	0	0	3,293
Dividends	0	0	0	0	0
Profit for the period	0	0	0	0	0
Currency translation	0	0	3,626	0	0
Hedge accounting	0	0	0	–922	0
Other changes	0	0	0	0	0
Balance as of March 31, 2005	**287,784**	**451,756**	**–1,239**	**–5,231**	**–573**

Retained earnings	Total attributable to equity holders of the parent	Minority interest	Total equity
1.058,648	**1.785,860**	**53,545**	**1.839,405**
-10,934	-10,934	0	-10,934
0	2,740	0	2,740
-47,273	-47,273	-4,129	-51,402
124,846	124,846	5,606	130,452
0	-2,956	0	-2,956
0	-496	0	-496
1,428	1,428	-2,167	-739
1.126,715	**1.853,215**	**52,855**	**1.906,070**
0	3,293	0	3,293
-63,248	-63,248	-4,318	-67,566
323,094	323,094	417	323,511
0	3,626	107	3,733
0	-922	0	-922
-541	-541	-1,272	-1,813
1.386,020	**2.118,517**	**47,789**	**2.166,306**

voestalpine AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004/05

A. GENERAL INFORMATION AND NATURE OF OPERATIONS

The principal activities of **voest**alpine AG and its subsidiaries (hereinafter referred to as the "Group") include the manufacture, processing and sale of materials made from steel, research and development in the area of metallurgy, advanced metal processing and materials technology.

voestalpine AG is the Group's ultimate parent company which prepares consolidated financial statements. It is incorporated and domiciled in Linz, Austria. The address of **voest**alpine AG's registered office is voestalpine Strasse 1, 4020 Linz, Austria. The shares of **voest**alpine AG are listed on the stock exchange in Vienna, Austria.

The consolidated financial statements for the year ended March 31, 2005 (including the comparatives for the year ended March 31, 2004), have been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for the 2004/05 business year as published by the International Accounting Standard Board (IASB). The Group applies the earlier version of IAS 1 (revised 2004) and applies IFRS 3 retrospectively.

IFRS 3 was applied retrospectively to the comparatives for the prior years. The consolidated income statement was adjusted to take into account discontinued operations for the year ended March 31, 2004.

The consolidated financial statements are presented in euros (= functional currency of the parent company), rounded to the nearest thousand.

The consolidated income statement is prepared based on the cost-of-sales procedure.

The consolidated financial statements were approved by the management board on May 19, 2005.

B. SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION METHODS

The financial statements of all subsidiaries or proportionately consolidated entities are prepared in accordance with standard accounting practices and valuation methods. For entities consolidated using the equity method, local reporting and valuation methods are maintained if the relevant amounts are immaterial.

Where subsidiaries are consolidated for the first time, the assets and liabilities and contingent liabilities are assessed at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to profit and loss in the period of acquisition. Hidden reserves or charges attributable to minority shareholders are also disclosed.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 the annual financial statements of foreign companies included in the consolidated financial statements are translated into euros using the functional currency method. The relevant national currency is the functional currency in all cases since these entities operate independently from a financial, economic and organizational perspective. Assets and liabilities have been translated into euros at the closing rate at the balance sheet date. Income and expenses have been converted into euros at the average rates over the reporting period.

Equity items are valued at historical exchange rates. Goodwill from acquisitions of foreign entities is calculated in euros during initial consolidation.

Any differences arising from this procedure have been charged or credited to the currency translation reserve in equity.

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of remaining balances at year-end exchange rates are recognized in the consolidated income statement.

Currency exchange rates of key currencies have shown the following trends:

	Closing rate		Average annual rate	
	03/31/2005	**03/31/2004**	**2004/05**	**2003/04**
USD	1.2964	1.2224	1.2583	1.1752
GBP	0.6885	0.6659	0.6819	0.6945

ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Estimates are made with the intention of adhering to the "true and fair" view principle.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised.

RECOGNITION OF REVENUES AND EXPENSES

Revenues arising from the provision of goods and services are realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the time such liability is incurred.

Government grants of EUR 24.4 million (2003/04: EUR 15.9 million) for investments, research and development as well as promotion of job opportunities were recognized in the consolidated income statement.

BORROWING COSTS

All borrowing costs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition cost or manufacturing cost less accumulated depreciation and any impairment losses.

The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads. Costs of borrowing are recognized in the consolidated income statement in the period in which they are incurred.

Depreciation is charged on a straight-line basis over the estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

	%
Buildings	2.0 – 20.0
Plant and equipment	3.3 – 25.0
Fixtures and fittings	5.0 – 20.0

LEASING

Leases are classified as finance leases when these are viewed commercially as asset purchases with long-term finance. All other leases are classified as operating leases. Rentals payable under operating leases are recognized as expenses in the consolidated income statement.

Assets held under finance leases are initially recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as comparable acquired assets or, where shorter, over the term of the relevant lease. The Group does not act as a lessor.

GOODWILL

All corporate acquisitions are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries and associates.

Goodwill is allocated to cash-generating units and is no longer amortized but is tested at least annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

On disposal of a subsidiary or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

OTHER INTANGIBLE ASSETS

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as an expense as incurred. In accordance with IAS 38.45, development expenditure is capitalized when the requirements are met. Expenditure on internally generated goodwill and brands is immediately recognized as an expense as incurred.

Other intangible assets that are acquired by the Group are stated at cost less accumulated scheduled and unscheduled amortization. Amortization is charged to the income statement on a straight-line basis over the estimated useful lives (3 to 5 years).

IMPAIRMENT TESTING OF GOODWILL, OTHER INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

The Group's goodwill, other intangible assets and property, plant and equipment are subject to impairment testing.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). In particular, goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which the management controls the related cash flows.

Individual assets or cash-generating units that include goodwill and other intangible assets with an indefinite useful life are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of net selling price and value in use. Impairment losses recognized in respect of cash-generating units, to which goodwill has been allocated, reduce the carrying amount of goodwill initially. Any remaining impairment loss reduces pro rata the carrying amounts of the assets in the cash-generating unit.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist.

INVESTMENTS IN ASSOCIATES

The results and assets and liabilities of associates, which are not of minor importance, are incorporated in these consolidated financial statements using the equity method.

OTHER FINANCIAL ASSETS

Investments in subsidiaries and associates, which are not incorporated in these consolidated financial statements using the full, proportionate or equity consolidation method, are reported under "Other financial assets" at acquisition cost or their lower market value.

Securities are stated at acquisition cost or at fair value and serve mainly to cover severance pay and pensions.

DEFERRED TAXES

In accordance with IAS 12, all temporary valuation and reporting differences between tax values and consolidated financial statements are included in the deferred taxes. Deferred tax assets on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period.

The calculation of deferred taxes is based on the respective local tax rates. Fixed future tax rates are also taken into account for deferred values.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Where inventories are comparable, costs are determined by the weighted average method or similar methods. Risks resulting from length of storage or other impairments in value are reflected in appropriate write-downs.

Costs include directly attributable expenses and all proportionate cost of materials and production overheads, based on normal capacity usage. Interest charges and selling and administrative expenses are not capitalized.

TRADE AND OTHER RECEIVABLES

Trade and other receivables are stated at nominal value. Individually identifiable risks are reflected in credit insurances. Non-interest or low-interest-bearing receivables within a remaining term in excess of one year are recorded at discounted present value.

Construction contracts are based on reliable measurement of the stage of completion, contract costs and contract revenue, which should be recognized as revenue and expenses respectively of the contract activity (percentage-of-completion method).

Accruals are reported under other receivables and other liabilities.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash at banks and on hand and checks and are recognized at fair value.

PENSIONS AND OTHER EMPLOYEE BENEFITS

Employee benefits include provisions for severance payments, pensions and long-service bonuses and are recognized according to IAS 19 using the projected-unit-credit method.

Employees of Austrian group companies, who began their employment before January 1, 2003, receive a one-off severance payment, if their employment is terminated by the employer or if they retire. The payment is dependent on the number of years of service and relevant salary or wages at the time the employment ceases. For employments beginning after December 31, 2002, this obligation has been converted into a contribution-oriented system. These payments to external pension funds are recognized as expenses.

Within the Group (especially in Austria and the Netherlands) there are defined contribution and defined benefit pensions plans. Defined contribution plans carry no future obligation after the payment of premiums. Defined benefit plans guarantee the employee a specific retirement benefit, which is based on a certain percentage of salaries or wages depending on years of service or on a valorized fixed amount per year of service. Defined benefit plans are stated in the financial statement of the respective entities until the contractual date when the pensions become irrevocable. After that date the pensions are covered by the pension fund.

Actuarial gains and losses arising due to changes in calculation parameters are not recognized as an expense unless they exceed a corridor of 10% of the obligations. An amount exceeding this corridor of 10% but not a corridor of 17% will be allocated over the expected average remaining working lives. Any amount exceeding the corridor of 17% is charged as an expense immediately.

The corridor method is only used for provisions for severance payments and pensions. Actuarial gains or losses affecting provisions for long-service bonuses are recognized in the consolidated income statement as incurred.

The valuation of employee benefits is based on the following parameters:

	2004/05	2003/04
%		
Interest rate	5.5	5.5
Salary/wage increases	3.0	3.0
Pension increases	2.5	2.5
Years		
Retirement age men/women	max. 65/60	65/60
Life expectancy tables	Heubeck 1998	Heubeck 1998

Interest expenses related to employee benefits are included in the "finance costs" in the consolidated income statement.

OTHER PROVISIONS

Other provisions are stated at the amount, which reflects the most probable value based on a reliable estimate, when the Group has a present obligation as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting.

Other current provisions include pro rata obligations for CO_2-emission certificates for the calendar year 2005 as the expected emissions will probably exceed the gratuitously assigned emission certificates. The emission certificates are recognized at fair value at balance sheet date.

The gratuitously assigned emission certificates are stated at cost (EUR 0.00). The option for prior application of IFRIC 3 was not exercised.

LIABILITIES

Liabilities are stated at their nominal value or their redemption value.

FINANCIAL INSTRUMENTS

Liquidity risk—Financing

The liquidity risk indicates the ability to raise funds at any time to clear liabilities.

The essential instrument for controlling the liquidity risk is a precise financial plan, which, ensuing from the operative companies, is submitted quarterly directly to the Group treasury of **voest**alpine AG. A newly developed tool for long-term financial planning locates any financing gaps. The funding requirements and bank credit lines are determined from the consolidated results.

Financing of operating funds is carried out by the Group treasury. A central clearing system implements a daily intra-group financial equalization adjustment. Companies with liquidity surpluses put the funds indirectly at the disposal of companies with liquidity requirements. The excess is placed with the principal banks by the Group treasury. So a decrease in the volume of borrowings and an optimization of the net interest income are achieved.

The sources of financing are selected on the basis of the principle of bank independence. Financial relationships currently exist with about 30 different domestic and foreign banks.

Credit risk

Credit risk describes losses which can occur through non-fulfillment of contractual obligations of individual partners. The imminent credit risk in the main business is mostly hedged through credit insurance and bank securities (guarantees, letters of credit).

Internal guidelines regulate the credit risk management of financial transactions. The minimum rating for investments in securities, for example, is AA- according to Standard & Poor's. Furthermore, all investments and derivatives transactions are limited per contracting party, meaning that the amount of the limit depends on the rating and the amount of equity finance of the bank.

The credit risk for derivative financial instruments is limited to transactions with positive market value and, of these, to replacement costs. Therefore derivative transactions are only credited against the limit at 20%. Derivative transactions are almost exclusively based on standardized global contracts for financial futures.

Price risk

Determination of price risk: to quantify interest and currency risk, **voest**alpine AG utilizes the value-at-risk concept. The maximum loss potential within the next business day and within one year is determined with 95% certainty. This means that the correlations between the individual currencies are taken into account. Interest rate management also utilizes the present-value-basis-point method.

Currency risk

The biggest currency item of the Group arises from raw material acquisitions in USD and to a lesser degree from exports to the non-euro area.

A first hedge is initially provided through items that are naturally self-contained, for instance trade receivables in USD balanced by liabilities for the purchase of raw materials in USD (USD netting). There is further potential to utilize derivative hedging instruments. **voest**alpine AG hedges the budgeted foreign currency payment flows (net) of the next 12 months. Longer-term hedging occurs only for contractual business projects. The coverage ratio is between 50% and 100%. The further in the future the cash flow, the lower the security ratio.

Interest rate risk

voestalpine AG differentiates between cash flow risk (the risk that interest expenses or interest income change for the worse) for variable-interest financial instruments and cash value risk for fixed-interest financial instruments. The Group strategy aims at reducing the impact volatility of interest rate fluctuations by using the portfolio effect. On the balance sheet date, the liabilities portfolio proved to be very balanced.

The items on the assets side are mainly invested in the securities funds V47 and V54. There are three sub-funds, which are contained in two umbrella funds, one of which is used to cover severance payments and pension obligations. The entire securities portfolio is classified as available for sale and therefore reported at quoted stock market values.

The portfolio carried on the liabilities side was entirely non-discounted, the acquisition costs carried forward are, therefore, equal to the nominal values, in line with IAS 39.

Financial risk management

Financial risk management is centrally organized regarding guideline competence, strategy determination and goal definition. The Group treasury, acting as a service center, is responsible for implementation. Three different departments are responsible for the conclusion of contracts, the processing of transactions and the recording of entries, which guarantees a six-eye principle. The guidelines and observance thereof, as well as the whole business process, are audited annually by an additional external auditor.

Part of our business policy is to constantly observe, quantify and (if sensible) cover financial risks with the aim of avoiding damage to assets and reducing cash flow and income fluctuations. The market risks are, to a large extent, hedged by means of derivative financial instruments.

Derivative financial instruments

Derivative financial instruments are used exclusively for hedging and include interest rate and currency swaps, cross currency swaps, currency futures and currency options. They are stated at fair value. Hedge accounting is applied to the majority of derivative financial instruments. Any resultant gains or losses are recognized directly in equity. When the underlying transaction is recognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Risks from fluctuations in the prices of raw materials (with the exception of the currency risk indirectly arising from this) are not hedged using derivative instruments.

Fair value

Derivative currency transactions are valued daily according to the mark-to-market method, interest rate transactions are valued monthly. This evaluation determines the value that would be realized if the hedging operation was netted (including transaction costs and bid-offer spreads).

STOCK OPTION PROGRAM

In the 2001/02 business year, **voest**alpine AG started a stock option program. Members of the managing board of **voest**alpine AG were granted 156,228 options and executives were granted 799,668 options.

The options can be exercised within the period from August 1, 2003, to July 31, 2006. During this period the options may only be exercised within 20 days after the announcement of consolidated quarterly results or consolidated financial statements.

The exercise of options depends on trends shown by the share price of **voest**alpine AG. If the share price at the exercise date is at least 15% or 20% above the exercise price, 50% or 100% of the options may be exercised. At the exercise date, the participant must be an employee of the Group. The options and the rights to exercise are non-transferable.

Each option entitles the participant to subscribe to **voest**alpine AG shares at a fixed exercise price or to receive the difference between the exercise price and the daily closing price in cash after fulfilling the necessary prerequisites. The exercise price (EUR 34.57) equals the average of the 15 daily closing prices after the annual shareholder's meeting of July 2, 2002.

The market value of the options is based on the Black-Scholes model calculation and for remaining stock options a provision is stated.

EMPLOYEE STOCK PARTICIPATION PROGRAM

The employee stock participation program is based on collective bargaining agreements over several business years. In 2001/02, employees received 1% of the shares of **voest**alpine AG in return for wage and salary concessions.

In 2002/03 and 2003/04 respectively, 0.5% of the total amount of the wages and salaries necessary for the increase were used for the participation of employees in **voest**alpine AG. The actual amount is calculated from the amount of the wage and salary concessions determined monthly on the basis of November 1, 2002, and November 1, 2003, applying an annual increase of 3.5%.

Agreements between the employees' council and the company were concluded on March 24, 2002, and December 18, 2003, in order to implement the employee stock participation program. The shares were acquired by the **voest**alpine employees' private foundation and will be transferred to the employees according to their respective wage and salary concessions.

On March 31, 2005, the **voest**alpine employees' private foundation held approximately 10.3% of the **voest**alpine AG shares in trust for the employees.

C. COMPANIES INCLUDED IN THE CONSOLIDATION

The scope of consolidation (see appendix to the notes "Group companies") is established in accordance with IFRS. In addition to the financial statements of **voest**alpine AG, the consolidated financial statements also incorporate the financial statements of entities controlled by **voest**alpine AG (and their subsidiaries) and companies over which significant influence is exercised (associates).

Subsidiaries are entities controlled by the Group. Control exists when the Group has the direct or indirect potential to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities over which the Group has significant influence without having control over the financial and operating policies. The consolidated financial statements include these entities using proportionate consolidation or the equity method of consolidation, from the date that significant influence commences until the date that significant influence ceases. The Group's investments in associates are reported in the appendix to the notes "Group companies".

The following table shows the pro rata values for entities included in the financial statements by proportionate consolidation:

In millions of euros	03/31/2005	03/31/2004
Non-current assets	23.4	23.9
Current assets	50.8	30.6
	74.2	**54.5**
Equity	34.6	30.2
Non-current liabilities	8.0	7.5
Current liabilities	31.6	16.8
	74.2	**54.5**
	2004/05	**2003/04**
Revenues	142.7	98.4
Profit of the period	8.9	2.0

The following table shows the values (100%) for associates consolidated in the financial statements by the equity method of consolidation:

In millions of euros	03/31/2005	03/31/2004
Non-current assets	105.5	105.0
Current assets	428.7	387.5
	534.2	**492.5**
Equity	160.3	128.8
Non-current liabilities	12.2	13.2
Current liabilities	361.7	350.5
	534.2	**492.5**
	2004/05	**2003/04**
Revenues	1,528.5	1,356.9
Profit of the period	52.0	38.5

Changes to the companies included in the consolidation were as follows during the reporting year:

Scope of consolidation	**Full consolidation**	**Proportionate consolidation**	**Equity method**
As of April 1, 2004	140	3	13
Change in consolidation method	1	–1	0
Divested or disposals	–10	0	–1
Acquisitions	23	1	2
As of March 31, 2005	**154**	**3**	**14**
Of which foreign companies	114	1	8

The following companies were divested and disposed of respectively during the 2004/05 business year:

Name of entity	Date of deconsolidation
Full consolidation in 2003/04:	
Schmid Schrauben Hainfeld GmbH	April 1, 2004
voestalpine Personalservice Donawitz GmbH	Sept. 30, 2004
voestalpine Personalservice Donawitz GmbH & Co KG	Sept. 30, 2004
Rotec Benelux B.V.	April 1, 2004
HEP Sections Limited	March 31, 2005
Metsec Framing Limited	March 31, 2005
Donauländische Baugesellschaft m.b.H	March 31, 2005
voestalpine Grobblech GmbH & Co KG	April 1, 2004
voestalpine Bahnsysteme Beteiligungs GmbH	April 1, 2004
voestalpine Stahl Donawitz GmbH	April 1, 2004
Equity method in 2003/04:	
Grau Werkzeugsysteme GmbH Beteiligungsgesellschaft	April 1, 2004

Rotec Beteiligungs-GmbH has changed from proportionate consolidation to full consolidation in 2004/05.

D. ACQUISITIONS OF SUBSIDIARIES

The following entities are included in the consolidated financial statements for the first time:

Name of entity	% of shares	Date of initial consolidation
Full consolidation:		
voestalpine Bahnsysteme Vermögensverwaltungs GmbH	100.000	April 1, 2004
VAE VKN Industries Private Limited	57.000	Oct. 1, 2004
Digvijay Steels Private Limited	50.100	Nov. 1, 2004
Polynorm van Niftrik	100.000	May 31, 2004
Flamco Pipe Support B.V.	100.000	March 31, 2005
Flamco Heating Accessories (Changshu) Co., Ltd.	100.000	March 31, 2005
voestalpine Profilform GmbH	100.000	April 1, 2004
Nedcon Bohemia s.r.o	100.000	Aug. 31, 2004
Nedcon Components B.V.	100.000	Aug. 31, 2004
Nedcon Groep N.V.	99.430	Aug. 31, 2004
Nedcon Magazijninrichting B.V.	100.000	Aug. 31, 2004
Nedconsult B.V.	100.000	Aug. 31, 2004
Nedcon France S.A.S	100.000	Aug. 31, 2004
Nedcon Lagertechnik GmbH	100.000	Aug. 31, 2004
Nedcon Logistica Iberia S.A.	100.000	Aug. 31, 2004
Nedcon UK Ltd.	100.000	Aug. 31, 2004
Nedcon N.V.	99.967	Aug. 31, 2004
Nedcon Raktártechnikai Kft.	100.000	Aug. 31, 2004
Nedcon Silesia Sp. z.o.o.	100.000	Aug. 31, 2004
Nedcon USA Inc.	100.000	Aug. 31, 2004
Nedcon Parking Systems B.V.	100.000	Aug. 31, 2004
SK Nedcon s.r.o.	100.000	Aug. 31, 2004
voestalpine Rotec GmbH	100.000	March 31, 2005
Proportionate consolidation:		
Nedcon DLS B.V.	49.875	Aug. 31, 2004
Equity Method:		
ZAO Nedcon – SE Group	49.000	Aug. 31, 2004
Ningxia Kocel Steel Foundry Co. Ltd.	49.070	Dec. 31, 2004

The acquisitions have contributed net profit of EUR 0.1 million to the profit after tax since their initial consolidation during the business year.

The acquisitions had the following effect on the consolidated financial statements:

In millions of euros	Recognized values	Fair-value adjustments	Carrying amounts
Non-current assets	63.0	11.2	51.8
Current assets	109.8	0.0	109.8
Non-current liabilities	−19.2	−2.7	−16.5
Current liabilities	−108.4	0.0	−108.4
Net identifiable assets and liabilities	**45.2**	**8.5**	**36.7**
Goodwill on acquisition	14.6		
	59.8		
Cash and cash equivalents acquired	−3.9		
Net cash outflow	**55.9**		

Goodwill has arisen on acquisition because the criteria for recognition as an intangible asset at the date of acquisition have not been met.

E. NOTES AND OTHER REMARKS

1. SEGMENT REPORTING

Segment information is presented in respect of the Group's business segments and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Intersegment pricing is determined on an arm's length basis. The Matzner group as discontinued operation should be assigned to the business segment "motion" and the geographical segment "European Union" respectively. The comparatives were correspondingly adjusted.

Business segments

In millions of euros	DIVISION STEEL 2004/05	DIVISION STEEL 2003/04	DIVISION RAILWAY SYSTEMS 2004/05	DIVISION RAILWAY SYSTEMS 2003/04
Revenue (total)	4,233.5	3,267.2	2,231.6	1,688.4
Of which intersegment revenue	1,146.1	844.8	645.2	388.0
Segment revenue	3,087.4	2,422.4	1,586.4	1,300.4
Profit from operations	337.7	154.8	122.5	54.2
Share of profit of associates	9.9	7.7	0.0	0.0
EBITDA	511.4	300.5	197.6	132.4
Segment assets	2,812.9	2,292.3	1,384.1	1,257.9
Of which investments in associates	44.4	33.5	0.0	0.0
Segment liabilities	1,718.9	1,358.1	636.3	748.6
Investments	314.8	276.4	118.2	66.5
Depreciation and amortization	173.7	145.7	75.1	78.2
Employees (without apprentices)	9,567	9,417	6,738	7,182

Geographical segments

The secondary format, geographical segments, is presented according to IAS 14.69.

In millions of euros	AUSTRIA 2004/05	AUSTRIA 2003/04	EUROPEAN UNION 2004/05	EUROPEAN UNION 2003/04
External revenue	1,111.7	878.8	3,750.3	2,781.1
Segment assets	4,211.5	3,715.8	1,013.8	849.8
Investments	429.0	357.1	103.5	73.5

	DIVISION PROFILFORM		DIVISION MOTION		OTHER/ CONSOLIDATION		TOTAL GROUP	
	2004/05	2003/04	**2004/05**	2003/04	**2004/05**	2003/04	**2004/05**	**2003/04**
	798.3	501.8	915.7	705.0	82.3	60.3	**8,261.4**	**6,222.7**
	85.2	17.4	127.7	6.8	478.1	349.4	**2,482.3**	**1,606.4**
	713.1	484.4	788.0	698.2	–395.8	–289.1	**5,779.1**	**4,616.3**
	82.7	40.3	29.4	17.4	–19.8	–23.0	**552.5**	**243.7**
	–0.2	0.0	0.0	–9.6	7.9	4.1	**17.6**	**2.2**
	108.3	65.7	85.9	75.4	–15.5	–16.1	**887.7**	**557.9**
	570.6	387.8	762.1	709.6	–174.4	12.3	**5,355.3**	**4,659.9**
	0.0	0.0	0.0	0.0	13.4	10.1	**57.8**	**43.6**
	317.0	200.5	614.1	583.4	–97.3	–136.8	**3,189.0**	**2,753.8**
	65.3	25.3	50.3	63.1	5.2	1.7	**553.8**	**433.0**
	25.6	25.4	56.5	58.0	4.3	6.9	**335.2**	**314.2**
	2,718	2,127	3,582	3,696	350	333	**22,955**	**22,755**

	OTHER COUNTRIES		TOTAL GROUP	
	2004/05	2003/04	**2004/05**	**2003/04**
	917.1	956.4	**5,779.1**	**4,616.3**
	130.0	94.0	**5,355.3**	**4,659.6**
	21.3	2.4	**553.8**	**433.0**

2. OTHER OPERATING INCOME

In millions of euros	2004/05	2003/04
Net gain on disposal of property, plant and equipment	6.1	3.6
Release of unused provisions	18.7	18.8
Other operating income	175.2	153.3
	200.0	**175.7**

3. OTHER OPERATING EXPENSES

In millions of euros	2004/05	2003/04
Taxes other than income taxes	6.8	5.0
Impairment losses on goodwill	0.0	9.5
Losses on disposal of property, plant and equipment	2.4	2.5
Other operating expenses	165.2	146.9
	174.4	**163.9**

4. SHARE OF PROFIT OF ASSOCIATES

In millions of euros	2004/05	2003/04
Income from associates	19.5	11.9
Expenses from associates	-1.9	-9.7
	17.6	**2.2**

Income from associates is mainly attributable to VOEST-ALPINE Intertrading Aktiengesellschaft and Wuppermann Austria GmbH.

5. FINANCE INCOME

In millions of euros	2004/05	2003/04
Income from investments	2.3	2.0
Of which from affiliated companies	1.9	0.9
Income from other long-term securities and loans	4.0	4.4
Of which from affiliated companies	0.0	0.0
Other interest income	27.4	18.1
Of which from affiliated companies	0.4	0.0
Income from disposals and remeasurement of investments at fair value	1.7	18.4
	35.4	**42.9**

6. FINANCE COSTS

In millions of euros	2004/05	2003/04
Expenses from investments		
Net loss on remeasurement of investments at fair value	3.4	0.0
Expenses from participations	0.7	0.8
Other expenses	10.0	1.7
	14.1	**2.5**
Other interest expenses	**93.9**	**84.4**
Of which from affiliated companies	0.9	0.0
	108.0	**86.9**

7. INCOME TAXES

Income taxes include income taxes paid and owed by Group companies as well as deferred taxes.

In millions of euros	2004/05	2003/04
Current tax expense	85.2	83.5
Deferred tax expense	38.8	–22.7
	124.0	**60.8**

The following reconciliation shows the difference between the Austrian corporate tax rate of 25% and the effective Group tax rate:

In millions of Euro	2004/05		2003/04	
Profit before tax		497.5		201.9
Income tax using the Austrian corporation tax rate	25.0%	124.4	34.0%	68.6
Effect of changing Austrian corporation tax rate	1.5%	7.2	0.0%	0.0
Difference to foreign tax rates	1.6%	8.1	0.1%	0.2
Non-taxable income and expenses	-0.8%	-3.9	3.8%	7.7
Non-taxable income from participations	-1.0%	-4.9	-2.3%	-4.7
Losses carried forward	-0.2%	-1.0	-2.3%	-4.7
Other permanent differences	-1.2%	-5.9	-3.1%	-6.3
Effective Group tax rate (%)/income taxes	**24.9%**	**124.0**	**30.1%**	**60.8**

8. OPERATING RESULT FROM DISCONTINUED OPERATIONS

The management board of **voest**alpine AG has decided to close the Matzner group. This group was active in the automotive branch in product development, tool making and prototyping. Matzner's reporting procedure abandoned the going-concern premise.

The reported discontinued operations are reconciled as follows:

In millions of euros	2004/05	2003/04
Revenue	21.1	29.5
Cost of sales	-60.0	-36.2
Gross profit	**-38.9**	**-6.7**
Profit from operations (EBIT)	**-49.2**	**-12.2**
Profit before tax (EBT)	-50.0	-12.6
Income tax expense	0.0	1.9
Discontinued operations	**-50.0**	**-10.7**

The financial status of the discontinued operations is stated as follows:

In millions of euros	2004/05	2003/04
Non-current assets	3.7	18.4
Current assets	6.1	8.2
	9.8	**26.6**
Equity	-61.1	-0.7
Non-current liabilities	0.0	0.0
Current liabilities	70.9	27.3
	9.8	**26.6**

9. PROPERTY, PLANT AND EQUIPMENT

In millions of euros	Land and buildings	Plant and equipment	Fixtures and fittings	Advance payments and plant under construction	Total
Gross carrying amount	1,155.6	3,883.6	425.9	174.0	**5,639.1**
Accumulated depreciation and impairment	-640.1	-2,824.0	-314.6	0.0	**-3,778.7**
Carrying amount as of April 1, 2003	**515.5**	**1,059.6**	**111.3**	**174.0**	**1,860.4**
Gross carrying amount	1,210.2	4,132.2	441.7	203.9	**5,988.0**
Accumulated depreciation and impairment	-674.5	-2,982.2	-331.5	0.0	**-3,988.2**
Carrying amount as of March 31, 2004	**535.7**	**1,150.0**	**110.2**	**203.9**	**1,999.8**
Gross carrying amount	1,289.7	4,509.7	474.2	108.5	**6,382.1**
Accumulated depreciation and impairment	-723.1	-3,132.2	-360.2	0.0	**-4,215.5**
Carrying amount as of March 31, 2005	**566.6**	**1,377.5**	**114.0**	**108.5**	**2,166.6**

The carrying amounts of property, plant and equipment for the periods presented in the consolidated financial statements as of March 31, 2005 are reconciled as follows:

In millions of euros	Land and buildings	Plant and equipment	Fixtures and fittings	Advance payments and plant under construction	Total
Carrying amount as of April 1, 2003	**515.5**	**1,059.6**	**111.3**	**174.0**	**1,860.4**
Additions	47.2	165.5	29.9	184.0	**426.6**
Transfers	13.0	127.5	6.7	–152.1	**–4.9**
Disposals	–1.9	–6.9	–1.1	–2.0	**–11.9**
Depreciation	–36.9	–194.5	–36.6	0.0	**–268.0**
Net exchange differences	–1.2	–1.1	0.0	0.0	**–2.3**
Carrying amount as of March 31, 2004	**535.7**	**1,150.1**	**110.2**	**203.9**	**1,999.9**
Changes through business combinations	19.6	14.1	2.1	0.2	**36.0**
Additions	35.0	327.6	37.1	82.8	**482.5**
Transfers	15.8	145.2	6.9	–167.9	**0.0**
Disposals	–1.8	–2.3	–1.2	–10.5	**–15.8**
Depreciation	–37.4	–256.1	–40.8	0.0	**–334.3**
Net exchange differences	–0.3	–1.1	–0.3	0.0	**–1.7**
Carrying amount as of March 31, 2005	**566.6**	**1,377.5**	**114.0**	**108.5**	**2,166.6**

As of March 31, 2005, restrictions on title to property, plant and equipment amounted to EUR 3.8 million (March 31, 2004: EUR 5.6 million). The "Land and buildings" category includes real estate assets with a carrying amount of EUR 0.1 million (March 31, 2004: EUR 0.1 million), which are classified as investment property (IAS 40). These are stated at cost. Based on comparable transactions, the fair value of these assets is estimated at EUR 14.5 million (March 31, 2004: EUR 16.2 million).

"Land and buildings" and "Plant and equipment" include assets which are used on the basis of finance lease agreements. In the consolidated financial statements these assets are stated as follows:

In millions of euros	2004/05	2003/04
Cost	73.9	72.7
Depreciation (accumulated)	-21.1	-24.6
Carrying amount	**52.8**	**48.1**

Minimum finance lease payments are due as follows:

In millions of euros	2004/05	2003/04
Less than one year	7.5	7.7
Between one and five years	23.7	18.3
More than five years	47.6	49.2
	78.8	**75.2**

Apart from finance lease agreements, there are obligations existing under operating lease agreements relating to property, plant and equipment not stated in the consolidated balance sheet. These obligations are payable as follows:

In millions of euros	2004/05	2003/04
Less than one year	21.4	12.8
Between one and five years	55.3	81.5
More than five years	33.3	26.7
	110.0	**121.0**

Payments of EUR 21.9 million (2003/04: EUR 18.3 million) arising from operating leases have been recognized as an expense.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The requirement for the retrospective application of IFRS 3 is that the valuations and other information needed were obtained at the time the business combinations were initially taken into account. The Group meets this requirement for business combinations since the 2001/02 business year.

IFRS 3 has been applied retrospectively to business combinations since the 2001/02 business year when the requirements have been met. The remaining goodwill has been valued according to previous regulations and amortized (ultimately in 2003/04) over 20 years.

The retrospective application of IFRS 3 has the following effects on the present consolidated financial statements:

In millions of euros	03/31/2004 Before retrospective application of IFRS 3	03/31/2004 After retrospective application of IFRS 3	Changes in equity 03/31/2004
Goodwill	242.7	203.1	–39.6
Patents and trademarks	23.0	53.5	30.5
Deferred tax liabilities	46.6	57.0	–10.4
			–19.5

The profit from operations and the profit for the period of the 2003/04 business year decreased by EUR 16.7 million and EUR 8.6 million because of the retrospective application of IFRS 3.

In millions of euros		Other intangible assets		
	Goodwill	**Patents and trademarks**	**Advanced payments**	**Total**
Gross carrying amount	235.6	181.4	3.2	**184.6**
Accumulated depreciation and amortization	–22.7	–92.8	0.0	**–92.8**
Carrying amount as of April 1, 2003	**212.9**	**88.6**	**3.2**	**91.8**
Gross carrying amount	235.3	185.6	4.9	**190.5**
Accumulated depreciation and amortization	–32.2	–132.1	0.0	**–132.1**
Carrying amount as of March 31, 2004	**203.1**	**53.5**	**4.9**	**58.4**
Gross carrying amount	217.4	205.1	5.4	**210.5**
Accumulated depreciation and amortization	0.0	–161.6	0.0	**–161.6**
Carrying amount as of March 31, 2005	**217.4**	**43.5**	**5.4**	**48.9**

The carrying amounts of goodwill and other intangible assets for the periods presented in the consolidated financial statements as of March 31, 2005, are reconciled as follows:

In millions of euros		Other intangible assets		
	Goodwill	Patents and trademarks	Advanced payments	Total
Carrying amount as of April 1, 2003	**212.9**	**88.6**	**3.2**	**91.8**
Additions	0.0	3.9	2.4	**6.3**
Transfers	0.0	1.0	-0.7	**0.3**
Disposals	-0.3	0.0	0.0	**0.0**
Amortization	-9.5	-40.0	0.0	**-40.0**
Carrying amount as of March 31, 2004	**203.1**	**53.5**	**4.9**	**58.4**
Changes through business combinations	14.6	10.6	0.0	**10.6**
Additions	0.0	7.7	2.4	**10.1**
Transfers	0.0	2.9	0.0	**2.9**
Disposals	-0.3	-0.8	-1.9	**-2.7**
Amortization	0.0	-30.4	0.0	**-30.4**
Carrying amount as of March 31, 2005	**217.4**	**43.5**	**5.4**	**48.9**

Impairment losses and subsequent reversal

In the 2004/05 business year impairment losses of property, plant and equipment amounting to EUR 0.9 million (March 31, 2004: EUR 2.2 million) are recognized in the consolidated income statement.

Impairment tests for cash-generating units containing goodwill

The divisions have significant carrying amounts of goodwill:

In millions of euros	2004/05	2003/04
Division Steel	0.0	0.3
Division Railway Systems	130.8	130.8
division motion	37.0	33.8
Division Profilform	49.6	38.2
	217.4	**203.1**

The discounted-cash-flow method is used for the impairment tests of the goodwill. The calculation is based on planned cash flows using a discount rate (WACC) of 8%. There was no need for an impairment of the goodwill in the business year 2004/05.

11. INVESTMENTS IN ASSOCIATES AND OTHER FINANCIAL ASSETS

In millions of euros

	Affiliated companies	Investments in associates	Other investments	Securities	Loans	Advance payments	Total
Gross carrying amount	7.0	56.4	23.4	83.4	36.3	0.0	206.5
Accumulated depreciation and impairment	–2.4	–4.0	–9.2	–3.8	–5.7	0.0	–25.1
Carrying amount as of April 1, 2003	**4.6**	**52.4**	**14.2**	**79.6**	**30.6**	**0.0**	**181.4**
Gross carrying amount	7.6	47.9	27.9	80.6	32.7	0.0	196.7
Accumulated depreciation and impairment	–3.0	–4.2	–19.6	–2.8	–6.1	0.0	–35.7
Carrying amount as of March 31, 2004	**4.6**	**43.7**	**8.3**	**77.8**	**26.6**	**0.0**	**161.0**
Gross carrying amount	9.3	60.3	25.1	76.2	15.1	14.1	200.1
Accumulated depreciation and impairment	–4.1	–2.5	–16.5	–4.3	–1.3	0.0	–28.7
Carrying amount as of March 31, 2005	**5.2**	**57.8**	**8.6**	**71.9**	**13.8**	**14.1**	**171.4**

In millions of euros

	Affiliated companies	Investments in associates	Other investments	Securities	Loans	Advance payments	Total
Carrying amount as of April 1, 2003	**4.6**	**52.3**	**14.2**	**79.6**	**30.6**	**0.0**	**181.3**
Additions through business combinations	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Additions	0.6	11.9	2.5	0.9	6.8	0.0	22.7
Transfers	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	–10.6	–7.8	–3.5	–10.4	0.0	–32.3
Depreciation	–0.6	–9.9	–0.7	0.0	–0.4	0.0	–11.6
Remeasurement at fair value	0.0	0.0	0.0	0.8	0.0	0.0	0.8
Carrying amount as of March 31, 2004	**4.6**	**43.7**	**8.3**	**77.8**	**26.6**	**0.0**	**161.0**
Additions through business combinations	0.8	0.0	0.2	–0.3	0.1	0.0	0.8
Additions	1.7	23.1	0.5	4.9	2.1	14.1	46.4
Transfers	–0.9	0.0	1.1	–1.1	–8.7	0.0	–9.6
Disposals	–0.5	–8.9	0.0	–7.9	–6.8	0.0	–24.1
Depreciation	–0.6	0.0	–1.5	–2.0	0.0	0.0	–4.1
Remeasurement at fair value	0.0	0.0	0.0	0.5	0.7	0.0	1.2
Net exchange differences	0.0	0.0	0.0	0.0	–0.2	0.0	–0.2
Carrying amount as of March 31, 2005	**5.1**	**57.9**	**8.6**	**71.9**	**13.8**	**14.1**	**171.4**

Loans are composed as follows:

In millions of euros	03/31/2005	03/31/2004	03/31/2003
Loans to affiliated companies	1.3	1.0	1.7
Loans to associates	1.9	6.4	9.7
Loans to other investments	1.2	0.8	0.8
Other loans	9.4	18.4	18.4
	13.8	**26.6**	**30.6**

Other current financial investments include shares in the V54 capital investment fund of EUR 162.5 million (March 31, 2004: EUR 147.5 million) and other securities of EUR 19.7 million (March 31, 2004: EUR 13.0 million).

Securities of EUR 105.3 million (31 March 2004: EUR 73.2 million) are pledged for investment loans granted by the European Investment Bank.

12. DEFERRED TAX ASSETS AND LIABILITIES

Deferred taxes on differences resulting from investments in subsidiaries were not recognized in accordance with IAS 12.39.

Temporary differences between tax values and consolidated financial statements are attributable to the following:

In millions of euros	ASSETS		LIABILITIES	
	03/31/2005	03/31/2004	03/31/2005	03/31/2004
Non-current assets	63.3	140.2	160.8	152.2
Current assets	18.0	20.6	82.1	38.6
Non-current liabilities	62.0	73.4	9.4	4.4
Current liabilities	75.3	75.2	15.8	8.8
	218.6	**309.4**	**268.1**	**204.0**
Consolidation:				
Intercompany elimination	59.0	10.2	0.0	0.0
Hidden reserves	0.0	0.0	21.3	4.6
Other	2.0	4.0	45.7	4.3
	279.6	**323.6**	**335.1**	**212.9**
Corporate tax rate	25.0%	34.0%	25.0%	34.0%
Deferred tax assets/liabilities	69.9	110.0	83.7	72.4
Netting out of deferred tax assets/liabilities to the same tax authorities	−13.8	−15.4	−13.8	−15.4
Net deferred tax assets/liabilities	**56.1**	**94.6**	**69.9**	**57.0**

13. INVENTORIES

In millions of euros	03/31/2005	03/31/2004
Raw materials and consumables	496.2	348.1
Work in progress	271.5	234.7
Finished goods	347.8	262.1
Merchandise	96.1	78.4
As yet unbillable services	7.9	5.4
Prepayments	5.3	5.0
	1,224.8	**933.7**

Inventories of EUR 2.4 million (March 31, 2004: EUR 14.2 million) were recognized at net realizable value. Inventories of EUR 22.0 million (March 31, 2004: EUR 15.0 million) are pledged as security for liabilities.

14. TRADE AND OTHER RECEIVABLES

In millions of euros	03/31/2005	Of which over one year	03/31/2004	Of which over one year
Trade receivables	801.5	0.4	588.5	0.2
Receivables from affiliated companies	18.3	0.0	24.3	0.0
Receivables from other investments	29.9	0.0	19.7	0.0
Other receivables and other assets	260.7	1.6	219.7	4.1
	1,110.4	**2.0**	**852.2**	**4.3**

Construction contracts are recognized according to IAS 11 in the 2004/05 business year for the first time. The trade receivables include the following receivables from construction contracts:

In millions of euros	03/31/2005
Aggregate amount of costs incurred	55.7
Aggregate amount of recognized profits	13.3
Gross receivables from construction contracts	**69.0**
Amount of advances received	-44.6
Receivables from construction contracts	**24.4**

15. CASH AND CASH EQUIVALENTS

In millions of euros	03/31/2005	03/31/2004
Cash on hand, cash at banks, checks	177.5	196.6

16. EQUITY

Share capital

As of March 31, 2005, the authorized share capital comprised 39.600,000 ordinary shares (March 31, 2004: 39.600,000).

Since the resolution passed at the annual shareholder's meeting of July 2, 2002, the management board has been authorized to increase the share capital up to EUR 57.556,884.66 within a five-year period by issuing up to 7.920,000 new shares.

The management board has also been authorized to increase the share capital up to EUR 28.778,442.33 by issuing up to 3.960,000 new shares to employees, executives and members of the management board within an employee stock participation program or stock option program excluding the subscription right of stockholders.

Capital reserves include share premium of EUR 361.5 million (restricted capital reserves) and non-restricted capital reserves of EUR 90.2 million.

Reserve for own shares

	Own shares thsd. pcs.	Carrying amount thsd. euros	Share capital %	Share capital thsd. euros
Balance as of April 1, 2004	**171**	**3,866**	**0.43**	**1,240**
Acquisitions	30	1,107	0.08	218
Disposals	–143	–4,400	–0.36	–1,036
Balance as of March 31, 2005	**58**	**573**	**0.15**	**422**

Minority interest
Minority interest as of March 31, 2005, results from minority shares in the equity of the VAE Group and Railpro B.V.

17. PENSIONS AND OTHER EMPLOYEE BENEFITS

In millions of euros	Balance as of 04/01/2004	Disposals/ additions through business combi-nations	Net exchange differences	Use	Reversal	Addition	Balance as of 03/31/2005
Severance payments	245.3	–1.3	0.0	15.5	0.0	24.0	252.5
Pensions	83.5	0.7	–0.1	10.4	1.4	7.3	79.6
Long-service bonuses	72.3	0.2	0.0	2.0	0.1	8.8	79.2
	401.1	**–0.4**	**–0.1**	**27.9**	**1.5**	**40.1**	**411.3**

Provisions for severance payments

In millions of euros	2004/05	2003/04
Present value of projected benefit obligation (PBO) as of April 1, 2004	**267.8**	**275.2**
Service costs	8.0	8.7
Interest costs	14.5	14.9
Disposals through business combinations	–1.4	–0.1
Severance payments	–15.0	–12.2
Actuarial gains/losses	15.3	–18.7
Present value of projected benefit obligation (PBO) as of March 31, 2005	**289.2**	**267.8**
Unrecognized actuarial gains/losses	–36.7	–22.5
Provisions for severance payments as of March 31, 2005	**252.5**	**245.3**

Provisions for pensions

The calculation of the provisions for pensions was based on an expected interest rate of 6.0% applied to the plan assets. The actual interest rate was 4.3%.

In millions of euros	2004/05	2003/04
Present value of projected benefit obligation (PBO) as of April 1, 2004	**284.2**	**271.6**
Service costs	7.4	6.7
Interest costs	15.9	14.5
Disposals/additions through business combinations	–0.4	0.4
Pension payments	–1.3	–8.6
Actuarial gains/losses	5.6	–0.4
Present value of projected benefit obligation (PBO) as of March 31, 2005	**311.4**	**284.2**
Plan assets at March 31	–212.9	–187.4
Subsequent service costs	–0.1	–0.1
Unrecognized actuarial gains/losses	–18.8	–13.2
Provisions for pensions as of March 31, 2005	**79.6**	**83.5**

18. PROVISIONS

In millions of euros	Balance as of 04/01/2004	Disposals/ additions through business combi- nations	Net exchange differences	Use	Reversal	Addition	Balance as of 03/31/2005
Non-current provisions							
Other personnel expenses	9.6	0.0	0.0	3.8	0.2	4.3	9.9
Warranties	5.6	0.0	0.0	1.8	0.5	0.7	4.0
Other non-current provisions	10.3	0.0	0.0	0.3	0.7	1.6	10.9
	25.5	**0.0**	**0.0**	**5.9**	**1.4**	**6.6**	**24.8**
Current provisions							
Taxes	65.9	–0.1	0.0	30.0	2.2	58.2	91.8
Vacations	65.8	0.3	0.0	49.7	0.0	52.2	68.6
Other personnel expenses	31.7	0.0	–0.1	29.1	1.7	81.6	82.4
Warranties	23.6	0.5	0.0	4.4	3.7	32.4	48.4
Anticipated losses	31.3	0.0	0.0	10.4	1.2	8.2	27.9
Other current provisions	36.7	0.4	0.0	21.2	13.2	39.0	41.7
	255.0	**1.1**	**–0.1**	**144.8**	**22.0**	**271.6**	**360.8**
	280.5	**1.1**	**–0.1**	**150.7**	**23.4**	**278.2**	**385.6**

19. FINANCIAL LIABILITIES

In millions of euros	Up to one year		Over one year	
	03/31/2005	**03/31/2004**	**03/31/2005**	**03/31/2004**
Bank loans	412.6	366.7	642.4	609.3
Liabilities from finance leases	3.7	0.4	55.0	51.7
Liabilities from bills payable	157.0	79.9	0.0	0.0
Liabilities from affiliated companies	13.0	11.1	0.0	0.0
Liabilities from other investments	9.7	16.9	0.0	0.0
Other payables and other liabilities	23.6	54.0	0.0	0.0
	619.6	**529.0**	**697.4**	**661.0**

20. TRADE AND OTHER PAYABLES

In millions of euros	Up to one year		Over one year	
	03/31/2005	03/31/2004	03/31/2005	03/31/2004
Prepayments received on orders	26.6	30.7	0.0	0.0
Trade payables	703.7	544.1	0.4	0.0
Liabilities from affiliated companies	10.2	7.3	0.0	0.0
Liabilities from other investments	4.8	4.4	0.0	0.0
Other payables and other liabilities	257.0	236.7	2.6	2.0
	1,002.3	**823.2**	**3.0**	**2.0**

21. CONTINGENT LIABILITIES

In millions of euros	03/31/2005	03/31/2004
Obligations from bills payable	0.3	3.0
Guarantees	93.5	26.8
Other contingent liabilities	1.5	0.8
	95.3	**30.6**

22. FINANCIAL INSTRUMENTS

Liquidity risk—financing

As financing is mostly carried out in the local currency of the respective borrower in order to avoid currency exchange risks, on the balance sheet date financing is only shown in the following currencies:

CHF	CZK	GBP	USD	ZAR
−6.3 m	−265.7 m	−5.9 m	−26.7 m	−1.7 m

There are currently credit lines (redeemable at any time) available at domestic and foreign banks which are only marginally used. Alongside the potential to exhaust these financing arrangements, a contractually agreed irredeemable liquidity reserve of EUR 100 million is available to bridge any downturns due to the economy.

CREDIT PORTFOLIO
MATURITY STRUCTURE

Credit
Amortization

Financial year 2004/05
In millions of euros
months



1,200
1,000
800
600
400
200
0
-200
03/31/
2005
05/06
06/07
07/08
08/09
09/10
10/11
11/12
12/13

Currency risk

In 2004/05, the net requirements for USD of 464 million were twice the demand of the prior year (USD 207 million). We expect that the trend of a rising USD net position will continue during the next business year, although to a lesser degree.

Hedge accounting according to IAS 39 was applied to hedge foreign currency payment flows. EUR 0.9 million were charged against equity due to changes in the fair values of the derivatives.

Interest rate risk

We defined the historically low interest rate of last year as an extreme situation where we deviated from the principle of variable interest rate commitments and entered into longer interest rate commitments via the conclusion of payer swaps amounting to EUR 99.4 million.

Should the interest rate rise by 1%, net interest expense for variable-interest financial instruments would increase by EUR 2.5 million (last year: EUR 2.6 million).

The cash value risk determined on the basis of the present-value-basis-point method as of March 31, 2005, for fixed-interest financial instruments on the assets side amounts to EUR 4.6 million (last year: EUR 4.1 million) where there is an interest rate change of 1%, and on the liabilities side to EUR 19.2 million (last year: EUR 15.6 million).

In the case of a drop in interest rates of 1%, **voest**alpine AG would have a net cash value loss of EUR 14.6 million (last year: EUR 11.5 million).

	Current situation[1]	Weighted average interest rate	Average interest rate commitment	Average capital commitment	Sensitivity 1% interest rate change[1]	Cash flow risk[1]	Value at risk[1]
Assets	373	2.86%	2.3 years	4.4 years	–4.6	–2.4	–4.1
Liabilities	–1,058	3.67%	1.8 years	3.1 years[2]	19.2	4.9	16.3
Net	–685	–0.81%			14.6	2.5	12.2

[1] in millions of euros
[2] excl. revolving export credits

With an interest rate commitment of 2.3 years, the weighted average on the assets side is 2.86% and on the liabilities side 3.67% with an interest rate commitment of 1.8 years.

The V 104 fund was liquidated. The liquidity it produced was reinvested in 3 global share funds with different investment strategies. These share funds are combined directly in an umbrella fund. The proportion of the shares amounts to only 5.4% of the whole portfolio.

The positive trend of the capital markets, loans as well as shares led to increases in value in all funds. The performance of the V 47 during the business year was 4.31% and the performance of the V 54 was 3.33%.

Derivative financial instruments

Portfolio of open derivative financial instruments as of March 31, 2005:

In millions of euros

	Nominal value	Fair value	Term
Currency futures (incl. currency swaps)	198	0.4	97% less than one year
Currency options	156	–0.5	Less than one year
Interest rate options	18	–0.6	> 5 years
Interest rate swaps	297	–9.0	64% > 5 years
Total	**669**	**–9.7**	

23. CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement is presented according to the indirect method. Cash and cash equivalents include checks, cash at banks and cash on hand. The effects of any changes in the consolidation range were eliminated and stated in the cash flow from investing activities.

In millions of euros	2004/05	2003/04
Interests received	31.4	18.1
Interests paid	65.7	58.4
Taxes paid	65.6	53.8

The consolidated cash flow statement includes the following cash flows of the discontinued operations:

In millions of euros	2004/05	2003/04
Cash flows from operating activities	–11.0	–6.9
Cash flows from investing activities	–0.9	0.5

Adjustments:

In thousands of euros	2004/05	2003/04
Depreciation, amortization and impairment	368,233	309,890
Result from sale of property, plant and equipment	–3,725	–17,666
Changes of pensions and other employee benefits and non-current provisions	9,818	25,659
Deferred taxes	52,325	–23,597
Non-cash share of profit of associates	–6,028	8,683
Other adjustments	0	–1,713
	420,623	**301,256**

Cash flows from changes in the consolidation range include EUR 6.1 million from entities which were fully consolidated last business year.

24. RELATED PARTIES AND CORPORATE BODIES AND EMPLOYEES

Business relations between the Group and non-consolidated subsidiaries and associates are dealt with at arm's length and are stated in the consolidated financial statements as follows:

In millions of euros	2004/05	2003/04
Revenue	197.0	156.1
Cost of sales	22.0	12.2
Other operating expenses	42.6	34.2
	03/31/2005	03/31/2004
Trade and other receivables	23.9	40.0
Financial liabilities/trade and other payables	15.1	13.1

In 2004/05, 831 (2003/04: 778) employees on temporary loans were contracted from companies reported under other investments to cover short-term personnel shortages.

The impact on the Group's financial position, financial performance and cash flows of the non-consolidation of these companies is not significant.

Total personnel expenses are classified as follows:

In millions of euros	2004/05	2003/04
Wages	528.5	587.6
Salaries	392.3	342.1
Expenses for severance payments	13.4	13.8
Expenses for pensions	12.2	11.9
Expenses for statutory benefits and payroll-based contributions	204.9	198.9
Other social expenses	22.0	10.4
	1,173.3	**1,164.7**

Remuneration to members of the management board of **voest**alpine AG for the reporting year 2004/05 totaled EUR 6.1 million (fixed remuneration: EUR 2.5 million; variable remuneration: EUR 3.6 million).

Emoluments paid to the members of the supervisory board and other payments to the supervisory board amounted to EUR 0.1 million for the reporting year 2004/05. (2003/04: EUR 0.1 million). No advance payments or loans were granted to members of the management board or the supervisory board of **voest**alpine AG.

Expenses for severance payments and pensions are comprised as follows:

In millions of euros	2004/05	2003/04
Members of the managing board and executives	0.3	0.7
Other employees	25.3	25.0
	25.6	**25.7**

Total number of employees:

	Balance sheet date		Average	
	03/31/2005	**03/31/2004**	**2004/05**	**2003/04**
Laborers	14,986	16,282	16,248	16,272
Salaried employees	7,969	6,473	6,851	6,128
Apprentices	811	693	778	688
	23,766	**23,448**	**23,877**	**23,088**

25. STOCK OPTION PROGRAM

In the 2004/05 business year 917,652 options (156,228 of which are attributable to members of the management board) were exercised. The compensation of the difference between the exercise price (EUR 34.57) and the daily closing price at the exercise day was in share or in cash. The value of the exercised options in the 2004/05 business year was EUR 7.3 million (EUR 1.1 million of which were attributable to members of the management board and EUR 0.2 million to a former member of the management board).

The stock of options as of March 31, 2005, amounts to 38,244 options. The fair value of the options as of March 31, 2005, is EUR 24.56 (March 31, 2004: EUR 6.11) per option. In the consolidated financial statements, a provision of EUR 0.9 million (March 31, 2004: EUR 5.8 million) has been created for the stock option program.

26. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

Significant events after the balance sheet date are described in the management report.

27. EARNINGS PER SHARE

Basic earnings per share (= undiluted earnings per share) were calculated as follows:

In thousands of euros	2004/05	2003/04
Profit for the period	323,511	130,452
Attributable to minority interest	–417	–5.606
Profit attributable to ordinary shareholders	**323,094**	**124,846**
Ordinary shares issued as of April 1	39.600,000	39.600,000
Effect of own shares held	–92,528	–192,974
Weighted average number of ordinary shares of March 31	**39.507,472**	**39.407,026**
Basic earnings per share = Diluted earnings per share (in euros)	8.18	3.17
Profit for the period from continuing operations attributable to equity holders of the parent	373,094	135,561
Basic earnings per share = Diluted earnings per share (continuing operations, in euros)	**9.44**	**3.44**

28. DIVIDEND

According to the Austrian Stock Corporation Law, the financial statements of **voest**alpine AG as of March 31, 2005, are the basis for the dividend. These financial statements report a balance sheet profit of EUR 83.5 million. The management board will therefore recommend a basic dividend of EUR 1.50 (2003/04: EUR 1.25) and a bonus of EUR 0.60 (2003/04: EUR 0.35) per share.

Linz, May 19, 2005

The Management Board

Wolfgang Eder	Werner Haidenthaler	Wolfgang Spreitzer
Josef Mülner	Franz Hirschmanner	Robert Ottel

The consolidated financial statements of **voest**alpine AG will be submitted to the commercial register of the commercial court Linz under company register number FN 66209 t.

Appendix to the notes: Group companies

MAJOR DIFFERENCES BETWEEN AUSTRIAN ACCOUNTING STANDARDS AND IFRS

The primary objective of IFRS (International Financial Reporting Standards) is to provide fundamental information about the financial position, assets and earnings of the Group to a wide range of users who will use it to make economic decisions. Therefore IFRS make a strict distinction between accounting for commercial and for tax purposes, they do not permit provisions for expenses, realization of income is defined differently in certain cases, accounting practices and valuation methods are more restrictive, and information and explanations in the notes to the consolidated financial statements are more extensive.

Goodwill: The Austrian accounting standards provide a number of options for the treatment of goodwill. It may be directly offset against equity, or capitalized and amortized over its presumed useful life. IFRS require the capitalization of goodwill which has to be tested at least annually for impairment.

Leasing: The Austrian accounting standards do not require the recognition of leased assets as assets of the Group if the leases are classified as finance leases. According to IFRS, assets leased under finance leases have to be stated as such.

Securities: The Austrian accounting standards require securities to be stated at the lower of acquisition cost or fair value. In accordance with IFRS, securities available for sale are recognized at fair value.

Deferred taxes: The Austrian accounting standards require the recognition of deferred tax provisions for temporary differences if a tax liability is expected to arise when these differences are reversed, while the recognition of deferred tax assets is optional. In accordance with IFRS, all temporary valuation and reporting differences between tax values and consolidated financial statements have to be recognized. The same applies to losses carried forward that are expected to be offset against taxable profits within a foreseeable period.

Other provisions: The Austrian accounting standards interpret the principle of conservatism differently with respect to provisions. IFRS tends to place stricter requirements on the probability of an event occurring and on the ability to estimate the amount of the provision.

Foreign currency translation: Under Austrian accounting standards only unrealized losses may be recognized in accordance with the principle of unequal treatment of losses and income, while IFRS also require the recognition of unrealized gains. In accordance with IFRS, unrealized exchange rate gains or losses arising from inter company loans are stated under equity with no effect on the consolidated income statement.

AUDITOR'S REPORT AND CERTIFICATION according to section 245a in connection with section 274 paragraph 5 HGB

We have audited the consolidated presentation of accounts (consolidated financial statement according to IFRS and consolidated status report) of

voestalpine AG, LINZ,

for March 31, 2005, comprised of the consolidated balance sheet, consolidated income statement and consolidated cash flow statement, the notes to the financial statements and the consolidated status report for the 2004/05 business year. The consolidated presentation of accounts in line with section 245a HGB comprises documents mandated by the standards of the International Accounting Standards Board (IASB) as well as an orderly presentation according to section 267 HGB (Art. 36 of the 7th EU Directive) of the additional disclosure required for the consolidated status report. The consolidated presentation of accounts is a responsibility of the Management Board of the company. It is our task to ascertain, based on the audit we have performed, that the consolidated presentation of accounts is in line with the International Financial Reporting Standards (IFRS). Other auditors in part performed the audit of individual subsidiaries. Our audit result in the cases of these subsidiaries is entirely based on their certification.

We have conducted our audit taking into account the principles of proper annual account auditing, and also taking into account the International Standards on Auditing (ISA). Accordingly, the audit is to be planned and executed in a way that ensures that it can be judged with sufficient certainty that the consolidated presentation of accounts is free of essentially false statements. As part of the audit, proof for valuations and statements in the consolidated presentation of accounts was judged based on spot checks. The audit comprises a judgment about the accounting principles applied (reporting and valuation methods) and of essential assessments of the Management Board as well as the appreciation of the overall presentation of the consolidated presentation of accounts. We believe that our audit is a sufficiently secure basis for our audit certification.

Based on the findings during the audit we have reached the following conclusion:
We are convinced that the presentation of accounts (consolidated annual report according to IFRS and status report) in all essential matters gives a true and fair view of the net worth and financial status of the Group as of March 31, 2005, as well as of the income position and the cash flows during the recent business year 2004/05 in accordance with IFRS requirements. The prerequisites for the release of the company from presenting a consolidated annual report according to Austrian Law have been met (section 245a HGB). The consolidated status report conforms to the consolidated financial statements.

Vienna, May 19, 2005

Grant Thornton
Wirtschaftsprüfungs- und Steuerberatungs-GmbH

Univ. Doz. Dr. Walter Platzer

Dr. Franz Schiessel

Auditors and Tax Consultants

GROUP COMPANIES
voestalpine AG

DIVISION STEEL

[1] KO = no consolidation
[2] KE = consolidation at equity
[3] KQ = pro rata consolidation
For all other companies:
KV = fully consolidated

	Code	Interest held in %	Parent company
voestalpine Stahl GmbH	VAS	100.000	VAAG
voestalpine Grobblech GmbH	VAGBK	100.000	VAS
voestalpine Schmiede GmbH	VASCH	100.000	VAS
Logistik Service GmbH	LOGSERV	100.000	VAS
voestalpine Giesserei Linz GmbH	VAGL	100.000	VAS
voestalpine Giesserei Traisen GmbH	VAGT	100.000	VAGL
voestalpine Stahlhandel GmbH	VASTH	100.000	VAS
Köllensperger Stahlhandel GmbH & Co KG	KOELLK	60.000	VASTH
NEPTUN STAHLHANDEL GmbH	NEPT	100.000	VASTH
voestalpine Stahlhandel spol.s.r.o.	VASTCZ	100.000	VASTH
Veting **voest**alpine d.o.o.	VETING	60.000	VASTH
voestalpine Stahl Service Center GmbH	VASSC	100.000	VAS
voestalpine Rohstoffhandel GmbH	VAROH VAROH	70.621 12.899	VAS VADOK
SCHROTT-WALTNER Eisen, Metalle, Maschinen Gesellschaft mit beschränkter Haftung	SCHW	75.000	VAROH
Eisenhandel Gebeshuber GmbH	GEB	100.000	VAROH
voestalpine Rohstoffbeschaffungs GmbH	VAROB VAROB	75.100 24.900	VAS VADOK
Importkohle Gesellschaft m.b.H.	IMPORTK	66.000	VAROB
voestalpine mechatronics gmbh	VATRON VATRON	58.000 5.000	VAS VABSK
Stahlservice Rauschenberger GmbH & Co KG	RAUK	100.000	VAS
voestalpine Personalberatung und -systeme GmbH	PERSYS	100.000	VAS
Cargo Service GmbH[1]	CARGO	100.000	LOGSERV
Köllensperger Stahlhandel GmbH[1]	KOESTAHL	60.000	VASTH
ARGE Baustahl Eisen Blasy-Neptun GmbH[1]	ARGE	50.000	NEPT
voestalpine Stahlhandel Budapest Kft.[1]	VASTUN	100.000	VASTH
voestalpine Stahlhandel d.o.o.[1]	VASTSLO	100.000	VASTH
voestalpine Stahlhandel Slowakei s.r.o.[1]	VASTSK	100.000	VASTH
VOEST-ALPINE GmbH München[1]	VASTMUE	100.000	VASTH

Vereinigte Biege-Gesellschaft m.b.H.[1]	BIEGE	67.000	NEPT
BWS BEWEHRUNGSSTAHL GmbH[1]	BWS	36.000	NEPT
voestalpine Stahlhandel Polska Sp. z o.o.[1]	VASTHPOL	100.000	VASTH
VETING-VOEST ALPINE STAHLHANDEL GRUPA Za proizvodnju i trgovinu metalima d.o.o. in liquidation[1]	VETINGLIQ	60.000	VASTH
Veting **voest**alpine Stahlhandel d.o.o.[1]	VETBIH	100.000	VETING
SROT GEBESHUBER spol. s.r.o.[1]	GEBSR	100.000	GEB
DWA DUNAFERR - VOEST-ALPINE Hideghengermü Kft[1]	DUNAFERR	46.402	VASBET
Stahlservice Rauschenberger Verwaltungs-GmbH[1]	RAUVW	100.000	VAS
CATERING UND BETRIEBSSERVICE GmbH[1]	CUB	100.000	VAS
AUSTROBEL GmbH[1]	AUSTROB	50.000	CUB
voestalpine Stahlbeteiligungs GmbH[1]	VASBET	100.000	VAS
Linzer Schlackenaufbereitungs- und vertriebsgesellschaft m.b.H.[1]	LISAG	33.333	VAS
voestalpine Personalservice GmbH[1]	VAPSERV	100.000	VOP
VA OMV Personalholding GmbH[1]	VOP	50.000	PERSYS
Kontext Druckerei GmbH[1]	KONTEX	64.800	VAS
Werksgärtnerei Gesellschaft m.b.H.[1]	GAERT	100.000	VAS
GWL Gebäude- Wohnungs- und Liegenschafts-Verwaltungsgesellschaft m.b.H.[1]	GWL	76.000	VAS
B-Zone Projektentwicklungs- und -vermarktungsgesellschaft mbH[1]	BZONE	52.500	VAS
"Sport-Kultur-Aktiv" registrierte Genossenschaft mit beschränkter Haftung[1]	SKA	29.167	VAS
Industrie-Logistik-Linz Geschäftsführungs-GmbH[1]	ILLGF	25.100	VAS
voestalpine ambient Stahlhandel S.R.L.[1]	VASTRO	50.939	VASTH
G.C.C. Holding BV[2]	GCC	30.000	VAGBK
zimmermann STAHLHANDEL GmbH[2]	ZIMME ZIMME	99.800 0.200	NEPT VAAD
VAS - TAD Edelstahl Handels GmbH[2]	VASTAD	50.000	VASTH
METALSERVICE S.P.A.[2]	METALSER	40.000	VASSC
Herzog Coilex GmbH[2]	COILEX	25.100	VASSC
GEORG FISCHER FITTINGS GmbH[2]	FIT	49.000	VAS
Industrie-Logistik-Linz GmbH & Co KG[2]	ILLK	25.100	VAS
Wuppermann Austria Gesellschaft m.b.H.[2]	WUPPERM	30.000	VAS
Ningxia Kocel Steel Foundry Co. Ltd.[2]	NKSF	49.070	VAGL
voestalpine Anarbeitung GmbH[1]	VAAN	100.000	VAS

DIVISION RAILWAY SYSTEMS

[1] KO = no consolidation
[2] KE = consolidation at equity
[3] KQ = pro rata consolidation
For all other companies:
KV = fully consolidated

	Code	Interest held in %	Parent company
voestalpine Bahnsysteme GmbH & Co KG	VABSK	100.000	VAAG
voestalpine Bahnsysteme Vermögensverwaltungs GmbH	VABSV	100.000	VABSK
voestalpine Stahl Donawitz GmbH & Co KG	VADOK	100.000	VABSK
voestalpine Schienen GmbH	VASI	100.000	VABSK
voestalpine Stahl Donawitz Immobilien GmbH	VADOIMM	100.000	VABSK
voestalpine Klöckner Bahntechnik GmbH	VABT	100.000	VABSK
TSTG Schienen Technik GmbH	TSTG	100.000	VABSK
VAE GmbH	VAE	100.000	VABSK
VAE Eisenbahnsysteme GmbH	VAEE	100.000	VAE
Weichenwerk Wörth GmbH	WWG	70.000	VAEE
VAE Holding (Deutschland) GmbH	VAEH	100.000	VAE
VAE Geschäftsführung (Deutschland) GmbH	VAEGF	100.000	VAE
BWG GmbH & CO KG	BWG BWG	99.997 0.003	VAEH VAEGF
VAE Nortrak North America Incorporation	VAENNA	87.452	VAE
HBW Light Rail B.V.	HBW	51.400	BWG
Wisselbouw Nederland B.V.	WBN	100.000	VAE
VAE Railway Systems Pty.Ltd.	VAERS	100.000	VAE
VAE APCAROM SA	VAEAPC	79.730	VAE
VAE UK Ltd.	VAEUK	100.000	VAE
VAE Italia S.r.l.	VAEI	100.000	VAE
VAE Legetecha UAB	VAEL	66.000	VAE
VAE Riga SIA	VAER	100.000	VAE
VAE Polska Sp.z.o.o.	VAEPOL	100.000	VAE
VAE Sofia OOD	VAESOF	51.000	VAE
VAE Brasil Produtos Ferroviarios Ltda.	VAEBRA	51.000	VAE
VAE Africa (Pty) Ltd.	VAEA	100.000	VAE
VAE SA (Pty) Ltd.	VAESA VAESA VAESA	75.000 12.500 12.500	VAE VAEA VAEPER

VAE Perway (Pty) Ltd.	VAEPER	65.000	VAE
VAMAV Vasúti Berendezések Kft.	VAMAV	50.000	VAE
JEZ Sistemas Ferroviarios S.L.	JEZ	50.000	VAE
voestalpine Railpro B.V.	RAIL	70.000	VABSK
voestalpine Austria Draht GmbH	VAAD	100.000	VABSK
WBG Weichenwerk Brandenburg GmbH	WBG	100.000	BWG
VAE NORTRAK LTD.	VAN	100.000	VAENNA
VAE VKN Industries Private Limited	VAEVKN VAEVKN	51.000 6.000	VAE JEZ
Digvijay Steels Private Limited	DSPL	50.100	VAE
voestalpine Tubulars GmbH & Co KG[3]	VATUBK VATUBK	49.985 0.010	VABSV VATUB
voestalpine Tubulars GmbH[3]	VATUB	50.000	VABSV
voestalpine Bahnsysteme GmbH[1]	VABSKOMP	100.000	VAAG
voestalpine Stahl Donawitz GmbH[1]	VADOKOMP	100.000	VABSK
VOEST-ALPINE TUBULAR CORP.[1]	VATUBC	100.000	VATUB
VOEST-ALPINE SOUTH AMERICA. C.A.[1]	VASA	100.000	VATUB
voestalpine Tubulars Middle East FZE[1]	VAME	100.000	VATUB
Liegenschaftsverwaltungs GmbH[1]	LVG	100.000	VABSV
Gerfer Lda[1]	GERFER	60.000	VAE
VAENR Railway Systems Kairo[1]	VAENR	51.000	VAE
VAE Murom LLC[1]	MUROM	50.000	VAE
Burbiola S.A.[1]	BURBIOLA	50.000	JEZ
AJA UTE[1]	AJAUTE	33.000	JEZ
Rail Group - Firmengruppe Bahntechnik Brandenburg[1]	WBGRAIL	16.670	WBG
Liefergemeinschaft Gotthard-Basis Tunnel GbR[2]	LGGBT	50.000	VABT

DIVISION MOTION

[1] KO = no consolidation
[2] KE = consolidation at equity
[3] KQ = pro rata consolidation
For all other companies:
KV = fully consolidated

	Code	Interest held in %	Parent company
voestalpine motion gmbh & co kg	VAMK	100.000	VAAG
voestalpine Europlatinen GmbH & Co KG	EUPLK	100.000	VAMK
voestalpine Europlatinen GmbH	EUPL	100.000	VAMK
EUROWELD S.R.L.	WELD	92.000	EUPL
ROTEC Zug AG	ROTZU	100.000	VAMK
voestalpine Rotec GmbH	ROTMO ROTMO	56.579 43.421	VAMK ROTZU
Rotec Vertriebs GmbH	ROTVER	100.000	ROTMO
voestalpine Präzisrohrtechnik GmbH	VAPT VAPT	50.394 49.606	RBG ROTMO
Production Tube Cutting France (PTC) S.A.	PTCF	99.990	ROTMO
Rotec Iberica S.A.	ROTIB	100.000	ROTMO
Rotec Skandinavien AB	ROTSK ROTSK	70.000 30.000	ROTZU ROTMO
Societe Civile Immobiliere Jean Monnet	SCIJM	99.950	ROTMO
Retrospective Limited	RETRO	100.000	ROTMO
Elmsteel Group Limited	ELMG	100.000	RETRO
Elmsteel Incorporated	ELMUS	100.000	ELMG
Elmsteel Limited	ELMGB	100.000	ELMG
Elmsteel Polska Sp. z.o.o	ELMPL	100.000	ELMG
Polynorm N.V.	POLY	100.000	VANEDHO
Polynorm International B.V.	POLYINT	100.000	POLY
Polynorm Holland Holding B.V.	POLYHOLD	100.000	POLY
Polynorm Holland B.V.	PHOLL	100.000	POLYHOLD
Polynorm Automotive B.V.	PAUTONL	100.000	POLYHOLD
Polynorm Plastics B.V.	PPLASTNL	100.000	POLYHOLD
Flamco BV	FLAMCONL	100.000	FLAMHO
Flamco Holding B.V.	FLAMHO	100.000	POLYHOLD
Turnkey-Holland B.V.	TURHOLL	100.000	POLYHOLD
Flamco Flexcon B.V.	FFNL	100.000	FLAMHO
Flamco IMZ B.V.	FLAMNL	100.000	FLAMCONL
Polynorm Service & Supply B.V.	PSERVNL	100.000	POLYHOLD
Polynorm GmbH	PD	100.000	POLYINT

Polynorm Immobilien GmbH & Co. KG	POLYIMK	100.000	TURHOLL
Polynorm Immobilien Beteiligungs GmbH	POLYIM	100.000	TURHOLL
Flamco STAG GmbH	FLAMCOD	100.000	FLABEHD
Flamco STAG Behälterbau GmbH	FLABEHD FLABEHD	94.000 6.000	FLAMHO PD
Bauer und Dittus GmbH & Co. KG	BUDD	75.000	WEMD
Bauer & Dittus Verwaltungs Gesellschaft mit beschränkter Haftung	BAUDIT	100.000	FLABEHD
Polynorm Grau Werkzeugsysteme GmbH & Co. KG	GRAUK	100.000	PD
Wemefa Horst Christopeit GmbH	WEMD	100.000	FLABEHD
Flamco WEMEFA GmbH	FFD	100.000	FLABEHD
Entwicklungsgesellschaft Gügling West GmbH & Co. KG	ENTGWK	100.000	PD
Entwicklungsgesellschaft Gügling Süd GmbH & Co. KG	ENTGSK	100.000	PD
Entwicklungsgesellschaft Gügling Verwaltungs GmbH	ENTGV	100.000	PD
Flamco FLEXCON Vertriebsgesellschaft m.b.H.	FFAUT	100.000	FLAMHO
Flamco AG	FLAMCOCH	100.000	FLAMHO
Flamco Flexcon Sarl	FFFRA	100.000	FLAMHO
Flamco Polska Sp. z o.o.	FLAMPOL	100.000	FLAMHO
Polynorm Plastics (UK) Ltd.	PPLASTUK	100.000	POLYINT
Flamco UK Ltd.	FLAMCOUK	100.000	FFUK
Flamco Flexcon Ltd.	FFUK	100.000	FLAMHO
Polynorm Automotive Holding USA Inc.	PAUTOHO	100.000	POLYINT
Polynorm Automotive North America Inc.	PANA	100.000	PAUTOHO
Castle Bromwich Pressings Ltd.	CASTLE	100.000	POLYINT
voestalpine Matzner Holding GmbH	MATZHO	80.000	VAMK
HM-Engineering-Verwaltungs- u. Beteiligungs-GmbH	MATZENG	100.000	MATZHO
voestalpine Matzner Verwaltungsgesellschaft mbH	MATZ	100.000	MATZHO
voestalpine Matzner GmbH & Co. KG	MATZK	100.000	MATZHO
CCE Computertechnik-Communications-Engineering-Systemhaus GmbH & Co. KG	CCEK	100.000	MATZHO
CCE Computertechnik-Communications-Engineering-Systemhaus-Verwaltungs-GmbH	CCE	100.000	MATZHO
voestalpine Automotive Netherlands Holding B.V.	VANEDHO	100.000	VAMK
ROTEC Beteiligungs-GmbH	RBG	100.000	ROTMO
Polynorm van Niftrik	POLYNIF	100.000	POLYHOLD
Flamco Pipe Support B.V.	FLAMPIPE	100.000	FLAMCONL
Flamco Heating Accessories (Changshu) Co., Ltd.	FLAMCN	100.000	FLAMHO
voestalpine Rotec GmbH	ROTEC	100.000	VAMK
Elmsteel Romania SRL[1]	ELMRO	100.000	ELMG
TURINAUTO S.P.A.[1]	TURIN	33.330	VAMK
Rotec Italia srl[1]	ROTIT	100.000	VAPT
Automatlego ROTEC Skandinavien[1]	AUTOLEG	45.110	ROTSK
Grau Werkzeugsysteme GmbH Beteiligungsgesellschaft[1]	GRAUBET	100.000	GRAUK
Entwicklungsgesellschaft Gügling Ost GmbH & Co. KG[1]	ENTGOK	6.000	PD
voestalpine motion gmbh[1]	VAMKOMP	100.000	VAAG
Polynorm Automotive Engineering Centre (UK) Ltd.[2]	PAUTOUK	100.000	POLYINT
Bruynzeel Deuren BV[2]	BRUN	100.000	POLYHOLD

DIVISION PROFILFORM

[1] KO = no consolidation
[2] KE = consolidation at equity
[3] KQ = pro rata consolidation
For all other companies:
KV = fully consolidated

	Code	Interest held in %	Parent company
voestalpine Profilform GmbH	VAP	100.000	VAAG
voestalpine Krems GmbH	VAK	100.000	VAP
voestalpine Krems Finaltechnik GmbH	VAKF	100.000	VAP
SADEF N.V.	SADEF	100.000	VAP
Global Rollforming Corporation	GRFC	58.073	VAP
	GRFC	41.927	SADEF
Roll Forming Corporation	RFC	100.000	GRFC
voestalpine PROFILFORM s.r.o.	VAKCZ	100.000	VAP
voestalpine Präzisionsprofil GmbH	PRAEPRO	90.000	VAP
	PRAEPRO	10.000	VAK
VOEST-ALPINE KREMS U.K. plc	VAKUK	99.900	VAP
	VAKUK	0.010	VAUK
Metsec plc	METSEC	100.000	VAKUK
Metal Sections Limited	METAL	100.000	METSEC
Stratford Joists Limited	STRATF	100.000	METSEC
Nedcon Bohemia s.r.o.	NEDCZ	100.000	NEDGROEP
Nedcon Components B.V.	NEDCOMP	100.000	NEDGROEP
Nedcon Groep N.V.	NEDGROEP	99.430	VAP
Nedcon Magazijninrichting B.V.	NEDMAG	100.000	NEDGROEP
Nedconsult B.V.	NEDCONS	100.000	NEDGROEP
Nedcon France S.A.S	NEDF	100.000	NEDGROEP
Nedcon Lagertechnik GmbH	NEDBRD	100.000	NEDGROEP
Nedcon Logistica Iberia S.A.	NEDESP	100.000	NEDGROEP
Nedcon UK Ltd.	NEDUK	100.000	NEDGROEP
Nedcon N.V.	NEDBELG	99.967	NEDGROEP
Nedcon Raktartechnikai Kft.	NEDHUN	100.000	NEDGROEP
Nedcon Silesia Sp. z.o.o.	NEDPOL	100.000	NEDGROEP
Nedcon USA Inc.	NEDUSA	100.000	NEDGROEP
Nedpark Parking Systems B.V.	NEDPARK	100.000	NEDGROEP
SK Nedcon s.r.o.	NEDSK	100.000	NEDGROEP
Nedcon DLS B.V.[3]	NEDDLS	49.875	NEDGROEP
SADEF FRANCE S.A.R.L.[1]	SADEFFR	90.000	SADEF
	SADEFFR	10.000	VAK
Gemeinnützige Donau-Ennstaler Siedlungs-Aktiengesellschaft[1]	GEDESAG	33.333	VAK
PINEDOWN 2004 Limited (in liquidation)[1]	ENTUB	100.000	METSEC
ZAO Nedcon - SE Group[2]	NEDSE	49.000	NEDGROEP

OTHER COMPANIES

[1] KO = no consolidation
[2] KE = consolidation at equity
[3] KQ = pro rata consolidation
For all other companies:
KV = fully consolidated

	Code	Interest held in %	Parent company
voestalpine Informationstechnologie GmbH	VAIG	100.000	VAAG
voestalpine Dienstleistungs- und Finanzierungs GmbH	VADF	100.000	VAAG
Danube Equity Invest Management GmbH	DEM	100.000	VAAG
Danube Beteiligungs Invest MF-AG	DBI	100.000	DEI
Danube Equity Invest AG	DEI	71.373	VAAG
voestalpine Eurostahl GmbH	VAEURO	100.000	VAAG
voestalpine Finanzierungs GmbH	VAFG	100.000	VAAG
APK-Pensionskasse Aktiengesellschaft[1]	APK	19.110	VAAG
voestalpine Polska Sp.z o.o.[1]	VAKAT	100.000	VAEURO
voestalpine Scandinavia AB[1]	VASWE	100.000	VAEURO
voestalpine Belgium NV/SA[1]	VABELG	99.950	VAEURO
voestalpine Danmark ApS.[1]	VADK	100.000	VAEURO
voestalpine France SAS[1]	VAFRA	100.000	VAEURO
voestalpine Nederland B.V.[1]	VANL	100.000	VAEURO
voestalpine d.o.o.[1]	VASERB	100.000	VAEURO
voestalpine Deutschland GmbH[1]	VAMUE VAMUE	94.900 5.100	VAEURO DBG
voestalpine UK LTD[1]	VAUK	100.000	VAEURO
voestalpine Italia S.r. l.[1]	VAMAI	100.000	VAEURO
voestalpine d.o.o.[1]	VASLO	100.000	VAEURO
voestalpine Hungaria Kft.[1]	VAHUN VAHUN	99.000 1.000	VAEURO DBG
voestalpine CR s.r.o.[1]	VAPRAHA	100.000	VAEURO
voestalpine d.o.o.[1]	VACRO	100.000	VAEURO
voestalpine Schweiz GmbH[1]	VAZUE	100.000	VAEURO
voestalpine USA Corp.[1]	VAUSA	100.000	VAEURO
voestalpine Deutschland Immobilienverwaltung GmbH[1]	VAIMMD VAIMMD	94.900 5.100	VAEURO DBG
voestalpine Romania S.R.L[1]	VABUC	100.000	VAEURO
Industrie Versicherungsmakler GmbH[1]	IVM	50.000	VAAG
VOEST-ALPINE Intertrading Aktiengesellschaft[2]	VAINT	38.500	VAAG

SERVICE

voestalpine Eurostahl GmbH is the international sales organization of the **voest**alpine Group. It has sales and representative offices all over the world. This international network ensures the presence as well as competent consumer care in all important markets.

voestalpine EUROSTAHL GMBH

voestalpine Eurostahl GmbH
voestalpine Strasse 1
A-4020 Linz
Tel.: +43 (0)732/65 85-9775
Fax: +43 (0)732/69 80-8021
E-mail: eurostahl@voestalpine.com
Internet: www.voestalpine.com/eurostahl

voestalpine Belgium NV/SA
Place de l'Alma 3 b3
B-1200 Bruxelles
Tel.: +32 (0)2/770 08 52
Fax: +32 (0)2/770 02 87
E-mail: be@voestalpine.com
Internet: www.voestalpine.com/be

voestalpine Schweiz GmbH
Siewerdtstrasse 105
CH-8050 Zurich-Oerlikon
Tel.: +41 (0)1/318 65 65
Fax: +41 (0)1/318 65 00
E-mail: ch@voestalpine.com
Internet: www.voestalpine.com/ch

voestalpine ČR, s.r.o.
Karlovo náměstí 31
CZ-120 00 Praha 2
Tel.: +42 (0)2/249 08-100,
-103, -105, -106, -108, -109, -110
Fax: +42 (0)2/249 08-104
E-mail: cz@voestalpine.com
Internet: www.voestalpine.com/cz

voestalpine Deutschland GmbH
Elsenheimerstrasse 59
D-80687 Munich
Tel.: +49 (0)89/578 35-0
Fax: +49 (0)89/57 71 37
E-mail: de@voestalpine.com
Internet: www.voestalpine.com/de

Am Wasserturm 28
D-01616 Strehla
Tel.: +49 (0)35264/905-19
Fax: +49 (0)35264/905-18
E-mail: Dieter.Pfennig@voestalpine.com

Giesserallee 33
D-47877 Willich
Tel.: +49 (0)2154/95 30-0
Fax: +49 (0)2154/95 30-10
E-mail: Peter.Weyer@voestalpine.com

voestalpine Danmark ApS.
Dag Hammarskjölds Alle 29
DK-2100 Copenhagen
Tel.: +45 (0)354/318 44
Fax: +45 (0)354/336 66
E-mail: dk@voestalpine.com
Internet: www.voestalpine.com/dk

voestalpine France SAS
61. Allée de la Robertsau
F-67000 Strasbourg
Tel.: +33 (0)388/21 23 80
Fax: +33 (0)388/25 03 25
E-mail: fr@voestalpine.com
Internet: www.voestalpine.com/fr

voestalpine UK ltd.
Albion Place. VOEST-ALPINE House
Hammersmith
GB-W6 OQT London
Tel.: +44 (0)20/86 00-5800
Fax: +44 (0)20/87 41-3099
E-mail: uk@voestalpine.com
Internet: www.voestalpine.com/uk

voestalpine Hungária Kft.
Alkotás u. 39/C
H-1123 Budapest
Tel.: +36 (0)1/489-5500
Fax: +36 (0)1/489-5505
E-mail: hu@voestalpine.com
Internet: www.voestalpine.com/hu

voestalpine d.o.o.
Radnička cesta 55
HR-10000 Zagreb
Tel.: +38 (0)5/1 618 58 81
Fax: +38 (0)5/1 618 75 01
E-mail: hr@voestalpine.com
Internet: www.voestalpine.com/hr

voestalpine Italia S.r.l.
Via F. Turati 29
I-20121 Milan
Tel.: +39 (0)2/290 81-1
Fax: +39 (0)2/655 50 91
E-mail: it@voestalpine.com
Internet: www.voestalpine.com/it

voestalpine Nederland BV
Willem Witsenplein 4
NL-2596 BK The Hague
Tel.: +31 (0)70/314 16 66
Fax: +31 (0)70/328 20 92
E-mail: nl@voestalpine.com
Internet: www.voestalpine.com/nl

voestalpine Polska Sp.z o.o.
ul. Zwierzyniecka 29
PL-31-105 Kraków
Tel.: +48 (0)12/428 35 70, 428 16 40
Fax: +48 (0)12/428 35 72
E-mail: pl@voestalpine.com
Internet: www.voestalpine.com/pl

voestalpine Eurostahl GmbH
Moscow respresentative office
Bolshaya Ordynka Street, 44,
Building 4
RF-119017 Moscow
Tel.: +7 (0)95/501 721-1997
Fax: +7 (0)95/721-1998
E-mail: ru@voestalpine.com
Internet: www.voestalpine.com/ru

voestalpine Scandinavia AB
Nybrogatan 44, P.O.Box 5270
S-10246 Stockholm
Tel.: +46 (0)8/545 89-450
Fax: +46 (0)8/545 89-457
E-mail: se@voestalpine.com
Internet: www.voestalpine.com/se

voestalpine d.o.o.
Jarška cesta 10b
SLO-1000 Ljubljana
Tel.: +38 (0)615/233 730-33
Fax: +38 (0)615/233 734
E-mail: si@voestalpine.com
Internet: www.voestalpine.com/si

voestalpine d.o.o.
Ulica proleterske
solidarnosti 18/1
SCG-11070 Beograd
Tel.: +38 (0)1/11 311 83 38, -8754
Fax: +38 (0)1/11 213 41 08
E-mail: yu@voestalpine.com
Internet: www.voestalpine.com/yu

voestalpine USA Corp.
500 Mamaroneck Ave. Suite 310
Harrison, NY 10528
Tel.: +1 (0)914/899-3700
Fax: +1 (0)914/381-0509
E-mail: us@voestalpine.com
Internet: www.voestalpine.com/us

voestalpine Romania S.R.L.
Av. Mircea Zorileanu Str. No. 18
1st Floor, District 1
Bucharest
Tel.: +40 (0)21/224-1003
Fax: +40 (0)21/224-1137
E-mail: gernot.schwarzhuber@voestalpine.com

voestalpine Eurostahl GmbH
Beijing respresentative office
No. 01-01, Liang Ma Qiao Diplomatic Compound.
No. 22 Dong Fang Dong Road
Chao Yang District, Beijing, China
Tel.: +86 (0)10/85 32 17 78
Fax: +86 (0)10/85 32 17 78
E-mail: Bernhard.Wicho@voestalpine.com

voestalpine Stahl GmbH
voestalpine Strasse 3
A-4020 Linz
Tel.: +43 (0)732/65 85-0
Fax: +43 (0)732/69 80-8801
E-mail: stahl@voestalpine.com
Internet: www.voestalpine.com/stahl

voestalpine Stahlhandel GmbH
Lunzer Strasse 105
A-4021 Linz
Tel.: +43 (0)732/69 24-0
Fax: +43 (0)732/69 24-1000
E-mail: office.stahlhandel@voestalpine.com
Internet: www.voestalpine.com/stahlhandel

voestalpine Stahl Service Center GmbH
Industriezeile 28
A-4020 Linz
Tel.: +43 (0)732/749 88-0
Fax: +43 (0)732/749 88-200
E-mail: office.vassc@voestalpine.com
Internet:
www.voestalpine.com/stahlservicecenter

voestalpine Grobblech GmbH
voestalpine Strasse 3
A-4020 Linz
Tel.: +43 (0)732/65 85-0
Fax: +43 (0)732/69 80-8852
E-mail: grobblech@voestalpine.com
Internet: www.voestalpine.com/grobblech

voestalpine Gießerei Linz GmbH
voestalpine Strasse 3
A-4020 Linz
Tel.: +43 (0)732/65 85-6226
Fax: +43 (0)732/69 80-2277
E-mail: giesserei@voestalpine.com
Internet: www.voestalpine.com/giesserei

voestalpine Gießerei Traisen GmbH
Mariazeller Strasse 75
A-3160 Traisen
Tel.: +43 (0)2762/505-0
Fax: +43 (0)2762/505-350
E-mail: office.traisen@voestalpine.com
Internet: www.voestalpine.com/giesserei-traisen

voestalpine Schmiede GmbH
Zentralstrasse 25
A-4031 Linz
Tel.: +43 (0)732/65 85-6476
Fax: +43 (0)732/65 85-DW
E-mail: schmiede@voestalpine.com
Internet: www.voestalpine.com/schmiede

Logistik Service GmbH
Lunzer Strasse 41
A-4031 Linz
Tel.: +43 (0)732/65 98-0
Fax: +43 (0)732/69 80-0
E-mail: office@logserv.at
Internet: www.logserv.at

voestalpine Rohstoffhandel GmbH
Stahlstrasse 33
A-4031 Linz
Tel.: +43 (0)732/6585-2257
Fax: +43 (0)732/6980-2990
E-mail: rohstoffhandel@voestalpine.com
Internet: www.voestalpine.com/rohstoffhandel

voestalpine Rohstoffbeschaffungs GmbH
Stahlstrasse 21
A-4031 Linz
Tel.: +43 (0)732/65 85-8210
Fax: +43 (0)732/69 80-8183
E-mail: rohstoffbeschaffung@voestalpine.com
Internet: www.voestalpine.com/rohstoffbeschaffung

voestalpine – DIVISION RAILWAY SYSTEMS

voestalpine Bahnsysteme GmbH & CoKG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
Tel.: +43 (0)3842/202-0
Fax: +43 (0)3842/202-DW
E-mail: info.bahnsysteme@voestalpine.com
Internet: www.voestalpine.com/bahnsysteme

voestalpine Schienen GmbH
Kerpelystrasse 199
A-8700 Leoben-Donawitz
Tel.: +43 (0)3842/202-0
Fax: +43 (0)3842/202-DW
E-mail: info.schienen@voestalpine.com
Internet: www.voestalpine.com/schienen

TSTG Schienen Technik GmbH
Kaiser-Wilhelm-Strasse 100
D-47166 Duisburg
Tel.: +49 (0)203/52 24-693
Fax: +49 (0)203/52 24-694
E-mail: info@tstg.de
Internet: www.tstg.de

VAE GmbH
Rotenturmstrasse 5–9
A-1010 Wien
Tel.: +43 (0)1/531 18-0
Fax: +43 (0)1/531 18-222
E-mail: marketing@vae.co.at
Internet: www.vae-ag.com

VAE Eisenbahnsysteme GmbH
Alpinestrasse 1
A-8740 Zeltweg
Tel.: +43 (0)3577/750-0
Fax: +43 (0)3577/750-209
E-mail: marketing@vae.co.at
Internet: www.vae-ag.com

voestalpine Klöckner Bahntechnik GmbH
Neudorfer Strasse 3–5
D-47057 Duisburg
Tel.: +49 (0)203/54 46-4554
Fax: +49 (0)203/54 46-4476
E-mail: info@vak-bahntechnik.de
Internet: www.vak-bahntechnik.de

voestalpine Stahl Donawitz GmbH & CoKG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
Tel.: +43 (0)3842/201-0
Fax: +43 (0)3842/201-DW
E-mail: info.stahldonawitz@voestalpine.com
Internet: www.voestalpine.com/stahldonawitz

voestalpine Austria Draht GmbH
Bahnhofstrasse 2
A-8600 Bruck/Mur
Tel.: +43 (0)3862/893-0
Fax: +43 (0)3862/893-DW
E-mail: info.austriadraht@voestalpine.com
Internet: www.voestalpine.com/austriadraht

voestalpine Tubulars GmbH & Co KG
Alpinestrasse 17
A-8652 Kindberg-Aumühl
Tel.: +43 (0)3865/22 15-0
Fax: +43 (0)3865/22 15-0
E-mail: info@vatubulars.com
Internet: www.vatubulars.com

voestalpine Railpro B.V.
Nieuwe Crailoseweg 8
NL-1222 AB Hilversum
Tel.: +31 (0)35/688-9600
Fax: +31 (0)35/688-9666
E-mail: railinfo@railpro.nl
Internet: www.railpro.nl

voestalpine motion gmbh & co kg
voestalpine Strasse 1
A-4020 Linz
Tel.: +43 (0)732/65 85-6871
Fax: +43 (0)732/69 80-6871
E-mail: motion@voestalpine.com
Internet: www.voestalpine.com/motion

voestalpine Europlatinen GmbH & Co KG
Stahlstrasse 47
A-4020 Linz
Tel.: +43 (0)732/65 85-8341
Fax: +43 (0)732/69 80-8954
E-mail: europlatinen@voestalpine.com
Internet: www.voestalpine.com/europlatinen

Euroweld S.r.l.
Strada della Cebrosa 87
I-10156 Torino
Tel.: +39 (0)11/225 09-11
Tel.: +39 (0)11/225 09-22
E-mail: direzione@euroweld.it

Polynorm N.V.
Amersfoortseweg 9
NL-3751LJ Bunschoten
Tel.: +31 (0)33/298 95 11
Fax: +31 (0)33/298 90 04
E-mail: info@polynorm.nl
Internet: www.polynorm.com

Polynorm Automotive B.V.
Amersfoortseweg 9
NL-3751LJ Bunschoten
Tel.: +31 (0)33/298 95 11
Fax: +31 (0)33/298 90 07
E-mail: info@polynorm.nl
Internet: www.polynorm.com

Polynorm Plastics B.V.
Borchwerf 37
NL-4704 RG Roosendaal
Tel.: +31 (0)16/55 75-475
Fax: +31 (0)16/55 54-115
Internet: www.polynorm.com

Polynorm Grau Werkzeugsysteme GmbH & Co. KG
Polynormstrasse 1
Gewerbepark Guegling
D-73529 Schwaebisch Gmuend
Tel.: +49 (0)7171/972-0
Fax: +49 (0)7171/972-321
Internet: www.polynorm-grau.de

voestalpine Rotec GmbH
Gesellschaft für Rohrtechnik
Wachtelstrasse 14
D-40789 Monheim am Rhein
Tel.: +49 (0)2173/930-6
Fax: +49 (0)2173/930-749
E-mail: rotec@voestalpine.com
Internet: www.voestalpine.com/rotec

From August 1, 2005: Gruberstrasse 2, A-4020 Linz

Elmsteel Group Limited
Jacknell Road, Dodwells Bridge Industrial Estate
UK, Hinckley, Leicestershire LE10 3BS
Tel.: +44 (0)1455/62 03 00
Fax: +44 (0)1455/62 03 20
E-mail: sales@elmsteel.co.uk
Internet: www.elmsteel.co.uk

voestalpine Präzisrohrtechnik GmbH
(Production)
Eisenhammerstrasse 15
A-8670 Krieglach
Tel.: +43 (0)3855/24 66
Fax: +43 (0)3855/31 04
E-mail: praezisrohrtechnik@voestalpine.com
Internet: www.voestalpine.com/praezisrohrtechnik

voestalpine Präzisrohrtechnik GmbH
(Sales)
Scharitzerstrasse 28
A-4020 Linz
Tel.: +43 (0)732/66 94-68
Fax: +43 (0)732/66 81-74
E-mail: praezisrohrtechnik@voestalpine.com
Internet: www.vpt.at

Turinauto S.p.A.
Via Tirreno 45
I-10100 Rivalta (Torino)
Tel.: +39 (0)11/908-1916
Fax: +39 (0)11/908-1920
E-mail: info@turinauto.it
Internet: www.turinauto.it

Polynorm Plastics (UK) Ltd.
P.O. Box 9, Washway Lane
UK-St. Helens, Merseyside WA10 6FE
Tel.: +44 (0)1744/743-333
Fax: +44 (0)1744/743-300
Internet: www.polynorm.com

Polynorm Automotive North America
P.O. Box 709, 44700 Grand River Avenue
US-Novi, MI 48376-0709
Tel.: +1 (0)248/348 0400
Fax: +1 (0)734/207 7871
Internet: www.polynorm.com

Elmsteel Inc.
3709 US 52 South Lafayette
US-47905 Indiana
Tel.: +1 (0)765/471-2808
Fax: +1 (0)765/471-8607
E-mail: sales@elmsteel.com
Internet: www.elmsteel.com

Elmsteel Polska Sp. Z o.o
Komorniki, UL. Polna 7
PL-55-300 Sroda Slaska
Tel.: +48 (0)71/39 60-400
Fax: +48 (0)71/39 60-411
E-mail: sales@elmsteel.pl
Internet: www.elmsteel.pl

PRODUCTION TUBE CUTTING France S.A.
7, Rue Henri Francois, Zone Industrielle
F-77330 Ozoir-la-Ferrière
Tel.: +33 (0)1/64 40-7600
Fax: +33 (0)1/64 40-7610
Internet: www.voestalpine.com/rotec

Rotec Iberica S.A.
Zudibiarte s/n, Carretera Okondo-Llodio
E-01409 Okondo (Alava)
Tel.: +34 (0)945/898-498
Fax: +34 (0)945/898-456
E-mail: maxrios@rotec-iberica.com
Internet: www.rotec-iberica.com

HTI Maschinen- und Apparatebau GmbH & Co. KG
In der Bruchwiesen 11–13
D-76855 Annweiler
Tel.: +49 (0)6346/964 20
Fax: +49 (0)6346/16 17
E-mail: info@htigmbh.de
Internet: www.htigmbh.de

Vollmer Metallwaren GmbH & Co. KG
Graf-Zeppelin-Strasse 29
D-72202 Nagold
Tel.: +49 (0)7452/84 81-0
Fax: +49 (0)7452/84 81-29
E-mail: info@vollmer-nagold.com
Internet: www.vollmer-nagold.com

Vollmer GmbH & Co. KG
Brackenheimer Strasse 44
D-74397 Pfaffenhofen
Tel.: +49 (0)7046/962-40
Fax: +49 (0)7046/962-429
E-mail: info@vollmer-nagold.com
Internet: www.vollmer-nagold.com

Roll Forming Corporation
1070 Brooks Industrial Park
P.O. Box 369
US-40066-0369 Shelbyville, Kentucky
Tel.: +1 (0)502/663-4435
Fax: +1 (0)502/633-5824
E-mail: sales@rfcorp.com
Internet: www.voestalpine.com/rfc

voestalpine Präzisionsprofil GmbH
Franz-Tilgner-Strasse 10
D-50354 Hürth
Tel.: +49 (0)2233/61 16-0
Fax: +49 (0)2233/61 16-16
E-mail: info@praepro.de
Internet: www.voestalpine.com/praezisionsprofil

SADEF N.V.
Bruggesteenweg 60
B-8830 Hooglede-Gits
Tel.: +32 (0)51/261-211
Fax: +32 (0)51/261-300
E-mail: sales@sadef.be
Internet:www.voestalpine.com/sadef

voestalpine profilform s.r.o.
Továrni 4
CZ-68223 Vyskov
Tel.: +420 (0)517/333-700
Fax: +420 (0)517/333-702
E-mail: marketing@vap-vyskov.cz
Internet: www.voestalpine.com/profilform-cz

Metsec plc
Broadwell Road, Oldbury
UK-B69 4HE West Midlands
Tel.: +44 (0)121/601-6000
Fax: +44 (0)121/601-6119
E-mail: metsecplc@metsec.com
Internet: www.voestalpine.com/metsec

voestalpine Krems GmbH
Schmidhuettenstrasse 5, Postfach 43
A-3500 Krems
Tel.: +43 (0)2732/885-0
Fax: +43 (0)2732/885-741
E-mail: marketing.vak@voestalpine.com
Internet: www.voestalpine.com/profilform

voestalpine Krems Finaltechnik GmbH
Schmidhuettenstrasse 5, Postfach 42
A-3500 Krems
Tel.: +43 (0)2732/885-0
Fax: +43 (0)2732/885-628
E-mail: info.vakf@voestalpine.com
Internet: www.voestalpine.com/finaltechnik

voestalpine Profilform GmbH
Schmidhuettenstrasse 5, Postfach 45
A-3500 Krems
Tel.: +43 (0) 2732/885-0
Fax: +43 (0) 2732/885-593
E-mail: info_profilform@voestalpine.com
Internet: www.voestalpine.com/profilform

Nedcon Groep N.V.
Nijverheidsweg 26, Postfach 35
NL-7000 AA Doetinchem
Tel.: +31 (0) 314/33 44 55
Fax: +31 (0) 314/34 58 64
E-mail: nedcongroup@nedcon.com
Internet: www.nedcon.com/

GLOSSARY

FINANCIAL

ACQUISITION
One company taking over the interest in another company.

ASSET DEAL
A type of transaction in which the buyer purchases assets from the target company, rather than shares.

ATX
Abbreviation for Austrian Traded Index: price index calculated by the Vienna Stock Exchange and containing the most actively traded shares on the Vienna Stock Exchange.

CAPITAL EMPLOYED
The total of fixed capital and borrowings which is equivalent to total assets less all liabilities which do not bear interest.

CORPORATE GOVERNANCE
Corporate Governance is concerned with holding the balance between economic and social goals and between individual and communal goals. The corporate governance framework is there to encourage the efficient use of resources and equally to require accountability for the stewardship of those resources.

EBIT (earnings before interest and taxes)
Operating and non-operating profit before the deduction of interest and income taxes.

EBITDA (earnings before interest, taxes, depreciation, and amortization)
Operating and non-operating profit before the deduction of interest and income taxes. Depreciation and amortization expenses are not included in the costs.

ENDOGENOUS GROWTH
Economic growth generated by forces within a company.

E-PROCUREMENT
Electronic procurement of goods and/or services. E-procurement combines the use of Internet technology with procurement best practices to streamline the purchasing process and reduce costs.

EQUITY
Equity is the ownership interest in a corporation, represented by the shares of stock which are held by investors.

EXOGENOUS GROWTH
Economic growth generated by acquisitions.

FREE CASH FLOW
The cash flow from operations minus capital expenditures minus cash dividends paid.

FREE FLOAT
The number of shares that are actively tradable in the market.

GEARING
Ratio of the net financial debt of a company to its shareholders' equity. This is a measure of the debt burden of a company in relation to the resources it has available.

IFRS (International Financial Reporting Standards)
Accounting rules and procedures developed by the International Accounting Standards Committee and to be administered by the IASB. All EU countries are required to adopt IAS by 2005.

JOINT VENTURE
A form of business partnership between two or more companies to engage in a commercial enterprise with mutual sharing of profits and losses.

LIQUIDITY RATIO
A ratio that measures a company's ability to pay off short-term debt as it becomes due.

MARKET CAPITALIZATION
Value obtained by multiplying the market price of a share by the number of issued shares and in some cases of other listed securities. It is the total value of a listed company as determined by the market at any given moment in time.

RATINGS
An evaluation of credit quality of a company. Investors and analysts use ratings to assess the risk of an investment.

RETURN ON EQUITY
The ROE is calculated by the ratio between the after-tax profit and the average amount of equity as shown in the balance sheet; it indicates the return which the company achieves on the capital it employs.

ROCE (return on capital employed)
ROCE is the ratio of operating profits generated to the amount of operating capital invested.

VOLATILITY
The degree of fluctuation for a given price or rate, such as a stock price or currency exchange rate.

WEIGHTED AVERAGE COST OF CAPITAL (WACC)
An average representing the expected return on all of a company's securities. Each source of capital is weighted according to its prominence in the company's capital structure.

TECHNICAL

BLANKING
An early step in preparing flat-rolled steel for use by an end user. A blank is a section of sheet that has the same outer dimensions as a specified part (such as a car door or hood) but that has not yet been stamped.

BLAST FURNACE
A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the "blast" of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

BLOOM
A semi-finished steel form whose rectangular cross-section is more than eight inches. This large cast steel shape is broken down in the mill to produce the familiar rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process. Reduction of a bloom to a much smaller cross-section can improve the quality of the metal.

BODY-IN-WHITE
Unpainted and untrimmed automotive upper body structures.

COATING
The process of covering steel with another material (tin, chrome, zinc), primarily for corrosion resistance.

COILS
Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

COKE
The basic fuel consumed in blast furnaces in the smelting of iron. Coke is a processed form of coal.

COLD WORKING (rolling)
Changes in the structure and shape of steel at a low temperature (often room temperature). It is used to create a permanent increase in the hardness and strength of the steel.

CONTINUOUS CASTING
A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms, or slabs.

GALVANIZED STEEL
Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, or fencing wire. Sheet steel normally must be cold-rolled prior to the galvanizing stage.

HOT DIPPED
Steel is run through a molten zinc coating bath, followed by an air stream "wipe" that controls the thickness of the zinc finish.

ELECTROGALVANIZED
Zinc plating process in which the molecules on the positively charged zinc anode attach to the negatively charged sheet steel. The thickness of the zinc coating is readily controlled. By increasing the electric charge or slowing the speed of the steel through the plating area, the coating will thicken.

HEAVY PLATE
Steel sheet with a width of up to 200 inches and a thickness of at least 5 millimeters. Mainly used for construction, heavy machinery, ship building or pipes of big diameters.

HOLLOW SECTIONS, see "Welded tubes"

HOT ROLLED
Product that is sold in its "as produced state" off the hot mill with no further reduction or processing steps.

HOT MILL
The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still "red").

LASER-WELDED BLANKS
Two or more sheets of steel seam-welded together into a single "blank" which is then stamped into a part. Materials that are both highly malleable and strong can be combined to meet customer requirements.

ORGANIC COATING
High-tech composite material made of thin sheet with the highest surface quality and with a colored organic coating. Organic coating offers an even surface, excellent malleability and deep-drawing characteristics due to anti-friction effects, high protection against corrosion, high resistance to chemical influences and good temperature resistance.

SCRAP (ferrous)
Ferrous (iron-containing) material that generally is remelted and recast into new steel.

SEAMLESS TUBES
Tubes made from a solid billet or bloom, which is heated, then rotated under extreme pressure. This rotational pressure creates an opening in the center of the billet, which is then shaped by a mandrel to form a tube.

SECTIONS
Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, "L", "U", "T" or "I" shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries.
Also known as "profiles."

SIMULTANEOUS ENGINEERING
At any time of the design process each product life state is appropriately taken into consideration, i.e. by applying the related expert knowledge by means of forecasting, prognosis and simulation either by tools or by involving the human expert directly.

SLAG
The impurities in a molten pool of iron. Flux such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than iron, it will float on top of the pool, where it can be skimmed.

SPECIAL SECTIONS
Sections that are tailor-made to meet individual requirements of the customer.

SPECIALTY TUBES
Refers to a wide variety of high-quality custom-made tubular products requiring critical tolerances, precise dimensional control and special metallurgical properties. Specialty tubing is used in the manufacture of automotive, construction and agricultural equipment, and in industrial applications such as hydraulic cylinders, machine parts and printing rollers.

SUPPLY CHAIN MANAGEMENT (SCM)
The management and control of all materials, funds, and related information in the logistics process from the acquisition of raw materials to the delivery of finished products to the end user.

SURFACE-COATED STEEL PRODUCTS
Products that are metallically or organically coated through different methods, such as hot dip galvanizing, electrical galvanizing, color coating and powder coating. Surface coating helps adapt steel for different end uses and creates more value in the steel product.

SWITCHES
Turnout systems and components that meet a wide range of requirements, including high speeds and axle loads, that are used for passengers, freight, heavy haul, commuting and suburban rail transport.

TAILORED BLANKS
A section of sheet or strip that is cut-to-length and trimmed to match specifications for the manufacturer's stamping design for a particular part. Because excess steel is cut away (to save shipping costs), all that remains for the stamper is to impart the three-dimensional shape with a die press (see "Blanking").

WELDED TUBES
Rolled plates welded into tubes of various shapes, gages and diameters from different types of material.

COMMUNICATIONS & INFORMATION

News & Services at www.voestalpine.com

ONLINE ORDER/DOWNLOAD SERVICE	You can download (as PDF files) or order publications and informational material (e.g. quarterly and annual reports, environmental reports) through our Internet portal www.voestalpine.com.
ANNUAL REPORT ONLINE	You can find the online version of our current 2004/05 annual report on our website.
NEWSLETTERS BY E-MAIL AND SMS: ALWAYS UP-TO-DATE	You can sign up for our free newsletter service and get the latest news by e-mail or as a headline on your mobile phone.
OUR SPECIAL SERVICE FOR SHAREHOLDERS	You want to know the current price of **voest**alpine stock? You would like to check all pertinent stock price movements and corporate data since the IPO in 1995 or starting at a certain date? You can have this with the Share Monitor (investor relations > stock prices/charts), which offers you an overview of **voest**alpine stock and the ATX at the touch of a button. With our share price agent, you will be notified automatically by SMS as soon as the share price goes above or falls below a certain level.
voestalpine MAGAZIN	You can order the **voest**alpine MAGAZIN at no charge at magazin@voestalpine.com. The forward-looking magazine of **voest**alpine is published bi-annually in January and June.
voestalpine MAGAZIN ONLINE	The **voest**alpine MAGAZIN is also available online. It is interactive and provides the latest news on high tech, mobility, science, and lifestyles. Also available online at www.voestalpinemagazin.com.

CONTACT

voestalpine AG
Public Relations
Tel.: +43 (0)732/65 85-2090
Fax: +43 (0)732/69 80-8981
E-mail: info@voestalpine.com

voestalpine AG
Investor Relations
Tel.: +43 (0)732/65 85-3152
Fax: +43 (0)732/69 80-5581
E-mail: investorrelations@voestalpine.com

IMPRINT

OWNER AND MEDIA PROPRIETOR
voestalpine AG, voestalpine Strasse 1, A-4020 Linz

SENIOR EDITOR AND EDITORIAL STAFF
voestalpine AG, Public Relations, Wilhelm Nitterl
Tel.: +43 (0)732/65 85-2090, Fax: +43 (0)732/69 80-8981
E-mail: info@voestalpine.com. Internet: www.voestalpine.com

IMPLEMENTATION
Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine Straße 1, A-4020 Linz, Austria
T. +43 (0)732/65 85-0, F. +43 (0)732/69 80-9311
E-mail: info@voestalpine.com
www.voestalpine.com



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